FIRST QUARTER REPORT	March 31, 2011

Dear Shareholders:

Net income attributable to common shareholders for the quarter ended March 31, 2011 was $306 million or $0.54 per diluted share, compared with $250 million or $0.44 per diluted share in the first quarter of 2010.

Funds from operations (“FFO”) for the quarter ended March 31, 2011 was $155 million or $0.28 per diluted common share, compared with $133 million or $0.25 per diluted common share during the same period in 2010.

Commercial property net operating income for the first quarter of 2011 increased to $216 million, compared with $171 million in the first quarter of 2010, largely as a result of the contribution from the Australian portfolio acquired in September 2010.

OUTLOOK

We are encouraged by the record leasing activity accomplished during the quarter as we witnessed accelerated recovery in our primary markets. With a solid backlog of advanced leasing discussions, developments positioned to commence in our primary markets, and progress toward our strategic goals, we remain positive about our 2011 performance.

HIGHLIGHTS OF THE FIRST QUARTER

Leased 2.8 million square feet of space during the quarter at an average net rent of $30.40 per square foot. This leasing volume surpasses the five-year average first quarter leasing volume by 89%.  The portfolio occupancy rate finished the quarter at 93.6%. Highlights from the quarter include:

Toronto  – 777,000 square feet
•	A 10-year renewal with Bank of Montreal for 503,000 square feet at First Canadian Place; Bank of Montreal is committed to over one million square feet at First Canadian Place through 2024
•	An 11-year renewal with Lombard Canada Ltd. for 144,000 square feet at 105 Adelaide St.

Calgary  – 763,000 square feet
•	A 15-year renewal and expansion with Enbridge Inc. for 300,000 square feet at Fifth Avenue Place
•	A 17-year renewal with Suncor Energy Inc. for 196,000 square feet at Suncor Energy Centre

New York – 514,000 square feet
•	A new 15-year lease with Oppenheimer Funds for 235,000 square feet at Two World Financial Center
•	A new 15-year lease with Commerzbank for 173,000 square feet at Two World Financial Center

Melbourne – 224,000 square feet
•	A 10-year lease with the Commonwealth of Australia for 205,000 square feet at Defence Plaza

Los Angeles – 166,000 square feet
•	A seven-year lease with Lockton Insurance Brokers for 72,000 square feet at Ernst & Young Plaza

Sydney – 98,000 square feet
•	A six-year lease with Parsons Brickerhoff for 85,000 square feet at Ernst & Young Centre

Completed the pre-leasing of the City Square development in Perth with a 90,000 square foot lease with PricewaterhouseCoopers and a 54,000 square foot lease with Barrick Gold subsequent to quarter-end. The development is expected to be completed in early 2012.

Brookfield Office Properties

Completed the transformation into a pure-play office owner and operator by divesting of residential real estate division.  Brookfield Office Properties’ residential land business has merged with Brookfield Homes Corporation to form Brookfield Residential Properties Inc. (NYSE, TSX: BRP). Brookfield Office Properties has received a C$480 million note and 51,500,000 common shares of BRP representing a 51% equity interest. Brookfield Asset Management has agreed to purchase all BRP shares not subscribed for in the rights offering described below. Brookfield Office Properties will receive $10 per BRP share or $515 million in total on closing of the rights offering.

Filed a preliminary prospectus outlining the details of the rights offering subsequent to the first quarter which will enable BPO shareholders to purchase shares of BRP at a price of $10 per share, trade their right or let their right expire. The rights will be listed on the NYSE and TSX commencing May 9 and May 10, 2011, respectively, and will be exercisable until June 10, 2011.  Shareholders of record on May 12, 2011 will receive one right for each common share of BPO they hold on the record date.

Refinanced or secured new financing of $1.2 billion,  generating net proceeds of approximately $242 million, including:

•	One Shelley Street, Sydney, for A$193 million at a BBSY + 2.15% interest rate and five-year term

•	1200 K Street, NW, Washington, DC, for $138 million at a 5.879% interest rate and ten-year term

•	Queen’s Quay Terminal, Toronto, for C$90 million at an interest rate of 5.4% and ten-year term

•	1550 and 1560 Wilson Blvd, Arlington, VA, for $70 million at an interest rate of LIBOR + 2.50% and five-year term

•	650 Massachusetts Ave NW, Washington, DC, for $69 million at LIBOR + 2.75% interest rate and five-year term

•	Bethesda Crescent, Bethesda, MD, for $62 million with a 5.576% interest rate and ten-year term

•	1400 K Street, NW, Washington DC, for $54 million with a 5.30% interest rate and seven-year term

•	Renewed corporate revolving credit facility for $565 million for a five-year term at LIBOR + 2.1%.

Refinanced an additional $630 million subsequent to the first quarter, including:

•	Landmark Square (Los Angeles), One Allen Center and Continental Center I (Houston) for $265 million at an interest rate of LIBOR + 3.25%

•	Two Allen Center, Houston, for $200 million at an interest rate of 6.45% for a seven-year term

•	Three Allen Center, Houston, for $165 million at an interest rate of 6.12% for a five-year term

Repaid, directly and indirectly, $382 million of U.S. Office Fund acquisition financing.

Sold a 49% interest in Heritage Plaza, Houston, to an institutional investment fund for approximately $60 million.

Elected two additional directors, F. Allan McDonald and Bruce Flatt.

Officially changed name of company to “Brookfield Office Properties Inc.” following shareholder approval at Annual General Meeting on May 4. The name change reflects company’s global pure-play office strategy.

Gordon E. Arnell	Richard B. Clark
Chairman	CEO

May 5, 2011

Brookfield Office Properties

Commercial Properties Portfolio
			ASSETS UNDER MANAGEMENT					PROPORTIONATE(1)			PROPORTIONATE NET OF MINORITY SHARE(2)
(SQUARE FEET IN 000’S)	NUMBER OF PROPERTIES	LEASED %	OFFICE	RETAIL	LEASABLE	PARKING	TOTAL	OWNED %	LEASABLE	TOTAL	LEASABLE	TOTAL
Direct
NEW YORK
World Financial Center
One	1	99.4	1,603	52	1,655	58	1,713	100	1,655	1,713	1,645	1,703
Two	1	100.0	2,671	35	2,706	—	2,706	100	2,706	2,706	2,690	2,690
Three	1	99.6	1,254	—	1,254	53	1,307	100	1,254	1,307	1,246	1,299
Retail		75.3	—	168	168	122	290	100	168	290	167	288
One Liberty Plaza	1	89.9	2,327	20	2,347	—	2,347	100	2,347	2,347	2,333	2,333
300 Madison Avenue	1	100.0	1,089	5	1,094	—	1,094	100	1,094	1,094	1,088	1,088
	5	98.7	8,944	280	9,224	233	9,457	100	9,224	9,457	9,169	9,401
BOSTON
53 State Street	1	80.6	1,164	30	1,194	41	1,235	100	1,194	1,235	1,187	1,227
75 State Street	1	85.5	771	25	796	235	1,031	100	796	1,031	791	1,025
	2	82.6	1,935	55	1,990	276	2,266	100	1,990	2,266	1,978	2,252
WASHINGTON, D.C.
1625 Eye Street	1	100.0	370	16	386	185	571	10	39	57	38	57
701 9th Street	1	100.0	340	24	364	183	547	100	364	547	362	544
Potomac Tower	1	100.0	238	—	238	203	441	100	238	441	236	438
601 South 12th Street	1	100.0	309	—	309	—	309	100	309	309	309	309
701 South 12th Street	1	100.0	253	—	253	—	253	100	253	253	253	253
77 K Street	1	90.7	307	19	326	—	326	100	326	326	324	324
650 Massachusetts	1	72.0	231	82	313	74	387	100	312	387	312	387
	7	94.6	2,048	141	2,189	645	2,834	82	1,841	2,320	1,834	2,312
HOUSTON
1201 Louisiana Street	1	90.4	836	8	844	48	892	100	844	892	844	892
Heritage Plaza	1	84.8	1,150	—	1,150	671	1,821	100	1,150	1,821	587	929
	2	87.2	1,986	8	1,994	719	2,713	100	1,994	2,713	1,431	1,821
DENVER
Republic Plaza	1	92.5	1,281	48	1,329	503	1,832	100	1,329	1,832	1,329	1,832
	1	92.5	1,281	48	1,329	503	1,832	100	1,329	1,832	1,329	1,832
MINNEAPOLIS
33 South Sixth Street	2	94.1	1,108	370	1,478	325	1,803	100	1,478	1,803	1,478	1,803
RBC Plaza	2	92.3	610	442	1,052	196	1,248	100	1,052	1,248	1,052	1,248
	4	93.2	1,718	812	2,530	521	3,051	100	2,530	3,051	2,530	3,051
Direct U.S. Properties	21	93.3	17,912	1,344	19,256	2,897	22,153	98	18,908	21,639	18,271	20,669
TORONTO
Brookfield Place
Bay Wellington Tower	1	99.0	1,297	42	1,339	—	1,339	100	1,339	1,339	1,116	1,116
Retail and Parking	1	94.5	—	52	52	690	742	70	36	519	21	433
22 Front Street	1	100.0	137	8	145	—	145	100	145	145	120	121
Exchange Tower	1	92.6	963	66	1,029	131	1,160	50	515	580	429	483
105 Adelaide	1	99.5	176	7	183	49	232	100	183	232	153	193
Hudson’s Bay Centre	1	99.7	536	261	797	295	1,092	100	797	1,092	664	909
Queen’s Quay Terminal	1	98.1	427	78	505	—	505	100	505	505	421	421
HSBC Building	1	100.0	188	6	194	31	225	100	194	225	162	187
Bay Adelaide West	1	88.6	1,155	37	1,192	382	1,574	100	1,192	1,574	993	1,311
151 Yonge Street(3)	1	64.6	289	11	300	72	372	25	75	93	75	93
2 Queen Street East(3)	1	98.9	448	16	464	81	545	25	116	136	116	136
	11	94.3	5,616	584	6,200	1,731	7,931	81	5,097	6,440	4,270	5,403
CALGARY
Bankers Hall	3	99.1	1,944	224	2,168	409	2,577	50	1,084	1,289	903	1,073
Bankers Court	1	100.0	256	7	263	62	325	50	132	163	110	136
Suncor Energy Centre	2	98.9	1,710	22	1,732	220	1,952	50	866	976	721	813
Fifth Avenue Place	2	99.9	1,428	47	1,475	206	1,681	50	738	841	615	700
Altius Centre(3)	1	98.2	303	3	306	72	378	25	77	95	77	95
	9	99.2	5,641	303	5,944	969	6,913	49	2,897	3,364	2,426	2,817
OTTAWA
Place de Ville I(3)	2	100.0	571	12	583	502	1,085	25	146	271	146	271
Place de Ville II(3)	2	99.2	598	12	610	433	1,043	25	152	261	152	261
Jean Edmonds Towers(3)	2	100.0	541	13	554	95	649	25	138	162	138	162
	6	99.7	1,710	37	1,747	1,030	2,777	25	436	694	436	694
VANCOUVER
Royal Centre	1	97.0	494	95	589	264	853	100	589	853	490	710
	1	97.0	494	95	589	264	853	100	589	853	490	710
OTHER
Other	1	100.0	70	3	73	—	73	100	73	73	73	73
	1	100.0	70	3	73	—	73	100	73	73	73	73
Direct Canadian Properties	28	97.1	13,531	1,022	14,553	3,994	18,547	62	9,092	11,424	7,695	9,697
TOTAL DIRECT	49	95.4	31,443	2,366	33,809	6,891	40,700	79	28,000	33,063	25,966	30,366

(1)
Reflects Brookfield Office Properties interest before considering minority interest of other subsidiaries including Brookfield Financial Properties L.P. of 0.6%, Brookfield Office Properties Canada (“BOX”) of 16.7% and Brookfield Heritage Partners LLC of 49.0%

(2)
Reflects Brookfield Office Properties interest net of minority interests described in note above, which includes a 99.4% ownership interest in Brookfield Financial Properties L.P., an 83.3% ownership interest in BOX and a 51.0% ownership interest in Brookfield Heritage Partners LLC

(3)	Represents Canadian Office Fund assets

Brookfield Office Properties

			ASSETS UNDER MANAGEMENT					PROPORTIONATE(1)			PROPORTIONATE NET OF MINORITY SHARE(1)
(SQUARE FEET IN 000’S)	NUMBER OF PROPERTIES	LEASED %	OFFICE	RETAIL	LEASABLE	PARKING	TOTAL	OWNED %	LEASABLE	TOTAL	LEASABLE	TOTAL
U.S. OFFICE FUND
MANAGED PROPERTIES
NEW YORK
The Grace Building	1	92.9	1,537	20	1,557	—	1,557	31	489	489	489	489
One New York Plaza	1	75.5	2,556	31	2,587	—	2,587	63	1,630	1,630	1,630	1,630
Newport Tower	1	89.1	1,059	41	1,100	—	1,100	63	693	693	693	693
	3	93.9	5,152	92	5,244	—	5,244	54	2,812	2,812	2,812	2,812
WASHINGTON, D.C.
1200 K Street	1	99.4	366	24	390	44	434	63	246	273	246	273
1250 Connecticut Avenue	1	90.4	163	21	184	26	210	63	116	132	116	132
1400 K Street	1	100.0	178	12	190	34	224	63	120	141	120	141
2000 L Street	1	92.6	308	75	383	—	383	63	241	241	241	241
2001 M Street	1	99.6	190	39	229	35	264	62	141	163	141	163
2401 Pennsylvania Avenue	1	86.4	58	19	77	16	93	63	49	59	49	59
Bethesda Crescent	3	85.7	241	27	268	68	336	63	169	212	169	212
One Reston Crescent	1	100.0	185	—	185	—	185	63	117	117	117	117
Silver Spring Metro Plaza	3	83.4	640	47	687	84	771	63	433	486	433	486
Sunrise Tech Park	4	86.9	315	1	316	—	316	63	199	199	199	199
Two Reston Crescent	1	100.0	182	3	185	—	185	63	117	117	117	117
Two Ballston Plaza	1	77.9	204	19	223	—	223	63	140	140	140	140
Victor Building	1	93.0	302	45	347	—	347	31	109	109	109	109
1550 & 1560 Wilson Blvd	2	95.5	248	35	283	76	359	63	178	226	178	226
	22	91.4	3,580	367	3,947	383	4,330	60	2,375	2,615	2,375	2,615
LOS ANGELES
601 Figueroa	1	75.9	1,037	2	1,039	123	1,162	63	655	732	655	732
Bank of America Plaza	1	94.5	1,383	39	1,422	343	1,765	63	896	1,112	896	1,112
Ernst & Young Tower	1	73.6	910	335	1,245	391	1,636	63	784	1,031	784	1,031
Landmark Square	1	86.9	420	23	443	212	655	63	279	413	279	413
Marina Towers	2	88.9	356	25	381	87	468	32	120	147	120	147
	6	83.3	4,106	424	4,530	1,156	5,686	60	2,734	3,435	2,734	3,435
HOUSTON
One Allen Center	1	94.3	914	79	993	—	993	63	626	626	626	626
Two Allen Center	1	95.4	987	9	996	—	996	63	627	627	627	627
Three Allen Center	1	91.8	1,173	22	1,195	—	1,195	63	753	753	753	753
1400 Smith Street	1	100.0	1,229	38	1,267	—	1,267	63	798	798	798	798
Continental Center I	1	94.7	1,048	50	1,098	411	1,509	63	692	951	692	951
Continental Center II	1	95.4	428	21	449	81	530	63	283	334	283	334
KBR Tower	1	99.9	985	63	1,048	254	1,302	32	330	410	330	410
500 Jefferson Street	1	97.5	351	39	390	44	434	63	246	273	246	273
	8	96.1	7,115	321	7,436	790	8,226	58	4,355	4,772	4,355	4,772
U.S. Office Fund – Managed	39	89.4	19,953	1,204	21,157	2,329	23,486	58	12,276	13,634	12,276	13,634
U.S. Office Fund – Non-managed	19	87.2	5,993	253	6,246	1,019	7,265	57	3,487	4,118	3,487	4,118
TOTAL U.S. OFFICE FUND	58	88.9	25,946	1,457	27,403	3,348	30,751	58	15,763	17,752	15,763	17,752

(1)	Reflects Brookfield Office Properties proportionate ownership before non-controlling interests, which corresponds to a 63% interest in U.S. Office Fund

			ASSETS UNDER MANAGEMENT					PROPORTIONATE(1)			PROPORTIONATE NET OF MINORITY SHARE(2)
(SQUARE FEET IN 000’S)	NUMBER OF PROPERTIES	LEASED %	OFFICE	RETAIL	LEASABLE	PARKING	TOTAL	OWNED %	LEASABLE	TOTAL	LEASABLE	TOTAL
AUSTRALIAN PROPERTIES
SYDNEY
One Shelley Street	1	100.0	329	26	355	37	392	100	355	392	355	392
KPMG Tower	1	100.0	295	4	299	15	314	50	150	158	150	158
American Express House(3)	1	100.0	156	5	161	10	171	100	161	171	109	116
World Square Retail	2	97.4	1	176	177	76	253	50	89	127	89	127
52 Goulburn Street	1	100.0	247	1	248	29	277	50	124	139	125	140
King Street Wharf Retail	1	95.4	—	61	61	—	61	100	61	61	61	61
	7	99.4	1,028	273	1,301	167	1,468	71	940	1,048	889	994
MELBOURNE
Southern Cross East Tower(3)	1	100.0	839	19	858	133	991	100	858	991	789	911
Southern Cross West Tower	1	100.0	496	14	510	—	510	50	255	255	255	255
Defence Plaza(3)	1	100.0	202	3	205	9	214	100	205	214	139	145
	3	100.0	1,537	36	1,573	142	1,715	85	1,318	1,460	1,183	1,311
PERTH
235 St Georges Terrace	1	100.0	192	—	192	14	206	50	96	103	96	103
	1	100.0	192	—	192	14	206	50	96	103	96	103
TOTAL	11	99.8	2,757	309	3,066	323	3,389	77	2,354	2,611	2,168	2,408

(1)	Reflects Brookfield Office Properties interest before considering minority interest of other subsidiaries including Brookfield Prime Property Fund of 31.6%
(2)	Reflects Brookfield Office Properties interest net of minority interests described in note above, which includes a 68.4% ownership interest in Brookfield Prime Property Fund
(3)	Represents Brookfield Prime Property Fund assets

Brookfield Office Properties

			ASSETS UNDER MANAGEMENT					PROPORTIONATE(1)			PROPORTIONATE NET OF MINORITY SHARE(2)
(SQUARE FEET IN 000’S)	NUMBER OF PROPERTIES	LEASED %	OFFICE	RETAIL	LEASABLE	PARKING	TOTAL	OWNED %	LEASABLE	TOTAL	LEASABLE	TOTAL
JOINTLY CONTROLLED INTERESTS
245 Park Avenue (NY)	1	95.6	1,719	68	1,787	—	1,787	51	911	911	906	906
Four World Financial Center (NY)	1	100.0	1,861	43	1,904	48	1,952	51	971	996	965	990
First Canadian Place (Toronto)(3)	1	91.0	2,378	232	2,610	170	2,780	25	653	695	653	695
NAB House (Sydney)(4)	1	99.1	424	6	430	31	461	25	108	116	108	116
IAG House (Sydney)(4)	1	100.0	382	35	417	11	428	50	209	215	209	215
E&Y Complex (Sydney)(5)	1	100.0	731	1	732	56	788	50	366	394	249	268
Darling Park Complex (Sydney)(4)	3	98.0	1,098	107	1,205	94	1,299	30	362	390	361	389
Bourke Place Trust (Melbourne)(4)	1	98.8	670	34	704	109	813	43	303	350	303	350
TOTAL	10	96.4	9,263	526	9,789	519	10,308	39	3,883	4,067	3,754	3,929
TOTAL PROPERTIES	128	93.1	69,409	4,658	74,067	11,081	85,148	68	50,000	57,493	47,651	54,455
TOTAL MANAGED	109	93.6	63,416	4,405	67,821	10,062	77,883	69	46,513	53,375	44,164	50,337

(1)
Reflects Brookfield Office Properties interest before considering minority interest of other subsidiaries including Brookfield Financial Properties L.P. of 0.6%, BOX of 16.7% and Brookfield Prime Property Fund of 31.6%

(2)
Reflects Brookfield Office Properties interest net of minority interests described in note above, which includes a 99.4% ownership interest in Brookfield Financial Properties L.P., an 83.3% ownership interest in BOX and a 68.4% ownership interest in Brookfield Prime Property Fund

(3)	Represents Canadian Office Fund asset
(4)	Represents assets held through participating loan interests
(5)	Represents Brookfield Prime Property Fund asset

Brookfield Office Properties

Management’s Discussion and Analysis of Financial Results

PART I – OBJECTIVES AND FINANCIAL HIGHLIGHTS	7

PART II – FINANCIAL STATEMENT ANALYSIS	14

PART III – RISKS AND UNCERTAINTIES	40

PART IV – CRITICAL ACCOUNTING POLICIES AND ESTIMATES	46

FORWARD-LOOKING STATEMENTS
This interim report to shareholders contains forward-looking statements and information within the meaning of applicable securities legislation. These forward-looking statements reflect management’s current beliefs and are based on assumptions and information currently available to management of Brookfield Office Properties. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “plan,” “anticipate,” “believe,” “intend,” “estimate,” “predict,” “forecast,” “outlook,” “potential,” “continue,” “should,” “likely,” or the negative of these terms or other comparable terminology. Although management believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Brookfield Office Properties to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants’ financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly adopted accounting principles on the company’s accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States including in this interim report under the heading “Management’s Discussion and Analysis of Financial Results – Risks and Uncertainties” and in the Annual Information Form under the heading “Business of Brookfield Properties – Company and Real Estate Industry Risks.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

Brookfield Office Properties

Management’s Discussion and Analysis of Financial Results
May 5, 2011

PART I – OBJECTIVES AND FINANCIAL HIGHLIGHTS

BASIS OF PRESENTATION
Financial data included in Management’s Discussion and Analysis (“MD&A”) for the three months ended March 31, 2011 includes material information up to May 5, 2011. Financial data provided has been prepared using accounting policies in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).  All dollar references, unless otherwise stated, are in millions of US dollars, except per share amounts. Amounts in Canadian dollars and Australian dollars are identified as “C$” and “A$,” respectively. Amounts in British pounds are identified as “GBP” or “£.”

The following discussion and analysis is intended to provide readers with an assessment of the performance of Brookfield Office Properties Inc. (“Brookfield Office Properties”) over the past three months as well as our financial position and future prospects. It should be read in conjunction with the condensed consolidated financial statements and appended notes, which begin on page 48 of this report. In our discussion of operating performance, we refer to net operating income and funds from operations on a total and per share basis. We define net operating income as income from property operations after operating expenses have been deducted, but prior to financing, administration, depreciation, income taxes, fair value gains (losses) and our share of net earnings (losses) from equity accounted investments. We define funds from operations as income before fair value gains (losses), income taxes and certain other non cash items, if any, less non-controlling interests in the foregoing. Funds from operations includes funds from operations of our consolidated properties, our share of funds from operations of our equity accounted investments and funds from discontinued operations. Net operating income is an important measure that we use to assess operating performance, and funds from operations is a widely used measure in analyzing real estate.  We provide the components of net operating income on page 32 and a reconciliation of net income attributable to common shareholders to funds from operations on page 31. We reconcile funds from operations to net income rather than cash flow from operating activities as we believe net income is the most comparable measure. Net operating income and funds from operations do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. When calculating diluted funds from operations and common equity per share in this MD&A, we exclude the effects of settling our capital securities – corporate through the issuance of common shares, as we intend to redeem the capital securities for cash prior to conversion. This diluted calculation is not in accordance with IFRS. Diluted net income per share is calculated in accordance with IFRS.

Additional information, including our Annual Information Form, is available on our Web site at www.brookfieldofficeproperties.com, or on www.sedar.com or www.sec.gov.

OVERVIEW OF THE BUSINESS
Brookfield Office Properties is a publicly traded, global commercial real estate company listed on the New York and Toronto stock exchanges under the symbol BPO. We operate in the principal business segment of ownership, development and management of premier commercial office properties in select cities in North America and Australia. Since 2005, we have established and fully invested two core office funds for the purpose of enhancing our position as a leading real estate asset manager. The U.S. Office Fund is a single-purpose fund that was established to acquire the Trizec portfolio, and the Canadian Office Fund is a single-purpose fund that was established to acquire the O&Y portfolio. The term “Brookfield Office Properties Direct” (“Direct”) refers to those properties that are wholly-owned or owned through property-level joint ventures. Throughout our MD&A, we also reflect our proportionate interests in the U.S. Office Fund and certain other properties which are owned through entities that we jointly control with our partners.

At March 31, 2011, the carrying value of Brookfield Office Properties’ assets was $20.4 billion. During the three months ended March 31, 2011, we generated $306 million of net income attributable to common shareholders ($0.54 per diluted share) and $155 million of funds from operations ($0.28 per share).

Brookfield Office Properties

FINANCIAL HIGHLIGHTS
Brookfield Office Properties’ financial results are as follows:

	Three months ended March 31
(Millions, except per share amounts)	2011	2010
Results of operations
Total revenue	$380	$299
Net income attributable to common shareholders	306	250
Earnings per share attributable to common shareholders – diluted	0.54	0.44
Funds from operations	155	133
Funds from operations per share	0.28	0.25
Common share dividends paid per share	0.14	0.14
	Mar. 31, 2011	Dec. 31, 2010
Balance sheet
Total assets	$20,410	$20,420
Commercial properties(1)	13,404	13,058
Commercial property debt(1)	7,670	7,426
Shareholders’ equity	8,914	8,731
Common equity per share – diluted(2)	15.95	15.61
Common equity per share – diluted (pre-tax)(2,3)	16.73	16.31

(1)	Includes assets and associated liabilities held for sale
(2)
The calculation of common equity per share includes potential common shares at March 31, 2011 and December 31, 2010 from the exercise of options but excludes the effects of settling our capital securities – corporate in common shares as we intend to redeem our capital securities for cash prior to conversion. Refer to page 7

(3)	Excluding deferred tax liability

COMMERCIAL PROPERTY OPERATIONS
Our managed commercial property portfolio consists of interests in 109 properties totaling 78 million square feet, including 10 million square feet of parking. Our development portfolio comprises interests in 14 sites totaling 16 million square feet. Our primary markets are the financial, energy and government center cities of New York, Boston, Washington, D.C., Houston, Los Angeles, Toronto, Calgary and Ottawa in North America as well as Sydney, Melbourne and Perth in Australia.

We remain focused on the following strategic priorities:

•	Realizing value from our properties through proactive leasing and select redevelopment initiatives;

•	Prudent capital management including the refinancing of mature properties; and

•	Monetizing development assets as the economy rebounds and supply constraints create opportunities.

Our commercial property investments are held through wholly or partially owned subsidiaries, which are fully consolidated on our balance sheets, and through entities that we jointly control with our partners, for which we recognize our interests in the net assets of such entities following the equity method of accounting. We also recognize our investments in certain assets in Australia in the form of participating loan interests.

Brookfield Office Properties

The following table summarizes our investment properties portfolio by ownership type (refer to commercial properties portfolio listing for more detail on page 3):

	Number of	Assets Under Management		Proportionate(1)		Proportionate Net of Minority Share(2)
(Square Feet in 000’s)	Properties	Leasable	Total	Leasable	Total	Leasable	Total
Direct(3)
U.S. Properties	17	16,726	19,102	16,378	18,588	15,741	17,618
Canadian Properties	28	14,553	18,547	9,092	11,424	7,695	9,697
Australian Properties	11	3,066	3,389	2,354	2,611	2,168	2,408
	56	34,345	41,038	27,824	32,623	25,604	29,723
Held for sale	4	2,530	3,051	2,530	3,051	2,530	3,051

Equity accounted investments and participating loan interests
U.S. Office Fund – Managed	39	21,157	23,486	12,276	13,634	12,276	13,634
U.S. Office Fund – Non-Managed	19	6,246	7,265	3,487	4,118	3,487	4,118
Other jointly controlled entities and participating loan interests	10	9,789	10,308	3,883	4,067	3,754	3,929
	68	37,192	41,059	19,646	21,819	19,517	21,681
Total	128	74,067	85,148	50,000	57,493	47,651	54,455
Total – Managed	109	67,821	77,883	46,513	53,375	44,164	50,337

(1)
Reflects Brookfield Office Properties interest before considering non-controlling interest of fund subsidiaries of 14% and of other subsidiaries including Brookfield Financial Properties L.P. of 0.6%, BOX of 16.7%, Brookfield Prime Property Fund of 31.6% and Brookfield Heritage Partners LLC of 49.0%

(2)
Reflects Brookfield Office Properties interest net of non-controlling interests described in note above, which includes a 99.4% ownership interest in Brookfield Financial Properties L.P., an 83.3% ownership interest in BOX, an effective 47% interest in the U.S. Office Fund, a 68.4% ownership interest in Brookfield Prime Property Fund and a 51.0% ownership interest in Brookfield Heritage Partners LLC

(3)	Includes 34 properties that are fully consolidated and 26 that are proportionately consolidated, 9 of which are in our Canadian Office Fund

We have historically explored property-level joint venture opportunities with strategic institutional partners. Although we plan to continue with this endeavor, we also consider opportunities to pursue the acquisition of individual assets and portfolios through joint venture fund vehicles. In 2005 we formed our Canadian Office Fund to acquire the O&Y portfolio. In 2006 we formed our U.S. Office Fund to consummate the acquisition of the Trizec portfolio, and in 2009 we co-sponsored with our parent company, Brookfield Asset Management Inc. (“BAM”), the Real Estate Turnaround Program dedicated to invest in under-performing real estate. Our participation in this program is focused only on investments in the office sector, of which our investment to date has consisted of an interest in debt secured by a portfolio of Washington, D.C. properties and on which a significant gain was realized in 2010. Of our 128 commercial office properties which includes our non-managed properties, 33 are wholly owned, 27 are held in property-level joint ventures, co-tenancies or through participating loan interests, and 68 are held in our funds.

Our Canadian Office Fund consists of a consortium of institutional investors, led and managed by us. Affiliates of the consortium members own direct interests in property-level joint ventures and have entered into several agreements relating to property management, fees, transfer rights and other material issues associated with the operation of the properties. We proportionately consolidate our interest in this fund with the exception of our interest in First Canadian Place which, as a result of the interest being owned through a jointly controlled entity, is equity accounted. Our U.S. Office Fund consists of a consortium of institutional investors, which we lead and manage, and invests through direct and indirect investment vehicles that have also entered into several agreements relating to property management, fees, transfer rights and other material issues associated with the operation of the properties. We account for our interest in this fund following the equity method.

We believe that investing our liquidity with partners in fund formats enables us to enhance returns. The funds and associated asset management fees represent an important area of growth as we expand our assets under management. Purchasing properties or portfolios of properties in a fund format allows us to earn the following categories of fees:

•	Asset Management	Stable base fee for providing regular, ongoing services.
•	Transaction	Development, redevelopment and leasing activities conducted on behalf of these funds.
•	Performance
Earned when certain predetermined benchmarks are exceeded. Performance fees, which can add considerably to fee revenue, typically arise later in a fund’s life cycle and are therefore not fully reflected in current results.

In the third quarter of 2010, we acquired an interest in a portfolio of properties in Australia (the “Australian portfolio”) through an investment of A$1.6 billion in exchange for participating loan interests that provide us with an interest in the results of operations and changes in fair values of the properties. These participating loan interests are convertible by us at any time into direct ownership interests in either the properties in the Australian portfolio or the entities that have direct ownership of the property (the “property subsidiaries”). Certain of these participating loan interests provide us with control over the property subsidiaries into which the loan interest can be converted and, accordingly, the assets, liabilities and results of operations of the property subsidiaries are consolidated by us. Consistent with our policy for measurement of transactions with entities under common control, we have measured the assets and liabilities of these property subsidiaries at their carrying amounts. Where the participating loan interests do not provide us with control over a property subsidiary, they are presented as participating loan interests and accounted for as loans and receivables. As a result of this arrangement, we also obtained a 68.4% controlling interest in Brookfield Prime Property Fund (“Prime”), an entity that holds direct ownership interest in certain of the properties in the Australian portfolio, and we have recognized the non-controlling interest in the net assets of Prime in equity. Our subsidiary, BOPA Investments Ltd. (“BOPA”) also holds a 70% interest in Brookfield Properties Management Pty Ltd., which manages the properties in the Australian portfolio and certain other properties owned by subsidiaries of BAM, with the remaining 30% held by BAM. We have an option to acquire BAM’s interest in Brookfield Properties Management Pty Ltd. for nominal consideration at any time prior to September 30, 2015. Refer to Note 24 of the condensed consolidated financial statements for further details.

Brookfield Office Properties

An important characteristic of our portfolio is the strong credit quality of our tenants. We direct special attention to credit quality, particularly in the current economic environment, in order to ensure the long-term sustainability of rental revenues through economic cycles. Major tenants with over 1,000,000 square feet of space in the portfolio include Bank of America/Merrill Lynch, U.S. and Canadian governments and government agencies, Chevron, Wells Fargo/Wachovia, CIBC, RBC, Kellogg Brown & Root, Bank of Montreal and Suncor Energy. A detailed list of major tenants is included in Part III (“Risks and Uncertainties”) of this MD&A, which begins on page 40.

Our strategy is to sign long-term leases in order to mitigate risk and reduce our overall retenanting costs. We typically commence discussions with tenants regarding their space requirements well in advance of the contractual expiration, and although each market is different, the majority of our leases, when signed, extend between 10- and 20-year terms. As a result of this strategy, approximately 9% of our leases, on average, mature annually over the next five years and excluding Bank of America/Merrill Lynch, our largest tenant, 7% of our leases, on average, mature annually over the next five years.

Brookfield Office Properties

Our average lease term is eight years. The following is a breakdown of lease maturities in our managed portfolio, including jointly controlled assets, entities and interests in assets held through participating loan interests, by region with associated in-place rental rates as of March 31, 2011:

		2011		2012		2013		2014
	Current	(000’s sq. ft.)	Net Rent	(000’s sq. ft.)	Net Rent	(000’s sq. ft.)	Net Rent	(000’s sq. ft.)	Net Rent
U.S. Properties
Midtown New York	189	60	$38	15	$44	587	$34	148	$34
Downtown New York	1,047	116	23	350	7	4,479	35	313	37
Washington	457	150	22	570	23	418	25	1,460	26
Los Angeles	757	86	19	746	24	179	26	270	23
Houston	547	686	15	955	13	588	17	444	12
Boston	347	406	45	49	23	6	4	57	35
Denver	99	46	7	30	13	158	23	75	20
Minneapolis	168	42	11	122	15	159	7	206	13
	3,611	1,592	$25	2,837	$18	6,574	$32	2,973	$24
Canadian Properties
Toronto	586	175	$28	347	$28	1,091	$30	297	$31
Calgary	47	57	27	197	33	124	34	122	36
Ottawa	5	9	16	13	22	1,148	20	9	26
Other	18	30	24	55	22	108	23	24	26
	656	271	$27	612	$29	2,471	$25	452	$32
Australian Properties
Sydney	35	37	$72	188	$56	138	$81	65	$86
Melbourne	8	67	36	66	38	15	55	166	43
Perth	—	—	—	—	—	—	—	—	—
	43	104	$49	254	$51	153	$78	231	$55
Total	4,310	1,967	$26	3,703	$22	9,198	$31	3,656	$27
Total % expiring	6.4%	2.9%		5.5%		13.6%		5.4%
Beginning of year	5.0%	5.7%		6.0%		15.4%		5.4%
Difference	1.4%	-2.8%		-0.5%		-1.8%		0.0%

	2015		2016		2017		Beyond		Total
	(000’s sq. ft.)	Net Rent	(000’s sq. ft.)	Net Rent	(000’s sq. ft.)	Net Rent	(000’s sq. ft.)	Net Rent	(000’s sq.ft.)
U.S. Properties
Midtown New York	110	$51	105	$38	54	$54	3,170	$56	4,438
Downtown New York	2,201	19	494	29	754	28	3,967	35	13,721
Washington	385	31	138	29	98	26	2,460	42	6,136
Los Angeles	278	22	400	28	121	29	1,693	26	4,530
Houston	1,036	15	165	18	283	22	4,726	20	9,430
Boston	3	45	481	31	28	30	613	31	1,990
Denver	118	15	171	23	8	16	624	17	1,329
Minneapolis	178	6	375	16	98	16	1,182	13	2,530
	4,309	$20	2,329	$26	1,444	$27	18,435	$33	44,104
Canadian Properties
Toronto	644	$29	742	$29	439	$30	4,489	$28	8,810
Calgary	1,224	30	817	22	49	30	3,307	34	5,944
Ottawa	547	15	5	19	—	140	11	26	1,747
Other	76	25	25	22	48	24	278	14	662
	2,491	$26	1,589	$25	536	$29	8,085	$30	17,163
Australian Properties
Sydney	601	$77	773	$66	93	$69	2,155	$83	4,085
Melbourne	193	54	71	54	147	49	1,544	56	2,277
Perth	—	—	—	—	57	61	135	61	192
	794	$71	844	$65	297	$58	3,834	$71	6,554
Total	7,594	$27	4,762	$33	2,277	$32	30,354	$37	67,821
Total % expiring	11.2%		7.0%		3.4%		44.6%		100.0%
Beginning of year	11.0%		7.0%		3.2%		41.3%		100.0%
Difference	0.2%		0.0%		0.2%		3.3%

Brookfield Office Properties

COMMERCIAL DEVELOPMENT
We hold interests in 16 million square feet of high-quality, centrally-located development sites. With the exception of City Square in Perth, these development sites are in planning stages. We will seek to monetize these sites through development only when our risk-adjusted return hurdles are met and when preleasing targets with one or more lead tenants have been achieved.

The following table summarizes our commercial development projects at March 31, 2011:

					(Square feet in 000’s)
				Owned			Proportionate
				Interest			Net of Minority
Property	Region	Description	Buildings	(%)	Total	Proportionate(1)	Share (2)
Direct owned
Manhattan West	New York	Between 31st and 33rd Streets across from the Farley Post Office	1	100%	5,400	5,400	5,400
Bay Adelaide Centre East & North	Toronto	Bay and Adelaide Streets	1	100%	1,400	1,400	1,400
Brookfield Place III	Toronto	Third phase of Brookfield Place project	1	54%	800	432	432
Bankers West Parkade	Calgary	West Parkade adjacent to Bankers Hall	1	50%	250	125	125
Herald Site	Calgary	One block from our existing Calgary assets	1	100%	1,200	1,200	1,200
300 Queen Street(3)	Ottawa	Third phase of Place de Ville project	1	25%	577	144	144
1501 Tremont Place	Denver	One Block from Republic Plaza	1	100%	733	733	733
Block 173	Denver	One Block from Republic Plaza	1	100%	600	600	600
			8		10,960	10,034	10,034
U.S. Office Fund
Reston Crescent	Washington, D.C.	36 acre landscaped campus in Reston, VA	1	63%	724	456	456
1500 Smith Street	Houston	Adjacent to 1400 Smith Street	1	63%	500	315	315
Allen Center Clay Street	Houston	Located in the heart of the Allen Center / Cullen Center complex	1	63%	600	378	378
Five Allen Center	Houston	Adjacent to the Allen Center	1	63%	1,100	693	693
			4		2,924	1,842	1,842
Australia
City Square	Perth	45-story City Square tower block in the heart of Perth’s business district	1	100%	1,226	1,226	1,226

Other jointly controlled entities
100 Bishopsgate	London, U.K.	Located within the central core of the city of London	1	50%	820	410	410
Total Development			14		15,930	13,512	13,512

(1)
Reflects Brookfield Office Properties interest before considering non-controlling interest of fund subsidiaries of 14% and of other subsidiaries including Brookfield Financial Properties L.P. of 0.6% and BOX of 16.7%

(2)
Reflects Brookfield Office Properties interest net of non-controlling interests described in note above, which includes a 99.4% ownership interest in Brookfield Financial Properties L.P., an 83.3% ownership interest in BOX, and an effective 47% interest in the U.S. Office Fund

(3)	Included in Canadian Office Fund

Brookfield Office Properties

PERFORMANCE MEASUREMENT
The key indicators by which we measure our performance are:

•	Net income attributable to common shareholders;

•	Net operating income;

•	Funds from operations;

•	Overall indebtedness level;

•	Weighted average cost of debt; and

•	Occupancy levels.

Although we monitor and analyze our financial performance using a number of indicators, our primary business objective of generating reliable and growing cashflow is monitored and analyzed using net income attributable to common shareholders, net operating income and funds from operations. Although net income attributable to common shareholders is calculated in accordance with IFRS, net operating income and funds from operations do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. We provide the components of net operating income on page 32 and a full reconciliation of net income attributable to common shareholders to funds from operations on page 31 of this MD&A.

Net Income Attributable to Common Shareholders
Net income attributable to common shareholders is calculated in accordance with IFRS. Net income attributable to common shareholders is used as a key indicator in assessing the profitability of the company.

Net Operating Income
Net operating income is defined by us as income from property operations after operating expenses have been deducted, but prior to financing, administration, depreciation, income taxes, fair value gains (losses) and our share of net earnings (losses) from equity accounted investments. Net operating income is used as a key indicator of performance as it represents a measure over which management has control. We evaluate the performance of management by comparing the performance of the property portfolio adjusted for the effect of current and prior year dispositions and acquisitions, one-time items and foreign exchange.

Funds from Operations
We define funds from operations as income before fair value gains (losses), income taxes and certain other non cash items, if any, less non-controlling interests in the foregoing. Although funds from operations is a widely used measure to analyze real estate, we believe that funds from operations, net operating income and net income attributable to common shareholders are all relevant measures. Funds from operations does not represent or approximate cash generated from operating activities determined in accordance with IFRS. We provide a reconciliation of funds from operations to net income attributable to common shareholders as we believe net income attributable to common shareholders is the most comparable measure.

KEY PERFORMANCE DRIVERS
In addition to monitoring and analyzing performance in terms of net income attributable to common shareholders, net operating income and funds from operations, we consider the following items to be important drivers of our current and anticipated financial performance:

•	Increases in occupancies by leasing vacant space;

•	Increases in rental rates through maintaining or enhancing the quality of our assets and as market conditions permit; and

•	Reduction in occupancy costs through achieving economies of scale and diligently managing contracts.

We also believe that the key external performance drivers are:

•	The availability of equity capital at a reasonable cost;

•	The availability of debt capital at a cost and on terms conducive to our goals; and

•	The availability of new property acquisitions that fit into our strategic plan.

Brookfield Office Properties

PART II – FINANCIAL STATEMENT ANALYSIS

ASSET PROFILE
Our total asset carrying value was $20.4 billion at March 31, 2011, consistent with December 31, 2010.

The following is a summary of our assets:

(Millions)	Mar. 31, 2011	Dec. 31, 2010
Non-current assets
Investment properties
Commercial properties	$13,076	$12,742
Commercial developments	1,160	1,050
Equity accounted investments and participating loan interests
Investment in U.S. Office Fund	1,374	1,285
Other jointly controlled entities	1,256	1,243
Investments in associates	18	18
Participating loan interests	428	411
Other non-current financial assets	1,477	1,022
	18,789	17,771
Current assets
Receivables and other assets	576	574
Other current financial assets	515	―
Restricted cash and deposits	23	42
Cash and cash equivalents	177	142
	1,291	758
Assets held for sale	330	1,891
Total assets	$20,410	$20,420

COMMERCIAL PROPERTIES
Commercial properties comprise our direct and indirect interests in wholly owned properties, and our proportionate share in jointly controlled assets.

The fair value of our commercial properties was $13.1 billion at March 31, 2011, up $0.3 billion from the balance at December 31, 2010. The increase is attributable to the increase in the fair values of our properties. The increase in the fair values of our properties is due primarily to the timing of cash flows and capital expenditures as well as the impact of foreign exchange. The consolidated fair value of our North American and Australian commercial properties at March 31, 2011 is approximately $419 per square foot.

A breakdown of our direct commercial properties is as follows:

		Mar. 31, 2011		Dec. 31, 2010
(Millions, except per square feet)	Value	(000’s Sq. Ft.)	Value psf	Value	(000’s Sq. Ft.)(1)	Value psf
United States(2)	$6,948	18,588	$374	$6,801	18,588	$366
Canada	4,334	11,424	379	4,180	11,424	366
Australia	1,794	2,611	687	1,761	2,611	673
Total	$13,076	32,623	$419	$12,742	32,623	$408

(1) Restated for remeasurements performed during the first quarter of 2011
(2) Excludes value associated with assets held for sale of $328 million (December 31, 2010 - $316 million) or $107 psf (December 31, 2010 - $104 psf)

Brookfield Office Properties

The key valuation metrics for commercial properties, including properties accounted for under the equity method, are set out in the following table:

	Mar. 31, 2011			Dec. 31, 2010
	Maximum	Minimum	Weighted Average	Maximum	Minimum	Weighted Average
United States
Discount rate	12.25%	6.25%	7.70%	12.25%	6.25%	7.77%
Terminal cap rate	10.00%	5.75%	6.40%	10.00%	5.75%	6.41%
Investment horizon (yrs)	25	2	11	25	2	11
Canada
Discount rate	8.25%	6.50%	6.88%	8.25%	6.75%	7.08%
Terminal cap rate	7.50%	6.00%	6.30%	7.50%	6.25%	6.46%
Investment horizon (yrs)	15	10	11	15	10	11
Australia
Discount rate	10.00%	8.75%	9.02%	10.50%	9.00%	9.08%
Terminal cap rate	9.00%	7.00%	7.31%	9.50%	7.00%	7.37%
Investment horizon (yrs)	10	10	10	10	10	10

Values are most sensitive to changes in discount rates and timing or variability of cashflows.

Fair value of $13,076 million at March 31, 2011 (December 31, 2010 - $12,742 million) results in a going in capitalization rate of 6.0% (December 31, 2010 – 6.1%) based on annualized first quarter 2011 net operating income, adjusted for exclusion of certain non-recurring income.

Upon the signing of the majority of our leases, we provide a capital allowance for tenant improvements for leased space in order to accommodate the specific space requirements of the tenant. In addition to this capital allowance, leasing commissions are paid to third-party brokers representing tenants in lease negotiations. Capital expenditures for tenant improvements that enhance the value of our properties and leasing commissions are capitalized in the year incurred. For the three months ended March 31, 2011, expenditures for these tenant installation costs totaled $29 million, compared with $7 million expended during the same period in 2010.

We also invest in on-going maintenance and capital improvement projects to sustain the high quality of the infrastructure and tenant service amenities in our properties. Capital expenditures for the three months ended March 31, 2011 totaled $5 million, compared with $5 million during 2010. These expenditures exclude repairs and maintenance costs, a portion of which are recovered through contractual tenant cost recovery payments. Fluctuations in our capital expenditures vary by period based on required and planned expenditures on our properties. In the current year, we incurred costs related to roof repairs, elevator upgrades, lobby renovations and fire safety at various properties. Capital expenditures include revenue-enhancing capital expenditures, which represent improvements to an asset or reconfiguration of space to increase rentable area or increase current rental rates, and non-revenue-enhancing expenditures, which are those required to extend the service life of an asset. During the three months ended March 31, 2011, $2 million of our total capital expenditures was recoverable, compared with $1 million in the prior year.

The following table summarizes the changes in value of our commercial properties:

(Millions)	Mar. 31, 2011
Beginning of period	$12,742
Fair value adjustments	157
Foreign exchange	137
Expenditures and other	40
End of period	$13,076

COMMERCIAL DEVELOPMENTS
Commercial developments consist of commercial property development sites, density rights and related infrastructure. The total fair value of development land and infrastructure was $1,160 million at March 31, 2011, an increase of $110 million from $1,050 million at December 31, 2010. The increase is primarily attributable to development expenditures on our City Square, Perth development as well as our acquisition of an interest in a potential development site in London, U.K. Based on 14 million of development square feet at our owned interest, the value at March 31, 2011 represents approximately $86 per square foot.

Although we are generally not a speculative developer, we are a full-service real estate company with in-house development expertise. With 16 million square feet of high-quality, centrally-located development properties in New York, Washington, D.C., Houston, Toronto, Calgary, Ottawa, Denver and Perth, Australia, we will undertake developments when our risk-adjusted returns and preleasing targets have been achieved.

Brookfield Office Properties

Expenditures for development of commercial properties totaled $83 million for the three months ended March 31, 2011 as compared with $6 million in 2010. The increase is due to increased construction costs associated with our active development site, City Square, in Perth, Australia as well as an increase in capitalized borrowing costs due to draws on development loans during the period.
The details of development and redevelopment expenditures are as follows:

	Three months ended March 31
(Millions)	2011		2010
Construction costs	$61	$	―
Capitalized borrowing costs	20		6
Property taxes and other	2		―
Total	$83		$6

The following table summarizes the changes in value of our commercial developments for the three months ended March 31, 2011:

(Millions)	Mar. 31, 2011
Beginning of period	$1,050
Fair value adjustments	(9)
Foreign exchange	10
Acquisitions(1)	25
Expenditures and other	84
End of period	$1,160

(1)Represents the acquisition of an interest in a potential development site in London, U.K.

INVESTMENT IN U.S. OFFICE FUND
Our interest in the Trizec portfolio was initially purchased for $857 million, after the assumption of debt and acquisition financing totaling $3.7 billion, in the fourth quarter of 2006. A reorganization of investors’ interests in the U.S. Office Fund (the “Fund”) was completed in the second quarter of 2009 which resulted in a small increase in our economic interest in the Fund from 45% to 47%.

Our interest in the Fund is held through an indirect interest in TRZ Holdings LLC (the “Venture”), an entity established by us and our joint venture partner, The Blackstone Group (“Blackstone”). The Venture owns a portfolio of commercial properties which are sub-managed by us and Blackstone. Together with Blackstone, we have joint control over the strategic financial and operating policy decisions relating to the activities of the Venture and, accordingly, we account for our interest in the Venture following the equity method of accounting. We manage the Brookfield sub-managed portfolio on behalf of the Venture, and manage the interest in the Fund on behalf of a consortium of investors.

Following the reorganization of the investors’ interests in the Fund, our interest in the Fund is principally held through a 76% equity interest in a subsidiary, BPOP Holdings (U.S.) LLC. The remaining 24% interest is held by one of our Fund partners. BPOP Holdings (U.S.) LLC in turn holds a 60% equity interest in the Venture. BPOP Holdings (U.S.) LLC is consolidated in our financial statements with the 24% interest held by a Fund partner included as non-controlling interests – fund subsidiaries. The balance of our investment is held through a 7% interest in Brookfield Properties Office Partners, Inc., which in turn owns a 14% interest in the Venture. Prior to the reorganization, our interest in the U.S. Office Fund was principally held through a wholly-owned subsidiary, BPOP (Canada) Inc., which indirectly owned a 38% equity interest in a subsidiary of the Venture, TRZ Holdings II Inc. (formerly Trizec Properties Inc.).

The economic interests in the Fund as at March 31, 2011 can be summarized as follows:

	Holdings	Economic Interest
Brookfield Office Properties	76% of BPOP Holdings (U.S.) LLC which owns 60% of Venture(1)	47%
Fund Partners	24% of BPOP Holdings (U.S.) LLC which owns 60% of Venture	14%
		61%
Blackstone	26% of Venture	26%
Other Fund Partners	93% of Brookfield Properties Office Partners, Inc. which owns 14% of Venture	13%
		100%

(1)	In addition Brookfield Office Properties owns 7% of Brookfield Properties Office Partners, Inc. which owns 14% of Venture

Under the terms of the joint venture agreement with Blackstone, commencing in 2011, for a period of nine months, Blackstone has the option to call the properties that are sub-managed by Blackstone in exchange for its equity interest in the Venture. If Blackstone does not exercise this option, commencing in 2013, for a period of 14 months, the Brookfield-led consortium has the option to put the Blackstone sub-managed properties to Blackstone in redemption of Blackstone’s equity in the Venture. On exercise of either the put or call (collectively, the “U.S. Office Fund option”), the parties are subject to certain cash adjustment payments (the “true-up”) to compensate for differences between the distributions paid and the actual cash flows of the respective sub-managed properties. Such cash adjustments also provide for cross participation in cash flows and changes in fair value of each party’s sub-managed properties. Our put option is a derivative financial instrument classified as fair value through profit and loss (“FVTPL”) and presented in non-current financial assets. Our obligation under the true-up represents a financial instrument with an embedded derivative relating to the adjustment for changes in fair value of the properties. The true-up is measured at amortized cost using the effective interest method, except for that portion representing the embedded derivative that is measured at fair value, and is presented in non-current financial liabilities. The gains and losses associated with these instruments are recorded in earnings as fair value gains (losses).

Brookfield Office Properties

The fair value of the U.S. Office Fund option is estimated as the difference between the value of Blackstone’s interest in the Venture and the value of the equity in the Blackstone sub-managed properties to be transferred to Blackstone at the anticipated exercise date. The fair value of the embedded derivative in the true-up is estimated by discounting the expected future cash flows under the true-up with respect to changes in fair values of the parties’ sub-managed properties up to the anticipated settlement date using the applicable discount rate. The remainder of the true-up is measured at amortized cost using the effective interest method.

Summarized financial information with respect to the Venture is set out below:

(Millions)	Mar. 31, 2011	Dec. 31, 2010
Non-current assets
Commercial properties	$7,651	$7,500
Commercial developments	44	44
Current assets	193	258
Total assets	7,888	7,802
Non-current liabilities
Commercial property debt(1)	5,463	5,516
Current liabilities	250	288
Total liabilities	5,713	5,804
Net assets	2,175	1,998
Our net investment in the venture(2)	$1,374	$1,285

(1)	Refer to page 24 for debt details
(2)	Includes non-controlling interests share of net assets of the venture of $390 million as at March 31, 2011 (2010 - $375 million)

Brookfield Office Properties’ net investment in the U.S. Office Fund of $1,374 million at March 31, 2011 (December 31, 2010 - $1,285 million) is inclusive of the non-controlling interest of a Fund partner of $390 million at March 31, 2011 (December 31, 2010 - $375 million). Our investment, net of this interest, of $984 million at March 31, 2011 (December 31, 2010 - $910 million) should be considered in conjunction with the value of the U.S. Office Fund option of $289 million at March 31, 2011 (December 31, 2010 – $310 million), which is included in non-current financial assets and described on page 19, and the value of the true-up liability of $15 million at March 31, 2011 (December 31, 2010 - $12 million), which is included in non-current financial liabilities and is described on page 26.

	Three months ended March 31
(Millions)	2011	2010
Revenue	$204	$211
Expenses	(146)	(146)
Earnings before fair value gains	58	65
Fair value gains	120	120
Net earnings	$178	$185
Company’s share of net earnings(1)	$92	$103

(1)	Includes non-controlling interests share of earnings (losses) of $15 million for the three months ended March 31, 2011 (2010 – loss of $23 million)

OTHER JOINTLY CONTROLLED ENTITIES
Brookfield Office Properties has investments in joint ventures that are jointly controlled entities. These entities hold individual commercial properties that we own together with co-owners.

At March 31, 2011, the company had interest in a number of jointly controlled entities, which have been accounted for following the equity method. These jointly controlled entities own interest in the following assets:

		Proportionate Ownership Interest
	Location	Mar. 31, 2011	Dec. 31, 2010
Commercial properties:
245 Park Avenue	Midtown, New York	51%	51%
Four World Financial Center	Downtown, New York	51%	51%
First Canadian Place	Toronto, Canada	25%	25%
E&Y Complex	Sydney, Australia	50%	50%
Commercial developments:
100 Bishopsgate	London, U.K.	50%	50%

Four World Financial Center in downtown, New York is owned through WFP Tower D. Co. LP, a joint venture between us and an affiliate of the principal tenant of the property. WFP Tower D. Co. LP is required under the joint venture agreement to make annual preferred distributions of $11 million to the company’s joint venture partner through September 2013. The ground lease on which the building is situated expires on June 17, 2069.

First Canadian Place in Toronto is owned through First Place Tower Brookfield Properties Inc., a joint venture company that owns all of the outstanding shares of First Place Tower Brookfield Properties, Inc. which holds the property known as First Canadian Place in Toronto. The office tower is subject to a land lease with respect to 50% of the land on which the property is situated. The land lease will expire on December 1, 2023 subject to extension under certain circumstances. At the expiry of the land lease, the other land owner will have the option to acquire, for a nominal amount, an undivided 50% beneficial interest in the office tower.
During the first quarter of 2010, we entered into a joint venture agreement to acquire a 50% ownership in a development site, 100 Bishopsgate, in London, U.K.

Brookfield Office Properties

During the third quarter of 2010, we acquired an economic interest in E&Y Complex in Sydney, Australia as part of our investment in BOPA.

Summarized financial information related to our interests in these jointly controlled entities is as follows:

(Millions)	Mar. 31, 2011	Dec. 31, 2010
Non-current assets
Commercial properties	$3,929	$3,887
Commercial developments	185	163
Current assets	136	133
Total assets	4,250	4,183
Non-current liabilities
Commercial property debt(1)	1,223	1,228
Other non-current liabilities	338	325
Current liabilities	181	146
Total liabilities	1,742	1,699
Net assets	$2,508	$2,484
Our share of net assets	$1,256	$1,243

(1)	Refer to page 24 for debt details

	Three months ended March 31
(Millions)	2011	2010
Revenue	$124	$108
Expenses	(66)	(68)
Earnings before fair value gains (losses)	58	40
Fair value gains (losses)	(12)	56
Net earnings	46	96
Our share of net earnings	$25	$46

INVESTMENTS IN ASSOCIATES
We exercise significant influence over the following investments which have been accounted for using the equity method:

($ in Millions)		Ownership Interest
Investment	Principal activity	Mar. 31, 2011	Dec. 31, 2010
Brookfield LePage Johnson Controls	Facilities Management	40%	40%
Oakridges	Residential development investment	23.75%	23.75%
Brookfield net investment		$18	$18

Included in investments in associates is our interest in Brookfield LePage Johnson Controls, one of the largest facilities management operations in Canada, which is owned 40% by Brookfield Office Properties in partnership with Johnson Controls. This joint venture manages nearly 130 million square feet of premises for major corporations and government, comprised of 84 million square feet of facility management services, 34 million square feet of workplace technology services and 12 million square feet of energy and sustainability services.

Investments in associates also includes our 23.75% investment in Oakridges, which is a residential development project in Toronto.

PARTICIPATING LOAN INTERESTS
Participating loan interests represent interests in certain properties in Australia that do not provide us with control over the entity that owns the underlying property. They are accounted for as loans and receivables and presented as participating loan interests on the consolidated balance sheets. The instruments, which are receivable from a wholly-owned subsidiary of BAM, have a contractual maturity date of September 27, 2015, subject to our prior right to convert into direct ownership interest in the underlying commercial properties, and have a contractual interest rate that varies with the results of operations of those properties.

The outstanding principal of the participating loan interests relates to the following commercial properties:

(Millions)
Name of Property	Participation Interest	Mar. 31, 2011	Dec. 31, 2010
Darling Park Complex (Sydney, Australia)	30%	$175	$168
IAG House (Sydney, Australia)	50%	99	92
NAB House (Sydney, Australia)	25%	52	49
Bourke Place Trust (Melbourne, Australia)	43%	102	102
Total		$428	$411

Brookfield Office Properties

Included in the balance of participating loan interests is an embedded derivative representing our participation in the changes in the fair value of the referenced properties. The embedded derivative is measured at fair value with changes in fair value reported in earnings as fair value gains (losses). The carrying value of the embedded derivative at March 31, 2011 is $27 million (December 31, 2010 - $19 million).

Summarized financial information in respect of the properties underlying the participating loan interests is set out below:

(Millions)	Mar. 31, 2011	Dec. 31, 2010
Non-current assets	$2,395	$2,343
Current assets	103	88
Total assets	2,498	2,431

Non-current liabilities	1,307	1,296
Current liabilities	47	40
Total liabilities	1,354	1,336
Net assets	$1,144	$1,095

	Three months ended March 31
(Millions)	2011		2010
Revenue	$54	$	―
Expenses	(42)		―
Earnings before fair value gains	12		―
Fair value gains	23		―
Net earnings	$35	$	―

OTHER NON-CURRENT FINANCIAL ASSETS
The components of other non-current financial assets are as follows:

(Millions)	Mar. 31, 2011	Dec. 31, 2010
Equity securities designated as available-for-sale	$105	$106
U.S. Office Fund option	289	310
Brookfield Residential promissory notes	495	―
Loans receivable	588	606
	$1,477	$1,022

Equity securities designated as available-for-sale
Following a transaction in the fourth quarter of 2009 that diluted our ownership interest in 1625 Eye Street in Washington, D.C. by 90%, we retained a 10% common equity interest, initially recorded at $10 million and received preferred equity securities of $92 million, bearing a fixed dividend of 6.25% and redeemable by the issuer at par in 2016, which are pledged as security for a loan payable to the issuer in the same amount. Following the transaction, we neither control nor exercise significant influence over 1625 Eye Street and classify this interest as available-for-sale. At March 31, 2011, the value of the common equity interest is $13 million and the value of the preferred equity securities is $92 million.

U.S. Office Fund option
U.S. Office Fund option is the value of our option to put the Blackstone sub-managed portfolio to Blackstone in settlement of their interest in the Venture as discussed on page 16.

Brookfield Residential promissory notes
On March 31, 2011, we received unsecured promissory notes of C$480 million as partial proceeds for the disposition of our residential development segment to Brookfield Residential Properties Inc. (“BRPI”), a subsidiary of BAM. The loans receivable consist of an unsecured senior promissory note of C$265 million bearing interest at 6.5% due December 31, 2015 and an unsecured subordinated promissory note of C$215 million bearing interest at 8.5% due December 31, 2020. The principal of the senior note will be repaid through scheduled annual repayments of $50 million and mandatory prepayments in the amount of 50% of the proceeds of any issuance of equity interests in BRPI to third parties, with the remaining principal due on maturity. The principal of the subordinated promissory note is also subject to mandatory prepayments of up to $100 million semi-annually, out of excess cash flows of BRPI following the maturity of the senior promissory notes, and of up to 50% of the proceeds of any issuance of equity interests in BRPI to third parties, subject first to the mandatory prepayment of senior promissory notes resulting from such equity issuance.

We have entered into a put option on the unsecured subordinated promissory note which provides the right to put the note to BAM on March 31, 2016, or annually thereafter, or in the event of default by BRPI at a cost of 2% annually. At March 31, 2011, the fair value of this derivative is nil.

Brookfield Office Properties

Loans receivable
At March 31, 2011, loans receivable includes $485 million (December 31, 2010 - $504 million) representing our indirect interest, through cash collateralized total return swaps entered into with BAM, in debt securities secured by a portfolio of commercial properties. In the first quarter of 2011, we invested a further $19 million of collateral in total return swaps with BAM for an additional indirect interest in debt securities with a face principal amount of $24 million bearing interest at LIBOR plus 2.25%. Also in the first quarter of 2011, we received proceeds of $51 million on repayment of a portion of the debt, with a carrying amount of $47 million, underlying the existing cash collateralized total return swaps. In the three months ended March 31, 2011, we recognized interest income of $18 million relating to the total return swaps with BAM.

Loans receivable also includes a $103 million (December 31, 2010 - $102 million) receivable from BAM upon the earlier of the exercise of our option to convert our participating loan interests into direct ownership of the Australian portfolio or the maturity of the participating loan notes.

RECEIVABLES AND OTHER ASSETS
Receivables and other assets was $576 million at March 31, 2011 consistent with December 31, 2010 due to timing.

The components of receivables and other assets are as follows:

(Millions)	Mar. 31, 2011	Dec. 31, 2010
Accounts receivable	$208	$201
Loan receivable from affiliate (1)	49	49
Equity installment receivable	117	115
Prepaid expenses and other assets	202	209
Total	$576	$574

(1)	Refer to page 46 for further details

Equity installment receivable is a receivable from unitholders of Prime. The installment receivable represents the final installment of A$2.24 per unit receivable on June 15, 2011. The installment receivable balance includes a $91 million receivable from subsidiaries of BAM, for which we have an obligation to reimburse BAM $79 million upon receipt of the equity installment from its subsidiaries. This obligation is presented in accounts payable and accrued liabilities.

OTHER CURRENT FINANCIAL ASSETS
On March 31, 2011, we received 51,500,000 common shares of BRPI as partial proceeds for the disposition of our residential development segment to BRPI. Under the terms of an agreement with BAM, we have committed to offer these shares in BRPI for sale to our common shareholders pursuant to a rights offering initiated within 30 days of completion of the disposition of the residential development segment. Further, we have agreed to sell and BAM has agreed to purchase all shares not purchased through the rights offering. Our gross proceeds from the sale of our shares of BRPI through the rights offering and, as necessary, directly to BAM, will be $515 million.

As at March 31, 2011, we hold a 50.7% interest in the outstanding shares of BRPI. We do not consolidate or equity account our interest in BRPI as, under the terms of an agreement with BAM, we do not have the ability to direct or influence the financial and operating decisions of the entity during the period up to completion of the rights offering in respect of such shares. We have presented our investment in common shares of BRPI at the amount to be realized through sale as our investment in BRPI shares and corresponding obligation to sell those shares will be settled on a net basis.

RESTRICTED CASH AND DEPOSITS
Restricted cash and deposits are considered restricted when there are limits imposed by third parties that prevent its use for current purposes. Restricted cash and deposits was $23 million at March 31, 2011, a decrease from $42 million at December 31, 2010.

CASH AND CASH EQUIVALENTS
We endeavor to maintain liquidity to ensure that we can react quickly to potential investment opportunities. This liquidity consists of cash, which contributes investment returns, as well as committed lines of credit. To ensure we maximize our returns, cash balances are generally carried at a modest level and excess cash is used to repay revolving credit lines.

As at March 31, 2011, cash balances increased to $177 million from $142 million at December 31, 2010.

Brookfield Office Properties

ASSETS AND ASSOCIATED LIABILITIES HELD FOR SALE
On March 31, 2011, we disposed of our residential development segment in a transaction with BRPI, an entity controlled by BAM, for proceeds in the form of 51,500,000 common shares of BRPI and promissory notes of $495 million. The excess of the carrying amount of the net assets transferred to BRPI over the proceeds was recognized directly in equity through a reduction of contributed surplus of $9 million and a charge to retained earnings of $25 million in accordance with our accounting policy for common control transactions. The charge to retained earnings is net of the reclassification of the cumulative gain on translation of our foreign operations within the residential development segment of $29 million.

At March 31, 2011, the four commercial properties that comprise our Minneapolis portfolio, namely, RBC Plaza, 33 South Sixth Street, and Gaviidae I and II continued to be classified as assets held for sale. As the portfolio represents a specific geographic market that management intends to exit, the corresponding revenues and expenses have been reclassified to discontinued operations in the statement of income. We still intend to exit this market through the sale of these properties and continue to make adjustments to our marketing efforts in response to current market conditions.

(Millions)	Mar. 31, 2011	Dec. 31, 2010
Assets
Commercial properties	$328	$316
Residential development properties	―	1,244
Residential receivables and other assets	―	328
Receivables and other	2	3
Assets held for sale	$330	$1,891

Liabilities
Commercial property debt	$165	$165
Residential development debt	―	489
Residential payables and accrued liabilities	―	86
Accounts payable and other liabilities	9	9
Liabilities related to assets held for sale	$174	$749

Brookfield Office Properties

LIABILITIES AND EQUITY
Our asset base of $20.4 billion is financed with a combination of debt, capital securities and preferred and common equity. The components of our liabilities and shareholders’ equity are as follows:

(Millions)	Mar. 31, 2011	Dec. 31, 2010
Liabilities
Non-current liabilities
Commercial property debt	$5,703	$5,339
Capital securities – corporate	1,044	1,038
Other non-current financial liabilities	107	105
Other non-current liabilities	172	172
Deferred tax liabilities	406	366
	7,432	7,020
Current liabilities
Commercial property debt	1,802	1,922
Accounts payable and accrued liabilities	637	659
	2,439	2,581
Liabilities associated with assets held for sale	174	749
Total liabilities	10,045	10,350
Equity
Preferred equity – corporate	848	848
Common equity	8,066	7,883
Total shareholder’s equity	8,914	8,731
Preferred equity – subsidiaries	393	382
Non-controlling interests – fund subsidiaries	390	375
Non-controlling interests – other subsidiaries	668	582
Total equity	10,365	10,070
Total liabilities and equity	$20,410	$20,420

COMMERCIAL PROPERTY DEBT
Commercial property debt totaled $7,505 million at March 31, 2011, increased from $7,261 million at December 31, 2010. Changes during the year are attributable to new debt associated with 650 Massachusetts in Washington, D.C., various refinancings and draws on our City Square construction loan and corporate revolver. These increases are offset by principal amortization payments and partial repayment of our bridge facility with BAM used to finance our investment in BOPA. Commercial property debt at March 31, 2011 had a weighted average interest rate of 5.89% (December 31, 2010 – 5.90%).

We attempt to match the maturity of our commercial property debt portfolio with the average lease term of our properties. At March 31, 2011, the average term to maturity of our commercial property debt was five years, compared to our average lease term of eight years.

We have $865 million of committed corporate credit facilities consisting of a $565 million revolving credit facility from a syndicate of banks and a $300 million credit facility from BAM. At March 31, 2011, the balance drawn on these facilities was $32 million (December 31, 2010 - nil). We incurred nil in interest expense related to the draw on the corporate revolver or the line from BAM for the three months ended March 31, 2011 (March 31, 2010 - nil).

As at March 31, 2011, we also had an additional $15 million (December 31, 2010 - $15 million) of indebtedness outstanding to BAM and its affiliates. Interest expense related to this indebtedness totaled nil for the three months ended March 31, 2011, consistent with the same period in 2010.

Brookfield Office Properties

The details of commercial property debt at March 31, 2011 are as follows:

($ in Millions)	Location	Rate %	Maturity Date		Mar. 31, 2011(1,2)	Mortgage Details(3)
Direct
Bay Adelaide Centre(4)	Toronto	2.57	July	2011	$416	Non-recourse, floating rate
Fifth Avenue Place	Calgary	7.59	August	2011	69	Non-recourse, fixed rate
235 St. Georges Terrace	Perth	6.60	September	2011	49	Non-recourse, floating rate
1201 Louisiana Street	Houston	6.73	September	2011	99	Non-recourse, fixed rate
Potomac Tower	Washington, D.C.	4.72	November	2011	75	Non-recourse, fixed rate
Brookfield Prime Property Fund pool debt	―	5.71	December	2011	490	Non-recourse, floating rate
West 31st Street(5)	New York	6.00	January	2012	105	Non-recourse, floating rate
Exchange Tower	Toronto	6.83	April	2012	59	Non-recourse, fixed rate
300 Madison Avenue	New York	0.53	April	2012	25	Non-recourse, floating rate
RBC Plaza(6)	Minneapolis	5.50	April	2012	67	Non-recourse, floating rate
Royal Centre	Vancouver	4.96	May	2012	118	Non-recourse, fixed rate
151 Yonge Street(7)	Toronto	6.01	June	2012	10	Non-recourse, fixed rate
52 Goulburn Street	Sydney	7.82	July	2012	58	Non-recourse, fixed rate
HSBC Building	Toronto	8.19	October	2012	22	Non-recourse, fixed rate
World Square Retail(8)	Sydney	8.54	November	2012	60	Non-recourse, floating rate
Southern Cross West Tower	Melbourne	8.79	November	2012	66	Non-recourse, fixed rate
105 Adelaide	Toronto	5.32	February	2013	22	Non-recourse, fixed rate
Bay Wellington Tower	Toronto	6.49	April	2013	332	Non-recourse, fixed rate
77 K Street	Washington, D.C.	5.25	May	2013	77	Non-recourse, floating rate
Hudson’s Bay Centre (9)	Toronto	5.20	May	2013	111	Non-recourse, fixed rate
KPMG Tower(8,10)	Sydney	8.34	May	2013	77	Non-recourse, fixed /floating rate
King Street Wharf Retail(8,10)	Sydney	8.18	May	2013	48	Non-recourse, fixed /floating rate
Southern Cross East Tower(8,10)	Melbourne	8.18	May	2013	221	Non-recourse, fixed /floating rate
75 State Street	Boston	5.50	June	2013	298	Non-recourse, floating rate
33 South Sixth Street(6)	Minneapolis	3.55	August	2013	98	Non-recourse, floating rate
Two World Financial Center	New York	6.91	September	2013	220	Non-recourse, fixed rate
601 South 12th Street	Washington, D.C.	5.42	October	2013	52	Non-recourse, fixed rate
701 South 12th Street	Washington, D.C.	5.42	October	2013	43	Non-recourse, fixed rate
Bankers Hall	Calgary	7.20	November	2013	169	Non-recourse, fixed rate
Jean Edmonds Tower(7)	Ottawa	5.55	January	2014	1	Non-recourse, fixed rate
650 Massachusetts	Washington, D.C.	3.01	March	2014	68	Non-recourse, floating rate
Republic Plaza	Denver	5.14	April	2014	156	Non-recourse, fixed rate
Suncor Energy Centre	Calgary	6.38	June	2014	220	Non-recourse, fixed rate
City Square(5)	Perth	6.61	June	2014	243	Non-recourse, floating rate
Two World Financial Center	New York	9.00	October	2014	164	Non-recourse, fixed rate
Three World Financial Center	New York	3.90	December	2014	143	Non-recourse, floating rate
One Shelley Street	Sydney	7.55	January	2016	196	Non-recourse, fixed/floating rate
53 State Street	Boston	5.96	August	2016	280	Non-recourse, fixed rate
One World Financial Center	New York	5.83	February	2017	309	Non-recourse, fixed rate
One Liberty Plaza	New York	6.14	September	2017	841	Non-recourse, fixed rate
2 Queen Street East(7)	Toronto	5.64	December	2017	29	Non-recourse, fixed rate
Altius Centre(7)	Calgary	5.64	December	2017	21	Non-recourse, fixed rate
West 33rd Street(5)	New York	5.90	April	2018	122	Non-recourse, fixed rate
22 Front Street	Toronto	6.24	October	2020	20	Non-recourse, fixed rate
Bankers Court	Calgary	4.96	November	2020	49	Non-recourse, fixed rate
Queen’s Quay Terminal	Toronto	5.40	April	2021	92	Non-recourse, fixed rate
Heritage Plaza	Houston	4.97	January	2023	200	Non-recourse, fixed rate
Jean Edmonds Tower(7)	Ottawa	6.79	January	2024	17	Non-recourse, fixed rate
701 9th Street	Washington, D.C.	6.73	December	2028	151	Non-recourse, fixed rate
300 Madison Avenue	New York	7.26	April	2032	400	Non-recourse, fixed rate
Total Direct		6.03			7,278
Corporate
$300 Corporate Revolver(8)	―	3.99	June	2011	―	Recourse, floating rate
BAM Bridge Loan(11)	―	3.26	September	2011	360	Recourse, floating rate
$565 Corporate Revolver	―	2.34	March	2014	32	Recourse, floating rate
Total Corporate		3.18			392
Total Commercial Property Debt		5.89			$7,670

(1)	Represents our consolidated interest before non-controlling interests
(2)	Net of $39 million of transaction costs
(3)	Non-recourse to Brookfield Office Properties
(4)	Has a one-year extension option available at maturity. The criteria to extend to 2012 have been met as of March 31, 2011
(5)	Development debt
(6)	Includes $165 million of commercial property debt related to assets held for sale
(7)	Canadian Office Fund debt
(8)	Represents corporate line from BAM
(9)	Has a two-year extension option to May 2015 which is available to us provided certain debt service and loan-to-value thresholds are met
(10)	These debt balances are floating but a portion of each balance has interest rate swaps in place to fix the interest rate through maturity
(11)	Represents liability payable to BAM or a subsidiary of BAM

Brookfield Office Properties

Commercial property debt maturities for the next five years and thereafter are as follows:

				Weighted-
				Average
	Scheduled			Interest Rate at
(Millions)	Amortization(1,2)	Maturities	Total(3)	Mar. 31, 2011
2011	$114	$1,558	$1,672	4.52%
2012	131	561	692	6.63%
2013	41	1,592	1,633	6.36%
2014	35	1,001	1,036	6.00%
2015	38	―	38	6.62%
2016 and thereafter	461	2,138	2,599	6.17%
Total commercial property debt	$820	$6,850	$7,670	5.89%

(1)	Paid through our annual cash flows
(2)	Includes $39 million of transaction costs
(3)	Includes $165 million of commercial property debt related to assets held for sale at March 31, 2011

Commercial property debt – equity accounted investments
The details of commercial property debt of our equity accounted investments at March 31, 2011 are as follows:

($ in Millions)	Location	Rate %	Maturity Date		Mar. 31, 2011		Mortgage Details(2)
					Proportionate(1)	Total
U.S. Office Fund
Two Ballston Plaza	Washington, D.C.	6.90	April	2011	$15	$24	Non-recourse, fixed rate
Silver Spring Metro Plaza	Washington, D.C.	6.00	September	2011	48	77	Non-recourse, fixed rate
1460 Broadway	New York	5.11	November	2012	―	11	Non-recourse, fixed rate
5670 Wilshire	Los Angeles	2.30	May	2013	―	58	Non-recourse, floating rate
Waterview	Washington, D.C.	7.00	September	2013	3	4	Non-recourse, floating rate
1400 Smith Street	Houston	5.77	October	2013	151	240	Non-recourse, fixed rate
1550 & 1560 Wilson Boulevard	Washington, D.C.	2.80	January	2014	44	70	Non-recourse, floating rate
Ernst & Young Tower	Los Angeles	5.07	February	2014	67	106	Non-recourse, fixed rate
2000 L Street	Washington, D.C.	4.26	April	2014	33	52	Non-recourse, floating rate
Grace Building	New York	5.54	July	2014	115	183	Non-recourse, fixed rate
1411 Broadway	New York	5.50	July	2014	―	105	Non-recourse, fixed rate
Bank of America Plaza	Los Angeles	5.31	September	2014	141	224	Non-recourse, fixed rate
2001 M Street	Washington, D.C.	5.25	December	2014	28	44	Non-recourse, fixed rate
One and Two Reston Crescent	Washington, D.C.	2.01	December	2015	47	75	Non-recourse, floating rate
1250 Connecticut	Washington, D.C.	5.86	January	2016	33	52	Non-recourse, fixed rate
Victor Building	Washington, D.C.	5.39	February	2016	31	50	Non-recourse, fixed rate
One New York Plaza	New York	5.50	March	2016	241	383	Non-recourse, fixed rate
Marina Towers	Los Angeles	5.84	April	2016	13	20	Non-recourse, fixed rate
1400 K Street	Washington, D.C.	5.30	February	2018	33	53	Non-recourse, fixed rate
Bethesda Crescent	Washington, D.C.	5.58	February	2021	38	61	Non-recourse, fixed rate
1200 K Street	Washington, D.C	5.88	February	2021	83	131	Non-recourse, fixed rate
U.S. Fund Pool debt	—	6.84	May	2011	141	299	Non-recourse, fixed rate
U.S. Fund corporate debt(3)	—	3.39	October	2011	898	2,650	Non-recourse, fixed/floating rate
U.S. Fund Pool debt	—	1.02	October	2011	231	491	Non-recourse, floating rate
Total U.S. Office Fund		4.04			2,434	5,463
Other jointly controlled entities
Four World Financial Center	New York	6.95	September	2013	130	130	Non-recourse, fixed rate
First Canadian Place	Toronto	5.37	December	2014	78	312	Non-recourse, fixed rate
245 Park Avenue	New York	3.88	November	2017	399	782	Non-recourse, fixed rate
Total		4.14			$3,041	$6,687

(1)	Reflects Brookfield Office Properties’ effective 47% interest in properties in the U.S. Office Fund
(2)	Non-recourse to Brookfield Office Properties
(3)
As at March 31, 2011 $500 million of this proportionate debt has been swapped to a fixed rate of 3.88% including spread, which expires in the third quarter of 2011, after which the rate becomes floating at LIBOR plus 250 basis points until maturity. The balance of $398 million is at LIBOR plus 250 basis points

Brookfield Office Properties

Commercial property debt maturities of our equity accounted investments for the next five years and thereafter are as follows:

				Weighted-
				Average
	Scheduled			Interest Rate at
(Millions)	Amortization(1)	Maturities	Total	Mar. 31, 2011
2011	$61	$3,924	$3,985	3.02%
2012	77	11	88	6.32%
2013	26	344	370	5.35%
2014	12	1,049	1,061	5.09%
2015	13	75	88	2.59%
2016 and thereafter	99	996	1,095	4.96%
Total commercial property debt	$288	$6,399	$6,687	4.14%

(1) Paid through our annual cash flows

CONTRACTUAL OBLIGATIONS
The following table presents our contractual obligations over the next five years and thereafter:

	Payments Due By Period
(Millions)	Total	Less than 1 Year	2 – 3 years	4 – 5 Years	After 5 Years
Commercial property debt(1)	$7,670	$1,672	$2,325	$1,074	$2,599
Capital securities - corporate	1,044	162	206	522	154
Interest expense(2)
Commercial property debt	964	234	375	48	307
Capital securities - corporate	199	44	87	60	8
Minimum rental payments - ground leases(3)	1,191	17	44	37	1,093
Other non-current financial liabilities	107	15	―	―	92
Equity installment payable(4)	79	79	―	―	―

(1)	Net of transaction costs and includes $165 million of debt associated with assets held for sale
(2)	Represents aggregate interest expense expected to be paid over the term of the debt, on an undiscounted basis, based on current interest and foreign exchange rates
(3)	Represents payments on properties situated on land held under leases or other agreements
(4)	Represents the company’s obligation to reimburse BAM subsidiaries for their share of the equity installment payment relating to Prime

Refer to page 28 for our liquidity analysis.

Corporate Guarantees and Contingent Obligations
We conduct our operations through entities that are either fully or proportionately consolidated in our financial statements except for our investment in the U.S. Office Fund, certain other commercial properties held through jointly controlled entities or participating loan notes, and our investments in Brookfield LePage Johnson Controls and Oakridges, which is a residential development project in Toronto.

We may be contingently liable with respect to litigation and claims that arise in the normal course of business as well as for certain obligations of our associates in joint ventures. A specific litigation is being pursued against one of our subsidiaries related to security on a defaulted loan. The financial effect of this litigation is not currently determinable.

In addition, we may execute agreements that provide for indemnifications and guarantees to third parties. Disclosure of guarantees, contingencies and commitments can be found in Note 22 to our condensed consolidated financial statements.

CAPITAL SECURITIES – CORPORATE
Certain of our Class AAA preferred shares are classified as liabilities under the caption “Capital securities.” As at March 31, 2011 and December 31, 2010, we have the following capital securities – corporate outstanding:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	Mar. 31, 2011(1)		Dec. 31, 2010(1)
Class AAA Series E(2)	8,000,000	70% of bank prime	$	―	$	―
Class AAA Series F	8,000,000	6.00%		206		200
Class AAA Series G	4,400,000	5.25%		110		110
Class AAA Series H	8,000,000	5.75%		206		200
Class AAA Series I	6,300,966	5.20%		162		179
Class AAA Series J	8,000,000	5.00%		206		200
Class AAA Series K	6,000,000	5.20%		154		149
Total				$1,044		$1,038

(1)	Net of transaction costs of $1 million and $2 million at March 31, 2011 and December 31, 2010, respectively
(2)	Owned by BAM; balance has been offset with a promissory note receivable from BAM
For details regarding the terms on our capital securities – corporate, refer to our Annual Information Form

Brookfield Office Properties

OTHER NON-CURRENT FINANCIAL LIABILITIES
Included in other non-current financial liabilities is a loan payable of $92 million (December 31, 2010 - $93 million) maturing in 2019, bearing interest at 7% and secured by our preferred equity interest in 1625 Eye Street in Washington, D.C.

The remaining balance represents our obligation in connection with the true-up under the U.S. Office Fund put and call arrangement (refer to page 16). The carrying value of the true-up includes an embedded derivative liability valued at $42 million (December 31, 2010 - $45 million) relating to cross participation in changes in the relative fair values of the properties in the venturers’ respective sub-managed portfolios.

OTHER NON-CURRENT LIABILITIES
Other non-current liabilities had a balance of $172 million as of March 31, 2011 (December 31, 2010 - $172 million) which represents a deferred gain recorded in connection with the reorganization of the U.S. Office Fund in the second quarter of 2009 and relates to the initial value of the U.S. Office Fund option under the put and call arrangement assumed by us at the date of reorganization. The value was determined pursuant to a valuation methodology based on unobservable inputs.

DEFERRED INCOME TAXES
The sources of deferred tax balances and movements for the three months ended March 31, 2011 are as follows:

		Recognized in
(Millions)	Dec 31, 2010	Income	Equity	OCI	Mar. 31, 2011
Deferred tax assets related to non-capital losses and capital losses	$204	$7	$(18)	$15	$208
Deferred tax liabilities related to difference in tax and book basis, net	(570)	(31)	―	(13)	(614)
Net deferred tax liabilities	$(366)	$(24)	$(18)	$2	$(406)

Together with our Canadian subsidiaries, we have deferred tax assets of $41 million (December 31, 2010 - $35 million) that relate to non-capital losses which expire over the next 20 years and $131 million (December 31, 2010 - $132 million) that relate to capital losses which have no expiry. Our U.S. subsidiaries have deferred tax assets of $36 million (December 31, 2010 - $37 million) that relate to net operating losses which expire over the next 20 years. Income earned in our Canadian and U.S. operations conducted outside of real estate investment trust (“REIT”) structures, as well as distributions from our REIT structures, are subject to corporate tax. Our tax loss pools are available to reduce cash tax obligations.

ACCOUNTS PAYABLE AND OTHER LIABILITIES
Accounts payable and other liabilities from our commercial business totaled $637 million at March 31, 2011, compared with $659 million at December 31, 2010.

Included in accounts payable and accrued liabilities is $79 million payable to BAM representing our obligation to reimburse BAM subsidiaries for their share of the equity installment payment relating to our economic interest in Prime.

Also included in accounts payable and accrued liabilities are derivative liabilities with a carrying amount of $72 million (December 31, 2010 - $63 million).

PREFERRED EQUITY – CORPORATE
At March 31, 2011, we had $848 million of preferred equity outstanding. These preferred shares represent low-cost capital to us without dilution to our common equity base. Dividends paid on these preferred shares are accounted for as equity distributions.

We have the following preferred shares outstanding:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	Mar. 31, 2011	Dec. 31, 2010
Class A redeemable voting	14,202,000	7.50%	$11	$11
Class AA Series E	2,000,000	70% of bank prime	34	34
Class AAA Series L	11,500,000	6.75%	259	259
Class AAA Series N	11,000,000	6.15%	257	257
Class AAA Series P	12,000,000	5.15%	287	287
Total			$848	$848

For details regarding the terms on our Class A, Class AA and Class AAA preferred shares, refer to our Annual Information Form

During the three months ended March 31, 2011, we paid preferred dividends of $14 million as compared with $9 million during the same period in 2010. The increase is attributable to the preferred share offerings in the first and fourth quarters of 2010.

Brookfield Office Properties

COMMON EQUITY
As at March 31, 2011, we had 502,922,198 issued and outstanding common shares. On a diluted basis, we had 522,097,846 common shares outstanding, calculated as follows:

	Mar. 31, 2011	Dec. 31, 2010
Common shares outstanding	502,922,198	502,709,930
Unexercised options	19,175,648	17,358,469
Common shares outstanding – diluted(1)	522,097,846	520,068,399

(1)
Includes potential common shares at March 31, 2011 and December 31, 2010 from the exercise of options but excludes the effects of settling our capital securities – corporate in common shares as we intend to redeem our capital securities for cash prior to conversion. Refer to page 7

We did not repurchase any shares during the first three months of 2011. Since the inception of our normal course issuer bid in 1999, we have repurchased approximately 38 million shares at an average price of $11.96 per share on a post-split adjusted basis.

At March 31, 2011, the book value of our common equity was $8.1 billion, compared with a market equity capitalization of approximately $8.9 billion, calculated as total common shares outstanding multiplied by $17.72, the closing price per common share on the New York Stock Exchange on March 31, 2011.

Our common equity per share is calculated as follows:

(Millions, except per share information)	Mar. 31, 2011	Dec. 31, 2010
Shareholders’ equity	$8,914	$8,731
Less: preferred equity	(848)	(848)
	8,066	7,883
Add: option proceeds(1)	261	235
Fully diluted common shareholders’ equity	8,327	8,118
Fully diluted common shares outstanding(2)	522.1	520.1
Common equity per share	$15.95	$15.61

(1)	Calculated as options outstanding multiplied by the weighted average exercise price of options outstanding at period end
(2)
The calculation of common equity per share includes potential common shares at March 31, 2011 and December 31, 2010 from the exercise of options but excludes the effects of settling our capital securities – corporate in common shares as we intend to redeem our capital securities for cash prior to conversion. Refer to page 7

PREFERRED EQUITY – SUBSIDIARIES
In addition to the preferred equity classified as capital securities, we had $393 million of preferred equity outstanding at March 31, 2011 (December 31, 2010 - $382 million) issued by BPO Properties Ltd. (“BPO Properties”). These preferred shares represent low-cost capital to Brookfield Office Properties, without dilution to our common equity base. Dividends paid on these preferred shares are a component of the non-controlling interest in our net income. The increase over December 31, 2010 is driven by the impact of foreign exchange.

The following table details the preferred shares issued by BPO Properties:

	Shares	Preferred	Cumulative
(Millions, except share information)	Outstanding	Shares Series	Dividend Rate	Mar. 31, 2011	Dec. 31, 2010
BPO Properties	1,805,489	Series G	70% of bank prime	$46	$45
	3,816,527	Series J	70% of bank prime	98	96
	300	Series K	30-day BA + 0.4%	155	150
	2,847,711	Series M	70% of bank prime	73	71
	800,000	Series N	30-day BA + 0.4%	21	20
Total				$393	$382

During the three months ended March 31, 2011, dividends of $2 million were paid on preferred shares issued by BPO Properties, as compared with $1 million in 2010.

NON-CONTROLLING INTERESTS – FUND SUBSIDIARIES
At March 31, 2011, non-controlling interests – fund subsidiaries was $390 million (December 31, 2010 – $375 million) and represents the equity interests in the U.S. Office Fund held by certain investors in the Brookfield Office Properties-led consortium, together with their cumulative share of our earnings from the Fund.

NON-CONTROLLING INTERESTS – OTHER SUBSIDIARIES
In the first quarter of 2011, a subsidiary through which we hold our investment in Heritage Plaza in Houston, Brookfield Heritage Partners LLC (“Brookfield Heritage”), issued a 49% equity interest to a group of funds managed by a subsidiary of BAM for proceeds of $60 million. As the transaction did not result in a loss of control of Brookfield Heritage, the $7 million difference between the proceeds received and the fair value of the non-controlling interest issued has been recorded as a charge to retained earnings.

Brookfield Office Properties

In addition to our 100% owned subsidiaries and our U.S. Office Fund, we conduct our commercial property operations through Brookfield Financial Properties, L.P. (“Brookfield Financial Properties”) in the U.S., which holds substantially all of our Direct interests in our New York, Boston and some of our Washington, D.C. assets. We own a 99.4% equity interest in Brookfield Financial Properties.

We have an indirect ownership interest in Brookfield Office Properties Canada (BOX) of 83.3%. As part of our investment in BOPA, we have a 68.4% controlling interest in Prime.

The following table details the components of non-controlling interests in these entities:

(Millions)	Others’ Equity Ownership	Mar. 31, 2011	Dec. 31, 2010
Units of Brookfield Office Properties Canada(1)	16.7%	$487	$471
Limited partnership units of Brookfield Financial Properties	0.6%	33	32
Units of Brookfield Prime Property Fund(2)	31.6%	81	79
Members interest in Brookfield Heritage Partners LLC(3)	49.0%	67	—
		668	582
Non-controlling interests – fund subsidiaries(4)		390	375
Total		$1,058	$957

(1) Canadian dollar denominated
(2) Australian dollar denominated
(3) During the first quarter of 2011, we sold a 49% non-controlling interest in Heritage Plaza in Houston
(4) Represents equity contributions by investors in the Brookfield Office Properties led consortium to subsidiaries of the company that hold the direct investment in the U.S. Office Fund

CAPITAL RESOURCES AND LIQUIDITY
We employ a broad range of financing strategies to facilitate growth and manage financial risk, with particular emphasis on the overall reduction of the weighted average cost of capital, in order to enhance returns for common shareholders. Our principal liquidity needs for the next year are to:

•	fund recurring expenses;

•	meet debt service requirements;

•	make dividend payments;

•	fund those capital expenditures deemed mandatory, including tenant improvements;

•	fund current development costs not covered under construction loans; and

•	fund investing activities which could include:

o	discretionary capital expenditures;

o	repurchase of our stock; and

o	property acquisitions.

We believe that our liquidity needs will be satisfied using cash on hand, cashflows generated from operating and financing activities, as well as proceeds from asset sales. Rental revenue, recoveries from tenants, interest and other income, available cash balances, draws on our corporate credit facilities and refinancing of maturing indebtedness are our principal sources of capital used to pay operating expenses, dividends, debt service and recurring capital and leasing costs in our commercial property portfolio. We seek to increase income from our existing properties by maintaining quality standards for our properties that promote high occupancy rates and support increases in rental rates while reducing tenant turnover and related retenanting costs, and by controlling operating expenses. Another source of cashflow includes third-party fees generated by our asset management, leasing and development businesses. In addition, our tax status and tax loss pools allow us to retain and reinvest cash generated by our operations without incurring significant cash taxes. Consequently, we believe our revenue, along with proceeds from financing activities, will continue to provide the necessary funds to cover our short-term liquidity needs. However, material changes in the factors described above may adversely affect our net cashflows.

Our principal liquidity needs for periods beyond the next year are for scheduled debt maturities, recurring and non-recurring capital expenditures, development costs and potential property acquisitions. We plan to meet these needs with one or more of the following:

•	cashflows from operations;

•	construction loans;

•	creation of new funds;

•	proceeds from sales of assets;

•	proceeds from sale of non-controlling interests in subsidiaries; and

•	credit facilities and refinancing opportunities.

Our commercial property debt is primarily fixed-rate and non-recourse to us. These investment-grade financings are typically structured on a loan-to-appraised value basis of between 55% and 65% as market conditions permit. In addition, in certain circumstances where a building is leased almost exclusively to a high-credit quality tenant, a higher loan-to-value financing, based on the tenant’s credit quality, is put in place at rates commensurate with the cost of funds for the tenant. This reduces our equity requirements to finance commercial property, and enhances equity returns.

Brookfield Office Properties

Most of our borrowings are in the form of long term property-specific financings with recourse only to the specific assets. Limiting recourse to specific assets ensures that poor performance within one area does not compromise our ability to finance the balance of our operations. Our maturity schedule is fairly diversified so that financing requirements in any given year are manageable.

Our focus on structuring financings with investment grade characteristics ensures that we can typically maintain debt levels on any particular asset throughout a business cycle, thus enabling us to limit covenants and other performance requirements. In turn, this reduces the risk of early payment requirements or restrictions on the distribution of cash from the assets being financed.

We attempt to maintain a level of liquidity to ensure we are able to react to investment opportunities quickly and on a value basis. Our primary sources of liquidity consist of cash and undrawn committed credit facilities. In addition, we structure our affairs to facilitate monetization of longer-duration assets through financings, co-investor participations or refinancings.

At March 31, 2011, we had approximately $1,100 million of liquidity consisting of $300 million of cash, including our proportionate share of cash in our equity accounted investees, and approximately $800 million of undrawn capacity on our corporate credit facilities.

Cost of capital
We continually strive to reduce our weighted average cost of capital and improve common shareholders’ equity returns through value-enhancement initiatives and the consistent monitoring of the balance between debt and equity financing.

As at March 31, 2011, our weighted average cost of capital, assuming a 12% return on common equity, was 7.94% (2010 – 7.95%). Our cost of capital is lower than many of our peers because of the greater amount of investment-grade financing which can be placed on our assets, a function of the high-quality nature of both the assets and the tenant base which comprise our portfolio.

The following schedule details our capitalization at March 31, 2011 and December 31, 2010 and the related costs thereof:

	Cost of Capital(1)		Underlying Value(2)
(Millions)	Mar. 31, 2011	Dec. 31, 2010	Mar. 31, 2011	Dec. 31, 2010
Liabilities
Commercial property debt	5.89%	5.90%	$7,670	$7,426
Capital securities – corporate	5.43%	5.43%	1,044	1,038
Shareholders’ equity
Preferred equity - corporate	4.11%	4.11%	848	848
Common equity(2)	12.00%	12.00%	8,912	8,813
Other equity
Preferred equity - subsidiaries	2.06%	1.52%	393	382
Non-controlling interests – fund subsidiaries(3)	10.00%	10.00%	390	375
Non-controlling interests – other subsidiaries(4)	12.00%	12.00%	668	582
Total(5)	7.94%	7.95%	$19,925	$19,464
(1)	As a percentage of average book value unless otherwise noted
(2)
Underlying value of liabilities represents carrying value or the cost to retire on maturity. Underlying value of common equity is based on the closing stock price of Brookfield Office Properties’ common shares

(3)	Assuming 10% return on co-invested capital
(4)	Assuming 12% return on co-invested capital
(5)	In calculating the weighted average cost of capital, the cost of debt has been tax-effected

Brookfield Office Properties

OPERATING RESULTS

NET INCOME ATTRIBUTABLE TO SHAREHOLDERS
Our net income attributable to common shareholders for the three months ended March 31, 2011 was $306 million ($0.54 per diluted share), compared with $250 million ($0.44 per diluted share) in 2010. The increase in net income quarter over quarter is largely the result of:

•
an increase of $45 million ($0.09 per diluted share) in commercial property operating income due to the acquisition of an interest in Australian properties in the third quarter of 2010, the acquisition of 650 Massachusetts in Washington, D.C. and Heritage Plaza in Houston in the fourth quarter of 2010, as well as the impact of foreign exchange;

•
an increase in interest and other income of $12 million ($0.02 per diluted share) due to interest earned on loans receivable which represent our indirect interest in debt securities as well as the interest income earned on participating loan interests;

•
an increase of $64 million ($0.13 per diluted share) in fair value gains mostly attributable to changes in the fair value of investment properties due to changes in the timing of expected cash flows as well as the impact of foreign exchange; and

•	an increase of $9 million ($0.02 per diluted share) in income from discontinued operations due mainly to fair value gains recognized in the first quarter of 2011; offset by,

o
an increase of $30 million ($0.06 per diluted share) in interest expense on commercial property debt due to the acquisition of an interest in Australian properties in the third quarter of 2010, the acquisition of 650 Massachusetts in Washington, D.C. and Heritage Plaza in Houston, as well as new debt financings;

o	an increase of $1 million (nil per diluted share) in interest expense on capital securities - corporate due to the impact of foreign exchange;

o
an increase of $7 million ($0.01 per diluted share) in general and administrative expenses as a result of the acquisition of an interest in Australian properties in the third quarter of 2010, as well as the impact of foreign exchange;

o
a decrease in earnings from our equity accounted investments of $32 million ($0.06 per diluted share) mainly due to the changes in the fair value of commercial properties within our equity accounted investments; and

o	an increase of income tax expense of $4 million ($0.01 per diluted share) due to increased earnings driven by fair value adjustments.

Brookfield Office Properties

Set out below is a summary of the various components of our net income attributable to shareholders and funds from operations. Discussion of each of these components is provided on the following pages.

	Three months ended March 31
(Millions, except per share amounts)	2011	2010
Revenue	$380	$299
Net operating income
Commercial property operations	216	171
Interest and other income	27	15
	243	186
Interest expense
Commercial property debt	101	71
Capital securities – corporate	15	14
General and administrative expense	35	28
Depreciation	2	2
Income from continuing operations before fair value gains, share of net earnings of equity accounted investments and income taxes	90	71
Fair value gains	130	66
Share of earnings from equity accounted investments	118	150
Income before income taxes	338	287
Income tax expense	33	29
Income from continuing operations	305	258
Income from discontinued operations	26	17
Net income	331	275
Non-controlling interests	25	25
Net income attributable to common shareholders	$306	$250

Our net income per share and weighted average common shares outstanding are calculated as follows:

	Three months ended March 31
(Millions, except per share amounts)	2011	2010
Net income attributable to common shareholders	$306	$250
Preferred share dividends	(14)	(9)
Net income attributable to common shareholders – basic	292	241
Dilutive effect of conversion of capital securities – corporate	15	14
Net income attributable to common shareholders – diluted	$307	$255

Weighted average shares outstanding – basic	502.7	501.4
Unexercised options	5.5	4.0
	508.2	505.4
Conversion of capital securities – corporate	65.6	76.6
Weighted average shares outstanding – diluted	573.8	582.0

Weighted average shares outstanding – basic	502.7	501.4
Earnings per share attributable to common shareholders – basic	$0.58	$0.48

Weighted average shares outstanding – diluted	573.8	582.0
Earnings per share attributable to common shareholders – diluted	$0.54	$0.44

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS

	Three months ended March 31
(Millions)	2011	2010
Net income attributable to common shareholders	$306	$250
Add (deduct) non-cash and certain non-recurring items:
Fair value gains	(122)	(66)
Fair value adjustments in earnings from equity accounted investments	(54)	(93)
Non-controlling interests in above items	9	11
Income taxes	33	29
Discontinued operations (1)	(8)	5
Other non-cash items – loan notes	(8)	—
Cash payments under interest rate swap contracts	(1)	(3)
Funds from operations	$155	$133

(1)	Represents depreciation, fair value gains and income taxes related to discontinued operations

Brookfield Office Properties

After providing for preferred share dividends, our funds from operations per share is calculated as follows:

	Three months ended March 31
(Millions, except per share amounts)	2011	2010
Funds from operations	$155	$133
Preferred share dividends	(14)	(9)
	$141	$124
Funds from operations per diluted share (1)	$0.28	$0.25

(1)
The calculation of funds from operations per diluted share includes potential common shares at March 31, 2011 and March 31, 2010 from the exercise of options but excludes the effects of settling our capital securities – corporate in common shares as we intend to redeem our capital securities for cash prior to conversion. Refer to page 7

REVENUE
The components of revenue are as follows:

	Three months ended March 31
(Millions)	2011	2010
Commercial property revenue
Revenue from continuing operations	$337	$271
Recurring fee income	16	19
Lease termination, non-recurring fee and other income	—	1
Total commercial property revenue	353	291
Interest and other(1)	27	8
Total	$380	$299

(1) Excludes impact of foreign exchange gains and losses associated with our net Canadian dollar denominated monetary liability position

COMMERCIAL PROPERTY OPERATIONS
Commercial property net operating income totaled $216 million for the three months ended March 31, 2011 compared with $171 million during the same period in 2010.

	Three months ended March 31
(Millions)	2011	2010
Commercial property revenue
Revenue from current properties	$332	$266
Straight-line rental income	5	5
Revenue from continuing operations	337	271
Recurring fee income	16	19
Lease termination, non-recurring fee and other income	—	1
Total commercial property revenue	353	291
Property operating costs	(137)	(120)
Commercial property net operating income	$216	$171

Our net operating income for the three months ended March 31, 2011 and 2010 is as follows:

	Three months ended March 31
(Millions)	2011	2010
Same property	$160	$150
Lease terminations, non-recurring fee and other income	—	1
Recurring fee income	16	19
Properties acquired during the period	40	—
Properties sold during the period	—	1
Total commercial property net operating income	$216	$171

Same property net operating income increased as a result of the strengthening of the Canadian dollar since 2010, higher average rents on new leases versus expiring leases and increased parking income offset by an increase in vacancies in our New York, Boston and Denver markets due to expiries.

As a result of our strategy of owning, proactively managing and developing premier properties in high-growth, and in many instances supply-constrained, markets with high barriers to entry, along with our focus on executing long-term leases with strong credit rated tenants, we have been able to reduce the exposure of our commercial property revenues to the cyclical nature of the real estate business and ensure stability of cash flows associated with our properties. To date, we have had only a small number of tenants declare bankruptcy with only minimal impact to our results. In fact, since 2008 we have continued to achieve same property net operating income growth, despite the global economic slowdown. In addition, with our proactive leasing strategy, we continue to reduce our lease expiry profile for the upcoming years and with in-place net rents below market rents across most of our portfolio, should continue to produce stable results going forward.

Brookfield Office Properties

Revenue from commercial properties includes rental revenues earned from tenant leases, straight-line rent, percentage rent and additional rent from the recovery of operating costs and property taxes as well as recurring fee income, lease terminations and other income. Revenue from commercial properties totaled $353 million during the three months ended March 31, 2011 compared with $291 million in 2010. The increase year over year is attributable to the acquisition of an economic interest in a portfolio of properties in Australia, the acquisition of 650 Massachusetts in Washington, D.C. and Heritage Plaza in Houston, as well as increased revenue from continuing operations and the impact of foreign exchange.

Our leases generally have clauses which provide for the collection of rental revenues in amounts that increase every five years, with these increases negotiated at the signing of the lease. The large number of high-credit quality tenants in our portfolio lowers the risk of not realizing these increases. IFRS requires that these increases be recorded on a straight-line basis over the life of the lease. For the three months ended March 31, 2011, we recognized straight-line rental revenue of $5 million, consistent with $5 million in 2010.

Commercial property operating costs, which include real estate taxes, utilities, insurance, repairs and maintenance, cleaning and other property-related expenses, were $137 million during the three months ended March 31, 2011, as compared with $120 million in 2010, primarily driven by increased revenue from commercial properties as noted above.

Substantially all of our leases are net leases in which the lessee is required to pay its proportionate share of property operating expenses such as utilities, repairs, insurance and taxes. Consequently, leasing activity, which affects both occupancy and in-place rental rates, is the principal contributor to the change in same property net operating income.

The following table shows the average in-place rents and estimated current market rents for similar space in each of our markets as at March 31, 2011 and includes our equity accounted investments:

		Avg.	Avg. In-Place	Avg. Market
	Leasable Area(1)	Lease Term	Net Rent	Net Rent
	(000's Sq. Ft.)	(Years)	($ per Sq. Ft.)	($ per Sq. Ft.)
New York, New York
Midtown	4,438	13.0	$44.87	$55
Downtown	13,721	6.4	27.61	30
Boston, Massachusetts	1,990	3.6	31.18	26
Washington, D.C.	6,136	6.2	25.85	32
Los Angeles, California	4,530	6.0	21.33	22
Houston, Texas	9,430	7.5	14.16	21
Toronto, Ontario	8,810	7.7	27.43	27
Calgary, Alberta	5,944	10.7	28.28	31
Ottawa, Ontario	1,747	3.0	18.84	23
Denver, Colorado	1,329	5.8	17.86	19
Minneapolis, Minnesota	2,530	7.9	9.74	15
Sydney, Australia	4,085	7.5	61.23	66
Melbourne, Australia	2,277	7.7	39.86	37
Perth, Australia	192	7.3	48.89	63
Other	662	8.7	19.17	28
Total Managed(2)	67,821	7.5	$27.95	$31

(1)	Leasing data presented based on 100% of leasable area
(2)	Excludes developments

Our total managed portfolio occupancy rate decreased to 93.6% at March 31, 2011 compared with 94.8% at March 31, 2010. Our occupancy decreased due to expiries in New York, Boston and Denver, offset by the investment in an Australian portfolio which is 99.3% leased as well as lease renewals amidst some challenging market conditions. At March 31, 2011, average in-place net rent throughout our managed portfolio was $27.95 per square foot compared with $24.82 per square foot at March 31, 2010.

Brookfield Office Properties

A summary of our occupancy levels for the past two years including our equity accounted investments and property investments through participating loan interests is as follows:

	Mar. 31, 2011		Mar. 31, 2010
	Leasable(1)%		Leasable(1)%
(Square feet in 000’s)	Sq. Ft.	Leased	Sq. Ft.	Leased
New York, New York
Midtown	4,438	95.7	4,438	96.5
Downtown	13,721	92.4	13,723	97.9
Total New York, New York	18,159	93.2	18,161	97.6
Boston, Massachusetts	1,990	82.6	1,990	87.2
Washington, D.C.	6,136	92.5	6,192	90.7
Los Angeles, California	4,530	83.3	4,530	84.1
Houston, Texas	9,430	94.2	8,280	95.5
Toronto, Ontario	8,810	93.4	8,809	94.2
Calgary, Alberta	5,944	99.2	5,943	99.9
Ottawa, Ontario	1,747	99.7	1,747	99.7
Denver, Colorado	1,329	92.5	1,329	95.0
Minneapolis, Minnesota	2,530	93.4	2,530	92.4
Sydney, Australia	4,085	99.1	—	—
Melbourne, Australia	2,277	99.6	—	—
Perth, Australia	192	100.0	—	—
Other	662	97.3	1,253	96.6
Total Managed	67,821	93.6	60,764	94.8

(1)	Leasing data presented based on 100% of leasable area

During the three months ended March 31, 2011, we leased 2.8 million square feet of our managed space at an average leasing net rent of $30.40 per square foot or a 0.3% premium over expiring net rents. This included 0.8 million square feet of new leases and 2.0 million square feet of renewals. Expiring net rent for our managed portfolio averaged $30.30 per square foot. Additionally, we have managed to reduce our five-year rollover exposure by 210 basis points within our managed portfolio since the beginning of the year.

The details of our leasing activity for the three months ended March 31, 2011, including our equity accounted investments and property investments through participating loan interests, are as follows:

				Average		Year One	Average
	Dec. 31, 2010			Expiring		Leasing	Leasing	Acq./	Mar. 31, 2011
	Leasable	Leased	Expiries	Net Rent	Leasing	Net Rent	Net Rent	(Disp.)	Leasable	Leased
(Square feet in 000’s)	Sq. Ft(1,2,3)	Sq. Ft. (1,2,3)	Sq. Ft. (1,2)	($ per sq. ft.)	Sq. Ft.(1,2)	($ per sq. ft.)	($ per sq. ft.)	Sq. Ft.(1,2)	Sq. Ft. (1,2)	Sq. Ft. (1,2)
New York, New York
Midtown	4,438	4,214	―	$ ―	35	$39.65	$44.25	―	4,438	4,249
Downtown	13,721	13,445	(1,251)	34.93	479	30.60	34.97	―	13,721	12,673
Boston, Massachusetts	1,990	1,643	(14)	16.18	14	17.38	17.38	―	1,990	1,643
Washington, D.C.	6,136	5,723	(82)	24.40	36	24.05	25.12	―	6,136	5,677
Los Angeles, California	4,530	3,890	(284)	18.07	166	18.95	20.66	―	4,530	3,772
Houston, Texas	9,430	8,898	(105)	16.62	90	17.90	18.18	―	9,430	8,883
Toronto, Ontario	8,810	8,235	(787)	26.74	777	23.35	23.70	―	8,810	8,225
Calgary, Alberta	5,944	5,851	(715)	32.58	763	28.85	30.79	―	5,944	5,899
Ottawa, Ontario	1,747	1,741	(5)	19.04	6	20.33	20.69	―	1,747	1,742
Denver, Colorado	1,329	1,281	(128)	22.90	77	19.17	20.73	―	1,329	1,230
Minneapolis, Minnesota	2,530	2,359	(28)	8.58	31	14.02	14.72	―	2,530	2,362
Sydney, Australia	4,085	4,042	(91)	56.48	98	59.03	65.93	―	4,085	4,049
Melbourne, Australia	2,277	2,266	(221)	32.41	224	36.75	44.21	―	2,277	2,269
Perth, Australia	192	192	―	―	―	―	―	―	192	192
Other	662	648	(28)	21.11	24	31.44	32.44	―	662	644
Total Managed	67,821	64,428	(3,739)	$30.30	2,820	$27.97	$30.40	―	67,821	63,509
(1)	Excludes developments
(2)	Leasing data presented based on 100% of leasable area
(3)	Restated for remeasurements performed during the first quarter of 2011

Brookfield Office Properties

Recurring fee income
Fee income includes property management fees, leasing fees and project management fees relating to certain co-owned properties. Fee income serves to enhance returns from co-owned assets. We also earn fees through Brookfield Residential Services Ltd. Brookfield Residential Services Ltd. has been managing condominiums in the Greater Metropolitan Toronto area for the past 30 years and manages in excess of 59,908 units in over 315 condominium corporations.

The details of our fee income are as follows:

	Three months ended March 31
(Millions)	2011	2010
Property management, leasing, project management and other fees	$10	$14
Brookfield Residential Services Ltd. fees	6	5
Total	$16	$19

The generation of fee income is not viewed as a separate business segment; however, with the establishment of our office funds, the associated fees represent a potential area of growth for us and are expected to increase as we expand our assets under management. These fees typically include a stable base fee for providing regular ongoing services as well as performance fees that are earned when the performance of the fund exceeds certain predetermined benchmarks. We will also earn transaction fees for investment and leasing activities conducted on behalf of these funds.

INTEREST AND OTHER INCOME
Interest and other income includes interest charged on real estate mortgages, residential receivables and other loans receivable, interest earned on cash balances, and transactional gains.

The components of interest and other income are as follows:

	Three months ended March 31
(Millions)	2011	2010
Interest income on loans receivable from BAM(1)	$18	$1
Interest income on participating loan interests	4	―
Foreign exchange gains	—	7
Other interest income	3	7
Other income	2	—
Total	$27	$15

(1)	Consists primarily of interest earned on cash collateralized total return swaps with BAM

The increase in interest and other income year over year is attributable to interest income earned on a loan receivable which represents our indirect interest in debt securities acquired at a discount as well as interest income on participating loan interests.

INTEREST EXPENSE
Commercial property debt
Interest expense relating to commercial property debt was $101 million during the three months ended March 31, 2011 an increase from $71 million in 2010 mainly due to the acquisition of an economic interest in a portfolio in Australia in the third quarter of 2010 as well as new debt and the impact of foreign exchange.

Capital securities – corporate
Interest expense on capital securities – corporate relates to preferred share dividends recorded as interest expense under IFRS. This amount increased to $15 million during the three months ended March 31, 2011 from $14 million in 2010 due to foreign exchange fluctuations.

GENERAL AND ADMINISTRATIVE EXPENSES
General and administrative costs during the three months ended March 31, 2011 increased to $35 million from $28 million in 2010 primarily due to the acquisition of an economic interest in a portfolio in Australia during the third quarter of 2010, as well as the impact of foreign exchange. Included in general and administrative expenses is $6 million (2010 - $5 million) of expenses related to the operations of our subsidiary, Brookfield Residential Services Ltd.

DEPRECIATION
Depreciation for the three months ended March 31, 2011 was $2 million which is consistent with 2010.

Brookfield Office Properties

FAIR VALUE GAINS, NET
During the three months ended March 31, 2011, we recognized fair value gains of $130 million (2010 – $66 million). Fair value adjustments are determined based on the movement of various parameters on a quarterly basis, including changes in projected cash flows as a result of leasing and timing, discount rates and terminal capitalization rates. In addition to fair value adjustments recorded on investment property during the three months ended March 31, 2011, we recognized a fair value gain of nil (2010 – $21 million) related to our investment in bank debt secured by the equity in a portfolio of commercial properties in Washington, D.C., which was transferred to an affiliate in the first quarter of 2010 and subsequently settled. Also included in fair value gains, net is a loss of $24 million related to the change in value of the U.S. Office Fund option and true-up liability (2010 – gain of $3 million). We also recognized a gain of $8 million on the embedded derivative within our participating loan interests (2010 – nil).

SHARE OF NET EARNINGS OF EQUITY ACCOUNTED INVESTMENTS

(Millions)	Funds from Operations		Fair Value Adjustments		Share of Earnings
Three months ended March 31	2011	2010	2011	2010	2011	2010
U.S. Office Fund	$38	$41	$54	$62	$92	$103
Other equity accounted investments(1)	26	16	―	31	26	47
Total	64	57	54	93	118	150
Non-controlling interests – fund subsidiaries	8	8	7	15	15	23
Total net to Brookfield Office Properties	$56	$49	$47	$78	$103	$127

(1)	Includes other jointly controlled entities as well as associates

Funds from operations of our equity accounted investments increased to $64 million for the three months ended March 31, 2011 from $57 million in 2010 due to the acquisition of an interest in E&Y Complex, Sydney, offset by a decrease in fair value gains relative to the first quarter of 2010. Net of our Fund partners’ share of funds from operations, which is included in non-controlling interest – fund subsidiaries, our share of funds from operations was $56 million for the three months ended March 31, 2011 (2010 - $49 million). Including fair value adjustments, the share of net earnings of equity accounted investments decreased to $118 million for the three months ended March 31, 2011, from $150 million in 2010. Net of our Fund partners’ share of net earnings of equity accounted investments, which is included in non-controlling interest – fund subsidiaries, our share of net earnings of equity accounted investments was $103 million for the three months ended March 31, 2011 (2010 – $127 million).

INCOME TAXES
Income tax expense for the three months ended March 31, 2011 was $33 million, as compared with $29 million in 2010, primarily due to fair value gains during the current period.

The major components of income tax expense (benefit) include the following:

	Three months ended March 31
(Millions)	2011	2010
Current tax expense	$9	$13
Deferred tax expense	24	16
Total income tax expense	$33	$29

In connection with the disposition of the residential development segment in the first quarter of 2011, we recognized $12 million of previously unrecognized deferred tax assets associated with net capital losses.

DISCONTINUED OPERATIONS
The following table summarizes income from discontinued operations:

	Three months ended March 31
(Millions)	2011	2010
Commercial revenue	$13	$14
Commercial operating expenses	(7)	(7)
	6	7
Residential revenue	83	90
Residential operating expenses	(70)	(75)
	13	15
Interest and other income	1	3
Interest expense	(2)	(3)
Depreciation and amortization	(1)	(1)
Income from discontinued operations before fair value gains and income taxes	17	21
Fair value gains	12	―
Income tax expense	(3)	(4)
Income from discontinued operations attributable to common shareholders	$26	$17

Brookfield Office Properties

Residential development operations
Our residential development operations are located in five markets: Alberta, Ontario, Colorado, Texas and Missouri. Most of our land holdings were purchased in the mid-1990s, and as a result have an embedded cost advantage over many companies which acquired land at much higher prices.

Our residential development operations contributed $13 million of net operating income during the three months ended March 31, 2011, as compared to $15 million during 2010. The decrease is due to decreased lot sales during the first quarter of 2011.

The components of residential development net operating income are as follows:

	Three months ended March 31
(Millions)	2011	2010
Sales revenue	$83	$90
Operating costs	(70)	(75)
Total	$13	$15

Lot sales for the three months ended March 31, 2011 and 2010, and the related revenue earned are as follows:

Lot Sales			Lot Sales Revenue		Average Lot Sales Revenue
(Units/Acres)			(Millions)		(Thousands)
Three months ended March 31	2011	2010	2011	2010	2011	2010
Single Family (Lots)
Alberta	211	292	$33	$43	$141	$131
Colorado	12	50	1	3	72	56
Texas	—	3	—	―	—	52
Missouri	—	2	—	―	—	69
Total Single Family (Lots)	223	347	34	46
Total Single Family (Acre Equivalent)(1)	33	55
Multi-Family, Commercial and Industrial (Acres)
Alberta	—	4	—	2	—	565
Ontario	—	―	—	―	—	―
Texas	—	―	—	―	—	―
Total Land Sales Revenue			$34	$48

(1)	Represents lots converted to acres based on a conversion factor of four to seven lots per acre depending on region

Home sales for the three months ended March 31, 2011 and 2010 and the related revenue earned are as follows:

	Home Sales (Units/Acres)		Home Sales Revenue (Millions)		Average Home Sales Revenue (Thousands)
Three months ended March 31	2011	2010	2011	2010	2011	2010
Single Family
Alberta	63	52	$21	$16	$323	$299
Ontario	41	19	14	6	345	339
	104	71	35	22
Multi-Family
Alberta	50	73	14	20	290	270
Total	154	144	$49	$42

Residential development operating costs, which include land costs, land servicing costs, housing development costs, property taxes and other related costs decreased to $70 during the three months ended March 31, 2011 from $75 in 2010.

Brookfield Office Properties

NON-CONTROLLING INTERESTS
The following table outlines our non-controlling interests:

	Three months ended March 31
(Millions)	2011	2010
Preferred shares – subsidiaries	$2	$1
Non-controlling interests – fund subsidiaries	15	23
Non-controlling interests – other subsidiaries	10	2
Total non-controlling interests	$27	$26

Preferred shares – subsidiaries
Preferred shares – subsidiaries consists of dividends on preferred shares issued by BPO Properties. For the three months ended March 31, 2011, dividends paid on shares issued by BPO Properties was $2 million, compared to $1 million in 2010.

Fund subsidiaries
Non-controlling interests in our U.S. Office Fund are as follows:

	Three months ended March 31
(Millions)	2011	2010
Non-controlling interests	$8	$8
Non-cash component(1)	7	15
Total non-controlling interests – fund subsidiaries	$15	$23

(1)	Represents co-investors share of non-cash items, such as fair value adjustments

Non-controlling interests – fund subsidiaries decreased year over year principally due to decreased earnings from the U.S. Office Fund compared to the prior period.

Other subsidiaries
Non-controlling interests – other subsidiaries consists of earnings attributable to interests not owned by Brookfield Office Properties in BOX, Brookfield Financial Properties, Brookfield Prime Property Fund and Brookfield Heritage Partners LLC.

Non-controlling interest in subsidiary earnings was $10 million during the three months ended March 31, 2011, as compared with $2 million in 2010.

The following table outlines the dividends and earnings paid or attributable to other shareholders of subsidiaries of Brookfield Office Properties:

		Three months ended March 31
(Millions)	Type	2011	2010
Brookfield Office Properties Canada	Participating interests	$8	$1
Brookfield Financial Properties	Participating interests	1	1
Brookfield Prime Property Fund	Participating interests	1	―
Brookfield Heritage Partners LLC	Participating interests	―	―
Total		$10	$2

Brookfield Office Properties

SEGMENTED INFORMATION
Brookfield Office Properties and its subsidiaries operate in the U.S., Canada and Australia within the commercial property and the residential development businesses. The commercial markets in which we operate are primarily New York, Boston, Washington, D.C., Houston, Los Angeles, Denver and Minneapolis in the U.S.; Toronto, Calgary and Ottawa in Canada; and Sydney, Melbourne and Perth in Australia. Approximately 60% of our commercial property net operating income is derived from the U.S. (2010 – 74%) and approximately 58% of our assets are invested in the U.S. (2010 – 54%). In the first quarter of 2010, we also established a holding company in the United Kingdom and made investments in that market. Our United Kingdom investment is currently managed out of our U.S. platform and has been included as such until a platform is established in the United Kingdom. Our residential development operations are focused in five markets: Alberta and Ontario in Canada and Colorado, Texas and Missouri in the U.S. Details of segmented financial information for our principal areas of business are as follows:

	Commercial						Residential
	United States		Canada		Australia		Development		Total
	Mar. 31,	Mar. 31,	Mar. 31,	Mar. 31,	Mar. 31,	Mar. 31,	Mar. 31,	Mar. 31,	Mar. 31,	Mar. 31,
(Millions)	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Revenue	$200	$180	$131	$119	$49	$	―	$	―	$	―	$380	$299
Net operating income
Consolidated properties	106	104	75	67	35		―		―		―	216	171
Equity accounted investments(1)	93	93	5	4	20		―		―		―	118	97
	199	197	80	71	55		―		―		―	334	268

Funds from operations	$94	$72	$27	$46	$21	$	―		$13		$15	$155	$133

Net income attributable to common shareholders
Income from continuing operations										305	258
Income from discontinued operations										26	17
Net income										331	275
Net income attributable to non-controlling interests										25	25
	$238	$231	$28	$6	$30	$	―	$10	$13	$306	$250

(1) Included in our share of earnings from equity accounted investments

	Mar. 31,	Dec. 31,	Mar. 31,	Dec. 31,	Mar. 31,	Dec. 31,	Mar. 31,		Dec. 31,	Mar. 31,	Dec. 31,
(Millions)	2011	2010	2011	2010	2011	2010		2011	2010	2011	2010
Assets	$11,754	$11,030	$5,197	$4,527	$3,459	$3,323	$	―	$1,540	$20,410	$20,420

QUARTERLY RESULTS
The 2011, 2010 and 2009 results in accordance with IFRS by quarter are as follows:

	2011	2010				2009
(Millions, except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	$380	$397	$323	$307	$299	$330	$283	$276	$267
Net income (loss) from continuing operations attributable to common shareholders	280	933	138	139	233	909	(294)	(413)	(586)
Net income (loss) attributable to common shareholders	306	971	159	172	250	1,038	(283)	(399)	(576)

Net income (loss) per share attributable to common shareholders – basic
Continuing operations	$0.53	$1.84	$0.26	$0.26	$0.44	$1.80	$(0.67)	$(1.06)	$(1.50)
Discontinued operations	0.05	0.07	0.04	0.07	0.04	0.26	0.02	0.04	0.02
	$0.58	$1.91	$0.30	$0.33	$0.48	$2.06	$(0.65)	$(1.02)	$(1.48)

Net income (loss) per share attributable to common shareholders – diluted
Continuing operations	$0.49	$1.63	$0.24	$0.25	$0.41	$1.54	$(0.67)	$(1.05)	$(1.50)
Discontinued operations	0.05	0.07	0.04	0.06	0.03	0.21	0.02	0.04	0.03
	$0.54	$1.70	$0.28	$0.31	$0.44	$1.75	$(0.65)	$(1.01)	$(1.47)

Brookfield Office Properties

PART III – RISKS AND UNCERTAINTIES
Brookfield Office Properties’ financial results are impacted by the performance of our operations and various external factors influencing the specific sectors and geographic locations in which we operate; macro-economic factors such as economic growth, changes in currency, inflation and interest rates; regulatory requirements and initiatives; and litigation and claims that arise in the normal course of business.

Our strategy is to invest in premier assets which generate sustainable streams of cashflow. While high-quality assets may initially generate lower returns on capital, we believe that the sustainability and future growth of their cashflows is more assured over the long term, and as a result, warrant higher valuation levels. We also believe that the high quality of our asset base protects us against future uncertainty and enables us to invest with confidence when opportunities arise.

The following is a review of the material factors and the potential impact these factors may have on our business operations. A more detailed description of our business environment and risks is contained in our Annual Information Form which is posted on our website at www.brookfieldofficeproperties.com, or on www.sedar.com or www.sec.gov.

PROPERTY RELATED RISKS
Commercial properties
Our strategy is to invest in high-quality core office properties as defined by the physical characteristic of the asset and, more importantly, the certainty of receiving rental payments from large corporate tenants (with investment grade credit ratings – see “Credit Risk” below) which these properties attract. Nonetheless, we remain exposed to certain risks inherent in the core office property business.

Commercial property investments are generally subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (such as the availability and costs of mortgage funds), local conditions (such as an oversupply of space or a reduction in demand for real estate in the markets in which we operate), the attractiveness of the properties to tenants, competition from other landlords with competitive space and our ability to provide adequate maintenance at an economical cost.

Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges, must be made regardless of whether a property is producing sufficient income to service these expenses. Our Direct office properties are subject to mortgages which require substantial debt service payments. If we become unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or of sale. We believe the stability and long-term nature of our contractual revenues effectively mitigates these risks.

As owners and managers of premier office properties, lease roll-overs also present a risk factor, as continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies. Refer below to “Lease Roll-Over Risk” for further details.

INTEREST RATE AND FINANCING RISK
We attempt to stagger the maturities of our mortgage portfolio, to the extent possible, evenly over a 10-year time horizon. We believe that this strategy will allow us to manage interest rate risk most effectively.

As outlined under “Capital Resources and Liquidity,” beginning on page 28 of this MD&A, we have an on-going obligation to access debt markets to refinance maturing debt as it comes due. There is a risk that lenders will not refinance such maturing debt on terms and conditions acceptable to us or on any terms at all. Our strategy to stagger the maturities of our mortgage portfolio attempts to mitigate our exposure to excessive amounts of debt maturing in any one year.

At March 31, 2011, we had a floating rate bank credit facility of $565 million which matures in March 2014. Additionally, we have a floating rate term facility with BAM of $300 million, the terms of which extend to June 2011. At March 31, 2011, the balances drawn on these facilities were $32 million and nil, respectively. In addition, we also have a subordinated bridge acquisition facility with BAM for $360 million as of March 31, 2011. There is a risk that lenders will not refinance these facilities on terms and conditions acceptable to us or on any terms at all. As a mitigating factor, we have been successful in negotiating extension options. Approximately 35% of our outstanding commercial property debt at March 31, 2011 is floating rate debt (December 31, 2010 – 36%) and subject to fluctuations in interest rates. The effect of a 100 basis point increase in interest rates on interest expense relating to our corporate and commercial floating rate debt, up to 5% LIBOR, is an increase in interest expense of $27 million or $0.05 per share on an annualized basis. Taking into account our preferred shares issued by BPO Properties, a 100 basis point increase in rates would increase income attributable to non-controlling interests by $4 million on an annualized basis. In addition, we have exposure to interest rates within our equity accounted investments. As discussed in the Derivative Financial Instruments section beginning on page 44, we have mitigated, to some extent, the exposure to interest rate fluctuations through interest rate derivative contracts.

We currently have a level of indebtedness of 51% of fair value of our commercial properties (December 31, 2010 - 50%). It is our view that such level of indebtedness is conservative given the lending parameters currently existing in the real estate marketplace and the fair value of our assets, and based on this, we believe that all debts will be financed or refinanced as they come due in the foreseeable future.

Brookfield Office Properties

CREDIT RISK
Credit risk arises from the possibility that tenants may be unable to fulfill their lease commitments. We mitigate this risk by ensuring that our tenant mix is diversified and by limiting our exposure to any one tenant. We also maintain a portfolio that is diversified by property type so that exposure to a business sector is lessened. Currently, no one tenant represents more than 7.6% of total leasable area.

We attempt to mitigate our credit risk by signing long-term leases with tenants who have investment grade credit ratings. Additional discussion of this strategy is included on page 10 of this MD&A.

The following list shows the largest tenants by leasable area in our portfolio and their respective lease commitments:

				000’s Sq. Ft.(2)
	Tenant	Primary Location	Credit Rating(1)	2011	2012	2013	2014	2015	2016	Beyond	Year of Expiry(3)	Total	%(2)
1	Bank of America/Merrill Lynch (4)	NY/Toronto/Denver/LA	A		183	4,657			8	337		5,185	7.6%
2	Government & Government Agencies	All Markets	AAA	33	131	1,422	732	662	57	1,234	Various	4,271	6.2%
3	Chevron	Houston	AA		475					1,267	2019	1,742	2.6%
4	Wells Fargo/Wachovia(5)	New York	AA-	5		3	60	1,399		76	2019	1,543	2.3%
5	CIBC(6)	NY/Toronto/Calgary	A+	38						1,382	2033	1,420	2.1%
6	Suncor Energy	Calgary	BBB+							1,315	2028	1,315	1.9%
7	Kellogg, Brown & Root	Houston	Not Rated							1,254	2030	1,254	1.8%
8	RBC	Five Markets	AA-	59		58		12	273	773	2021	1,175	1.7%
9	Bank of Montreal	Calgary/Toronto	A+		13	29			17	1,073	2024	1,132	1.7%
10	Target Corporation	Minneapolis/LA	A+							984	2024	984	1.5%
11	KPMG	Washington D.C./Sydney/ Toronto	Not Rated		210				294	371	2024	875	1.3%
12	Devon Energy	Houston	BBB+							832	2020	832	1.2%
13	Imperial Oil	Calgary	AAA						717			717	1.1%
14	Encana Corporation	Calgary/Denver	BBB+					241		467	2019	708	1.0%
15	PricewaterhouseCoopers	Sydney/Houston/Calgary	Not Rated		424		145	95				664	1.0%
16	Continental Airlines	Houston	B					654				654	1.0%
17	Ernst & Young	Denver/LA	Not Rated	49					360	180	2022	589	0.9%
18	Cadwalader, Wickersham & Taft	New York	Not Rated							549	2024	549	0.8%
19	Talisman Energy	Calgary	BBB					539				539	0.8%
20	Société Générale	New York/Houston	Not Rate		12					521	2032	533	0.8%
	Total			184	1,448	6,169	937	3,602	1,726	12,615		26,681	39.3%
	Total %			0.7%	5.4%	23.1%	3.5%	13.5%	6.5%	47.3%		100.0%
(1)	From Standard & Poor’s, Moody’s or DBRS
(2)	Prior to considering partnership interests in partially-owned properties
(3)	Reflects the year of maturity related to lease(s) included in the ‘beyond’ column and is calculated for multiple leases on a weighted average basis based on square feet where practicable
(4)
Bank of America/Merrill Lynch leases 4.6 million square feet in the World Financial Center ("WFC"), of which they occupy 2.7 million square feet with the balance being leased to various subtenants ranging in size up to 500,000 square feet. Of this 2.7 million square feet, 1.9 million is in 4 WFC, in which Bank of America/Merrill Lynch has a 49% interest, and 0.8 million square feet is in 2 WFC, in which Bank of America/Merrill Lynch has an effective 25% interest through zero-coupon participating notes

(5)
Wells Fargo/Wachovia leases 1.4 million square feet at One New York Plaza, of which they occupy 148,000 square feet with the balance being leased to five subtenants ranging in size up to 756,000 square feet

(6)	CIBC leases 1,094,000 square feet at 300 Madison Avenue in New York, of which they sublease 925,000 square feet to PriceWaterhouseCoopers

When we make loans or enter into other financial arrangements with related parties, we manage credit risk by entering into such transactions under normal commercial terms.

Brookfield Office Properties

LEASE ROLL-OVER RISK
Lease roll-over risk arises from the possibility that we may experience difficulty renewing leases as they expire or in releasing space vacated by tenants upon early lease expiry. We attempt to stagger the lease expiry profile so that we are not faced with disproportionate amounts of space expiring in any one year; approximately 9% of our leases mature annually over the next five years. Excluding Bank of America/Merrill Lynch, our largest tenant, less than 7% of our leases mature annually over the next five years. We further mitigate this risk by maintaining a diversified portfolio mix by geographic location and by proactively leasing space in advance of its contractual expiry. Additional discussion of our strategy to manage lease roll-over risk can be found on page 10 of this MD&A.

The following table sets out lease expiries, by square footage, for our portfolio at March 31, 2011 including our equity accounted investments:

(000's Sq. Ft.)	Currently Available	2011	2012	2013	2014	2015	2016	2017	2018 & Beyond	Total
Midtown, New York	189	60	15	587	148	110	105	54	3,170	4,438
Downtown, New York	1,047	116	350	4,479	313	2,201	494	754	3,967	13,721
Boston	347	406	49	6	57	3	481	28	613	1,990
Washington, D.C.	457	150	570	418	1,460	385	138	98	2,460	6,136
Los Angeles	757	86	746	179	270	278	400	121	1,693	4,530
Houston	547	686	955	588	444	1,036	165	283	4,726	9,430
Toronto	586	175	347	1,091	297	644	742	439	4,489	8,810
Calgary	47	57	197	124	122	1,224	817	49	3,307	5,944
Ottawa	5	9	13	1,148	9	547	5	―	11	1,747
Denver	99	46	30	158	75	118	171	8	624	1,329
Minneapolis	168	42	122	159	206	178	375	98	1,182	2,530
Sydney	35	37	188	138	65	601	773	93	2,155	4,085
Melbourne	8	67	66	15	166	193	71	147	1,544	2,277
Perth	―	―	―	―	―	―	―	57	135	192
Other	18	30	55	108	24	76	25	48	278	662
Total Managed	4,310	1,967	3,703	9,198	3,656	7,594	4,762	2,277	30,354	67,821

ENVIRONMENTAL RISKS
As an owner of real property, we are subject to various federal, provincial, state and municipal laws relating to environmental matters. Such laws provide that we could be liable for the costs of removing certain hazardous substances and remediating certain hazardous locations. The failure to remove or remediate such substances or locations, if any, could adversely affect our ability to sell such real estate or to borrow using such real estate as collateral and could potentially result in claims against us. We are not aware of any material non-compliance with environmental laws at any of our properties nor are we aware of any pending or threatened investigations or actions by environmental regulatory authorities in connection with any of our properties or any pending or threatened claims relating to environmental conditions at our properties.

We will continue to make the necessary capital and operating expenditures to ensure that we are compliant with environmental laws and regulations. Although there can be no assurances, we do not believe that costs relating to environmental matters will have a materially adverse effect on our business, financial condition or results of operations. However, environmental laws and regulations can change and we may become subject to more stringent environmental laws and regulations in the future, which could have an adverse effect on our business, financial condition or results of operations.

OTHER RISKS AND UNCERTAINTIES
Real estate is relatively illiquid. Such illiquidity may limit our ability to vary our portfolio promptly in response to changing economic or investment conditions. Also, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which we operate.

Our commercial properties generate a relatively stable source of income from contractual tenant rent payments. Continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies.

Taking into account the current state of the economy, 2011 may not provide the same level of increases in rental rates on renewal as compared to previous years. We are, however, substantially protected against short-term market conditions, as most of our leases are long-term in nature with an average term of eight years. As we continue to face the possibility of a prolonged recession, it is possible we will see downward pressure on overall occupancy levels and net effective rents.

INSURANCE RISKS
United States
We maintain insurance on our properties in amounts and with deductibles that we believe are in line with what owners of similar properties carry. We maintain all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and named windstorm). Our all risk policy limit is $1.5 billion per occurrence. Our earthquake limit is $300 million per occurrence and in the annual aggregate for our California properties and a separate $300 million per occurrence and annual aggregate limit for all other U.S. properties. This coverage is subject to a deductible of 5% of the value of the affected property for California locations and $100,000 for all other locations. The named windstorm limit is $300 million per occurrence and in the annual aggregate subject to a deductible of 3% of the value of the affected property for U.S. locations. The flood limit is $300 million per occurrence and in the annual aggregate subject to a deductible of $50,000 per occurrence.

Brookfield Office Properties

The Terrorism Risk Insurance Act (“TRIA”) was enacted in November 2002 in response to the uncertainty surrounding the insurance market in the aftermath of the terrorist attacks of September 11, 2001 and provides protection for “certified acts” as defined by the statute. TRIA mandates that insurance carriers offer insurance covering physical damage from terrorist incidents as certified by the U.S. Secretary of the Treasury. The Terrorism Risk Insurance Program Reauthorization Act of 2007 (“TRIPRA”) was signed into law on December 26, 2007. It extends the TRIA program through December 2014.

With respect to our U.S. properties (including our U.S. Office Fund), in October 2008, we formed a segregated cell captive facility, Liberty IC Casualty, LLC (“Liberty”). Liberty provides $2.5 billion of TRIA coverage for all U.S. properties. In 2009 we formed a second segregated cell captive facility, Liberty IC Casualty II, LLC (“Liberty II”). Liberty II provides protection against losses due solely to biological, chemical or radioactive contamination arising out of a certified terrorist act. In the event of a covered loss in 2011, we expect Liberty IC Casualty II LLC to recover 85% of its losses, less certain deductibles, from the United States government with the remaining 15% to be funded by us.

Canada
We maintain insurance on our properties in amounts and with deductibles that we believe are in line with what owners of similar properties carry. We maintain all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and windstorm). Our all risk policy limit is C$1.5 billion per occurrence. Our earthquake limit is C$500 million per occurrence and in the annual aggregate. This coverage is subject to a C$100,000 deductible for all locations except for British Columbia where the deductible is 3% of the values for all locations where the physical loss, damage or destruction occurred. The flood limit is C$500 million per occurrence and in the annual aggregate, and is subject to a deductible of C$25,000 for all losses arising from the same occurrence. Windstorm is included under the all risk coverage and has C$1.5 billion limits per occurrence with a C$10,000 deductible.

With respect to our Canadian properties, we purchase an insurance policy that covers acts of terrorism for limits up to C$1 billion.

Australia
We maintain insurance on our properties in amounts and with deductibles that we believe are in line with what owners of similar properties carry. We maintain all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and weather catastrophe). Our all risk policy limit is A$700 million per occurrence. Our earthquake limit is A$600 million per occurrence and in the aggregate. This coverage is subject to a A$10,000 deductible. The weather catastrophe limit is A$600 million per occurrence and in the annual aggregate. Both earthquake and weather catastrophe coverage is subject to a deductible of 3% of the values for all locations where the physical loss, damage or destruction occurred. The flood limit is A$600 million per occurrence and in the annual aggregate subject to a deductible of A$10,000 per occurrence. Where properties are insured by our partners, all risk property insurance and rental value coverage is provided with limits that we believe are in line with what owners of similar properties carry.

Terrorism insurance is provided through the Australian Reinsurance Pool Corporation (“ARPC”). ARPC is a statutory corporation established under the Terrorism Insurance Act 2003 to offer reinsurance for terrorism risk in Australia. The Terrorism Insurance Act 2003 renders terrorism exclusion clauses in eligible insurance contracts ineffective in relation to loss or liabilities arising from a declared terrorist incident affecting eligible property located in Australia.

FOREIGN EXCHANGE FLUCTUATIONS
Approximately 42% of our assets and 47% of our revenues originate in Canada and Australia and consequently are subject to foreign currency risk due to potential fluctuations in exchange rates between these currencies and the U.S. dollar. To mitigate this risk, we attempt to maintain a natural hedged position with respect to the carrying value of assets through debt agreements denominated in local currencies and from time to time, supplemented through the use of derivative contracts as discussed under Financial Instruments on the following pages. However, even if we do so, the carrying value may not equal the economic value, and any differences therein may not be hedged. Similarly, we attempt to mitigate the currency risk on revenues by incurring associated operating costs and interest expense in local currencies. At March 31, 2011, based on our net Canadian dollar funds from operations, a $0.01 appreciation in the Canadian dollar relative to the U.S. dollar would result in an increase in our funds from operations of approximately $1 million on an annual basis. At March 31, 2011, based on our net Australian dollar funds from operations, a $0.01 appreciation in the Australian dollar relative to the U.S. dollar would result in an increase in our funds from operations of $1 million on an annual basis. In the first quarter of 2010, we established a holding company to hold investments in commercial properties and developments in London, United Kingdom. As a result of our investment in the United Kingdom, we are subject to foreign currency risk due to potential fluctuations in exchange rates between the British pound and the U.S. dollar. We attempt to mitigate the foreign currency risk relating to these investments using methods similar to those discussed above. Our investment in the UK does not currently generate any income.

Brookfield Office Properties

DERIVATIVE FINANCIAL INSTRUMENTS
We use derivative and non-derivative instruments to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. We do not use derivatives for speculative purposes. In 2011 and/or 2010, we used the following derivative instruments to manage these risks:

•
Foreign currency forward contracts to hedge exposures to Canadian dollar, Australian dollar and British pound denominated net investments in foreign subsidiaries and foreign currency denominated financial assets;

•	Interest rate swaps to manage interest rate risk associated with planned refinancings and existing variable rate debt;

•	Interest rate caps to hedge interest rate risk on a portion of our variable rate debt; and

•	Total return swaps on our shares to economically hedge exposure to variability in share price under our Deferred Share Unit plan.

We also designate certain of our financial liabilities as hedges of our Canadian dollar net investments in self-sustaining subsidiaries.

Interest rate hedging
The following table provides details of derivatives designated as cash flow hedges in interest rate hedging relationships outstanding as at March 31, 2011 and December 31, 2010:

	Hedging Item	Notional (Millions)	Rate	Maturity	Fair Value	Hedged Item
March 31, 2011	Interest rate cap	$300	5.0%	2011	nil	Interest payments on LIBOR debt
	Interest rate swap	A$185	5.0%	2012	nil	Interest payments on BBSW/BBSY debt
	Interest rate swap	$99	0.8%	2012	nil	Interest payments on LIBOR debt
	Interest rate swap	$150	1.2%	2013	nil	Interest payments on LIBOR debt
	Interest rate cap	$69	4.5%	2014	nil	Interest payments on LIBOR debt
	Interest rate swap	A$358	5.2%	2014	A$1	Interest payments on BBSY debt
	Interest rate swap	A$145	5.6%	2016	nil	Interest payments on BBSY debt
	Interest rate swap	$25	3.5%	2021	$1	Interest payments on LIBOR debt
December 31, 2010	Interest rate cap	$300	5.0%	2011	nil	Interest payments on LIBOR debt
	Bond forward	C$60	2.5%	2011	(C$2)	Interest payments on forecasted debt
	Interest rate swap	A$126	5.0%	2011	nil	Interest payments on BBSY debt
	Interest rate swap	A$131	5.0%	2012	$1	Interest payments on BBSW/BBSY debt
	Interest rate swap	$100	0.8%	2012	nil	Interest payments on LIBOR debt
	Interest rate swap	$150	1.2%	2013	nil	Interest payments on LIBOR debt
	Interest rate swap	$25	3.5%	2021	nil	Interest payments on LIBOR debt

For the three months ended March 31, 2011, the amount of hedge ineffectiveness recorded in interest expense in connection with our interest rate hedging activities was not significant.

The fair value of interest rate caps is determined based on generally accepted pricing models using quoted market interest rates for the appropriate term. Interest rate swaps are valued at the present value of estimated future cashflows and discounted based on applicable yield curves derived from market interest rates.

Foreign currency hedging
The following table provides details of derivatives designated as net investment hedges in foreign currency hedging relationships outstanding as at March 31, 2011 and December 31, 2010:

(Millions)	Hedging Item	Hedged Currency	Notional	Rate	Fair Value	Maturity	Hedged Item
Mar. 31, 2011	Foreign currency forward	British pounds	GBP£45	GBP£0.62/US$	nil	Jun 2011	GBP denominated net investment
Mar. 31, 2011	Foreign currency forward	Canadian dollar	C$500	C$0.97/US$	($9)	On or before Jun 2011	C$ denominated net investment
Mar. 31, 2011	Foreign currency forward	Australian dollar	A$550	A$0.97/US$	($63)	On or before Jun 2011	A$ denominated net investment
Dec. 31, 2010	Foreign currency forward	British pounds	GBP£45	GBP£0.64/US$	($1)	Mar 2011	GBP denominated net investment
Dec. 31, 2010	Foreign currency forward	Canadian dollar	C$500	C$1.00/US$	($10)	On or before Mar 2011	C$ denominated net investment
Dec. 31, 2010	Foreign currency forward	Australian dollar	A$1,100	A$0.98/US$	($53)	On or before Jun 2011	A$ denominated net investment

In addition, as of March 31, 2011 we had designated C$950 million (December 31, 2010 – C$950 million) of our Canadian dollar financial liabilities as hedges of the net investment in our Canadian operations.

Brookfield Office Properties

Other derivatives
The following table provides details of other derivatives outstanding as at March 31, 2011 and December 31, 2010:

	Derivative Type	Notional (Millions)	Rate	Maturity	Fair Value	Fair Value Gain/Loss	Classification of Gain/Loss
March 31, 2011	Interest rate swap	$500	1.4%	2011	($2)	nil	Fair value gains, net
	Forward rate swaps	A$470	5.7%	2011	(A$1)	nil	Fair value gains, net
	Interest rate swaptions	A$431	5.9%	2011	nil	nil	Fair value gains, net
	Total return swap(1)				($20)	($1)	General and administrative expense
December 31, 2010	Interest rate swap	$500	1.4%	2011	($3)	($6)	Fair value gains, net
	Forward rate swaps	A$470	5.7%	2011	(A$1)	$1	Fair value gains, net
	Interest rate swaptions	A$431	5.9%	2011	nil	$11	Fair value gains, net
	Forward starting swaps	$150	2.8%	2017	nil	nil	Fair value gains, net
	Total return swap(1)				($19)	$6	General and administrative expense

(1)Relates to the total return swap on our share in connection with the Deferred Share Unit Plan

The primary risks associated with our use of derivatives are credit risk and price risk. Credit risk is the risk that losses will be incurred from the default of the counterparty on its contractual obligations. The use of derivative contracts is governed by documented risk management policies and approved limits, which includes an evaluation of the creditworthiness of counterparties, as well as managing the size, diversification and maturity of the portfolio. Price risk is the risk that we will incur losses from derivatives from adverse changes in foreign exchange rates, interest rates or share prices. We mitigate price risk by entering only into derivative transactions where we have determined a significant offset exists between changes in the fair value of, or the cashflows attributable to, the hedged item and the hedging item.

Brookfield Office Properties

PART IV – CRITICAL ACCOUNTING POLICIES AND ESTIMATES

CHANGES IN ACCOUNTING POLICIES
On November 4, 2009, the IASB issued a revised version of IAS 24, “Related Party Disclosures” (“IAS 24”). IAS 24 requires entities to disclose in their financial statements information about transactions with related parties. Generally, two parties are related to each other if one party controls, or significantly influences, the other party. IAS 24 has simplified the definition of a related party and removed certain of the disclosures required by the predecessor standard. The revised standard is effective for annual periods beginning on or after January 1, 2011. The related party disclosures included in these financial statements have been prepared in accordance with the revised standard.

USE OF ESTIMATES
The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.

RELATED PARTY TRANSACTIONS
In the normal course of operations, we enter into various transactions on market terms with related parties which have been measured at exchange value and are recognized in the condensed consolidated financial statements. Transactions with entities under common control that are not in the normal course of operations are measured at their carrying amount.

Included in rental revenues are amounts received from BAM and its affiliates for the rental of office premises of nil for the three months ended March 31, 2011 (2010 - $0.6 million). In addition, we have certain arrangements with BAM and its affiliates to acquire insurance in the normal course of business and at market rates or at cost. The expense for the three months ended March 31, 2011 was nil.

On March 31, 2011, we disposed of our residential development division to BRPI, an entity controlled by BAM.  Refer to Note 11 in the condensed consolidated financial statements for discussion of the disposal transaction. Refer to Note 8 for information on promissory notes receivable from BRPI.

As part of the transaction with BAM through which we obtained an economic interest in 18 properties in Australia owned by another BAM subsidiary, we entered into a subordinated bridge acquisition facility which has a balance of $360 million at March 31, 2011 (December 31, 2010 - $428 million). As of March 31, 2011, we also have variable rate property level debt payable to another BAM subsidiary of $406 million (December 31, 2010 - $401 million) that is due in May 2013. Interest expense associated with these facilities was $11 million for the three months ended March 31, 2011 (2010 – nil).

At March 31, 2011, we had approximately $15 million (December 31, 2010 - $15 million) of indebtedness outstanding to BAM and its affiliates. Additionally, we have a $300 million line from BAM in the form of a two year revolving credit facility that matures in June 2011. The outstanding balance on this facility at March 31, 2011 was nil (December 31, 2010 – nil). Interest expense related to this indebtedness, totaled nil for the three months ended March 31, 2011 compared to nil for the three months ended March 31, 2010.

We also have a loan receivable of $49 million from an entity controlled by BAM that is secured by commercial office property.  The loan is due December 1, 2011. Interest income earned on this loan was nil for the three months ended March 31, 2011 (2010 – nil).

In the first and second quarter of 2010, we entered into two total return swaps with BAM with a cash collateralized notional of $505 million. The value of the swap references the change in value of debt securities secured by a portfolio of commercial properties. The term of the swap is the earlier of 5 years or repayment of underlying securities. In the first quarter of 2011, we invested a further $19 million of collateral in total return swaps with BAM for an additional indirect interest in debt securities with a face principal amount of $24 million bearing interest at LIBOR plus 2.25%. Also in the first quarter of 2011, we received proceeds of $51 million on repayment of a portion of the debt, with a carrying amount of $47 million, underlying the existing cash collateralized total return swap. In the three months ended March 31, 2011, we recognized interest income of $18 million relating to the total return swaps with BAM.

Brookfield Office Properties

DIVIDENDS
Dividends paid by Brookfield Office Properties during the three months ended March 31, 2011 and the year ended December 31, 2010 are as follows:

		Three months ended	Year ended
	Currency	Mar. 31, 2011	Dec. 31, 2010
Common shares	US$	$0.1400	$0.5600
Class A preferred shares	C$	0.0208	0.0833
Class AA Series E preferred shares	C$	0.1313	0.4414
Class AAA Series E preferred shares	C$	0.1295	0.4536
Class AAA Series F preferred shares	C$	0.3750	1.5000
Class AAA Series G preferred shares	US$	0.3281	1.3125
Class AAA Series H preferred shares	C$	0.3594	1.4375
Class AAA Series I preferred shares	C$	0.2897	1.3000
Class AAA Series J preferred shares	C$	0.3125	1.2500
Class AAA Series K preferred shares	C$	0.3250	1.3000
Class AAA Series L preferred shares	C$	0.4219	1.6875
Class AAA Series N preferred shares	C$	0.3844	1.4480
Class AAA Series P preferred shares	C$	0.3219	0.2504

Brookfield Office Properties

Condensed Consolidated Balance Sheets

Unaudited
(US Millions)	Note	Mar. 31, 2011	Dec. 31, 2010
Assets
Non-current assets
Investment properties
Commercial properties	3	$13,076	$12,742
Commercial developments	3	1,160	1,050
Equity accounted investments and participating loan interests
Investment in U.S. Office Fund	4	1,374	1,285
Other jointly controlled entities	5	1,256	1,243
Investments in associates	6	18	18
Participating loan interests	7	428	411
Other non-current financial assets	8	1,477	1,022
		18,789	17,771
Current assets
Receivables and other assets	9	576	574
Other current financial assets	10	515	―
Restricted cash and deposits		23	42
Cash and cash equivalents		177	142
		1,291	758
Assets held for sale	11	330	1,891
Total assets		$20,410	$20,420

Liabilities Non-current liabilities
Commercial property debt	12	$5,703	$5,339
Capital securities – corporate	13	1,044	1,038
Other non-current financial liabilities	14	107	105
Other non-current liabilities		172	172
Deferred tax liabilities	16	406	366
		7,432	7,020
Current liabilities
Commercial property debt	12	1,802	1,922
Accounts payable and accrued liabilities	15	637	659
		2,439	2,581
Liabilities associated with assets held for sale	11	174	749
Total liabilities		10,045	10,350

Equity
Preferred equity	17	848	848
Common equity	17	8,066	7,883
Total shareholders’ equity		8,914	8,731
Non-controlling interests	17	1,451	1,339
Total equity		10,365	10,070
Total liabilities and equity		$20,410	$20,420
See accompanying notes to the condensed consolidated financial statements

Brookfield Office Properties

Condensed Consolidated Statements of Income

Unaudited	Three months ended March 31
(US Millions, except per share amounts)	Note	2011	2010
Revenue	18	$380	$299
Net operating income
Commercial property operations	18	216	171
Interest and other income	18	27	15
		243	186
Expenses
Interest
Commercial property debt		101	71
Capital securities – corporate		15	14
General and administrative		35	28
Depreciation		2	2
Income from continuing operations before fair value gains, share of net earnings from equity accounted investments and income taxes		90	71
Fair value gains, net	19	130	66
Share of net earnings from equity accounted investments	20	118	150
Income from continuing operations before income taxes		338	287
Income tax expense	16	33	29
Income from continuing operations		305	258
Income from discontinued operations	11	26	17
Net income		$331	$275

Net income attributable to
Common shareholders		$306	$250
Non-controlling interests		25	25
		$331	$275
Net income per share attributable to common shareholders - basic
Continuing operations		$0.53	$0.44
Discontinued operations		0.05	0.04
		$0.58	$0.48
Net income per share attributable to common shareholders - diluted
Continuing operations		$0.49	$0.41
Discontinued operations		0.05	0.03
		$0.54	$0.44
See accompanying notes to the condensed consolidated financial statements

Brookfield Office Properties

Condensed Consolidated Statements of Comprehensive Income

Unaudited	Three months ended March 31
(US Millions)	2011	2010
Net income	$331	$275
Foreign currency translation
Unrealized foreign currency translation gains in respect of foreign operations	101	92
Losses on hedges of net investments in foreign operations, net of income taxes of $10 million (2010 – $2 million)	(55)	(21)
Reclassification of net foreign exchange gains on disposition of residential development segment	(29)	—
	17	71
Derivatives designated as cash flow hedges
Gains on derivatives designated as cash flow hedges, net of income taxes of nil (2010 – nil)	2	1
Reclassification to earnings of gains on derivatives designated as cash flow hedges, net of income taxes of nil (2010 – nil)	—	—
	2	1
Other comprehensive income	19	72
Comprehensive income	$350	$347

Comprehensive income attributable to
Common shareholders	$305	$306
Non-controlling interests	45	41
	$350	$347
See accompanying notes to the condensed consolidated financial statements

Brookfield Office Properties

Condensed Consolidated Statements of Changes in Equity

Unaudited	Three months ended March 31
(US Millions)	Note	2011	2010
Preferred equity
Balance, beginning of period		$848	$304
Proceeds from shares issued on share offering		—	257
Balance, end of period	17	$848	$561

Common equity
Common shares
Balance, beginning of period		$3,316	$3,303
Dividend reinvestment		1	1
Proceeds from shares issued on exercise of options		1	1
Balance, end of period		3,318	3,305
Contributed surplus
Balance, beginning of period		25	10
Non-controlling interests repurchased		—	9
Excess of net assets over proceeds on disposition of residential development segment		z (9)	―
Stock-based compensation awards		1	1
Balance, end of period		17	20
Retained earnings
Balance, beginning of period		4,216	3,076
Net income attributable to common shareholders		306	250
Shareholder distributions
Preferred share dividends		(14)	(9)
Common share dividends		(70)	(71)
Excess of net assets over proceeds on disposition of residential development segment		(25)	―
Loss on issuance of non-controlling interests		(7)	―
Balance, end of period		4,406	3,246
Accumulated other comprehensive income
Balance, beginning of period		326	180
Other comprehensive income (loss) attributable to common shareholders		(1)	56
Balance, end of period	17	325	236
Total common equity		$8,066	$6,807

Total shareholders’ equity		$8,914	$7,368

Non-controlling interests
Balance, beginning of period		$1,339	$832
Net income attributable to non-controlling interests		25	25
Other comprehensive income attributable to non-controlling interests		20	16
Non-controlling interests issued		67	―
Non-controlling interests repurchased		—	(9)
Balance, end of period	17	$1,451	$864

Total equity		$10,365	$8,232
See accompanying notes to the condensed consolidated financial statements

Brookfield Office Properties

Condensed Consolidated Statements of Cashflow

Unaudited	Three months ended March 31
(US Millions)	Note	2011	2010
Operating activities
Net income		$331	$275
Share of undistributed net earnings from equity accounted investments		(118)	(150)
Fair value gains, net		(141)	(63)
Deferred income tax expense		27	22
Accretion of discount on loan receivable		(10)	―
Depreciation		3	3
Accretion of debt discount and transaction costs		3	2
Stock option and deferred share units grant expense	21	1	1
Initial direct leasing costs		(1)	(1)
Decrease in housing and land inventory		5	4
Working capital and other		(83)	(47)
		17	46
Financing activities
Commercial property debt arranged		425	2
Commercial property debt repayments		(216)	(29)
Corporate credit facilities arranged		36	―
Corporate credit facilities repayments		(68)	―
Land development debt arranged		1	188
Land development debt repayments		(10)	(10)
Non-controlling interests issued		60	―
Distributions to non-controlling interests		―	(1)
Capital Securities redeemed		(21)	―
Common shares issued		1	―
Preferred shares issued		―	257
Preferred share dividends		(14)	(9)
Common share dividends		(70)	(71)
		124	327
Investing activities
Purchase of financial assets		―	(436)
Proceeds from sale of financial assets		―	95
Distributions from equity accounted investments		16	―
Investment in real estate joint ventures		―	(68)
Loans receivable from affiliate		―	74
Loans receivable arranged		―	―
Acquisitions of real estate		(25)	―
Disposition of real estate		―	―
Restricted cash and deposits		5	―
Capital expenditures – development and redevelopment		(72)	(2)
Capital expenditures – commercial properties		(30)	(24)
		(106)	(361)
Increase in cash and cash equivalents		35	12
Cash and cash equivalents, beginning of period		142	104
Cash and cash equivalents, end of period		$177	$116
See accompanying notes to the condensed consolidated financial statements

Brookfield Office Properties

Notes to the Condensed Consolidated Financial Statements

NOTE 1: NATURE AND DESCRIPTION OF THE COMPANY
Brookfield Office Properties Inc. (“Brookfield” or “the company”) is incorporated under the laws of Canada. The company owns, develops and operates commercial office properties in select cities in North America and Australia. The company is a subsidiary of Brookfield Asset Management Inc. (“BAM”) which owns 51% of the company’s voting shares. The common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “BPO”. The registered office of the company is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3 and it operates head offices at Three World Financial Center in New York, New York and Brookfield Place in Toronto, Ontario.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation
These condensed consolidated interim financial statements have been prepared in accordance with IAS 34, “Interim Financial Reporting” (“IAS 34”) as issued by the International Financial Accounting Standards Board (“IASB”). Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the IASB, have been omitted or condensed.

The interim financial statements have been prepared using the same accounting policies and methods as those used in the consolidated financial statements for the year ended December 31, 2010, except for the impact of the adoption of the accounting standard described below. The financial statements have been presented in U.S. dollars rounded to the nearest million unless otherwise indicated.

These interim financial statements should be read in conjunction with the company’s consolidated financial statements for the year ended December 31, 2010.

(b)	Adoption of accounting standard
On November 4, 2009, the IASB issued a revised version of IAS 24, “Related Party Disclosures” (“IAS 24”). IAS 24 requires entities to disclose in their financial statements information about transactions with related parties. Generally, two parties are related to each other if one party controls, or significantly influences, the other party. IAS 24 has simplified the definition of a related party and removed certain of the disclosures required by the predecessor standard. The revised standard is effective for annual periods beginning on or after January 1, 2011. The related party disclosures included in these financial statements have been prepared in accordance with the revised standard.

(c)	Estimates
The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the company’s accounting policies. The critical accounting estimates and judgments have been set out in Note 2 to the company’s consolidated financial statements for the year ended December 31, 2010.

NOTE 3: INVESTMENT PROPERTIES

	Mar. 31, 2011		Dec. 31, 2010
(Millions)	Commercial properties	Commercial developments	Commercial properties	Commercial developments
Balance at beginning of period	$12,742	$1,050	$9,524	$469
Additions
Property acquisitions and investments	—	25	2,134	492
Capital expenditures	27	83	75	109
Initial direct leasing costs	7	—	17	—
Dispositions and reclassification to assets held for sale	—	—	(41)	—
Fair value gains (losses)	157	(9)	703	(57)
Foreign currency translation	137	10	304	37
Other changes	6	1	26	—
Balance at end of period	$13,076	$1,160	$12,742	$1,050

The company determines the fair value of each commercial property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at the applicable balance sheet dates, less future cash outflows in respect of such leases. Fair values were primarily determined by discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows. Commercial developments under active development are also measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. Development sites in the planning phases are measured using comparable market values for similar assets. In accordance with its policy, the company measures its commercial properties and commercial developments using valuations prepared by management. In connection with determining these values, the company obtains valuations of selected investment properties prepared by qualified external valuation professionals and considers the results of such valuations in arriving at its own conclusions on values.

Brookfield Office Properties

The key valuation metrics for commercial properties, including properties accounted for under the equity method, are set out in the following tables:

Mar. 31, 2011				Dec. 31, 2010
	Maximum	Minimum	Weighted Average	Maximum	Minimum	Weighted Average
United States
Discount rate	12.25%	6.25%	7.70%	12.25%	6.25%	7.77%
Terminal cap rate	10.00%	5.75%	6.40%	10.00%	5.75%	6.41%
Investment horizon (yrs)	25	2	11	25	2	11
Canada
Discount rate	8.25%	6.50%	6.88%	8.25%	6.75%	7.08%
Terminal cap rate	7.50%	6.00%	6.30%	7.50%	6.25%	6.46%
Investment horizon (yrs)	15	10	11	15	10	11
Australia
Discount rate	10.00%	8.75%	9.02%	10.50%	9.00%	9.08%
Terminal cap rate	9.00%	7.00%	7.31%	9.50%	7.00%	7.37%
Investment horizon (yrs)	10	10	10	10	10	10

During the three months ended March 31, 2011, the company capitalized a total of $83 million (2010 - $6 million) of costs related to commercial developments. Included in this amount is $63 million (2010 - nil) of construction and related costs and $20 million (2010 - $6 million) of capitalized borrowing costs. The weighted average capitalization rate used for capitalization of borrowing costs to commercial developments is 6.95% (2010 – 5.44%).

NOTE 4: INVESTMENT IN U.S. OFFICE FUND
Summarized financial information in respect of the venture is set out below:

(Millions)	Mar. 31, 2011	Dec. 31, 2010
Non-current assets
Commercial properties	$7,651	$7,500
Commercial developments	44	44
Current assets	193	258
Total assets	7,888	7,802
Non-current liabilities
Commercial property debt	5,463	5,516
Current liabilities	250	288
Total liabilities	5,713	5,804
Net assets	$2,175	$1,998
Company’s share of net assets(1)	$1,374	$1,285

(1)	Includes $44 million at March 31, 2011 (December 31, 2010 - $63 million) representing the excess of the company’s carrying amount over its share of the net assets of the venture

	Three months ended March 31
(Millions)	2011	2010
Revenue	$204	$211
Expenses	(146)	(146)
Earnings before fair value gains	58	65
Fair value gains	120	120
Net earnings	$178	$185
Company’s share of net earnings(1)	$92	$103

(1)
Net of $19 million for the three months ended March 31, 2011 (2010 – $18 million) representing the amortization of the excess of the company’s carrying amount over its share of the net assets of the venture

Brookfield Office Properties

NOTE 5: INVESTMENT IN OTHER JOINTLY CONTROLLED ENTITIES
Summarized financial information in respect of the company’s interests in jointly controlled entities is as follows:

(Millions)	Mar. 31, 2011	Dec. 31, 2010
Non-current assets
Commercial properties	$3,929	$3,887
Commercial developments	185	163
Current assets	136	133
Total assets	4,250	4,183
Non-current liabilities
Commercial property debt	1,223	1,228
Other non-current liabilities	338	325
Current liabilities	181	146
Total liabilities	1,742	1,699
Net assets	$2,508	$2,484
Company’s share of net assets	$1,256	$1,243

	Three months ended March 31
(Millions)	2011	2010
Revenue	$124	$108
Expenses	(66)	(68)
Earnings before fair value gains (losses)	58	40
Fair value gains (losses)	(12)	56
Net earnings	$46	$96
Company’s share of net earnings	$25	$46

NOTE 6: INVESTMENTS IN ASSOCIATES
Summarized financial information in respect of the company’s associates is set out below:

(Millions)	Mar. 31, 2011	Dec. 31, 2010
Total assets	$146	$140
Total liabilities	95	93
Net assets	$51	$47
Company’s share of net assets	$18	$18

	Three months ended March 31
(Millions)	2011	2010
Revenue	$135	$130
Expenses	(132)	(127)
Earnings before fair value gains	3	3
Fair value gains	―	―
Net earnings	$3	$3
Company’s share of net earnings	$1	$1

NOTE 7: PARTICIPATING LOAN INTERESTS
Participating loan interests represent interests in certain properties in Australia that do not provide the company with control over the entity that owns the underlying property and are accounted for as loans and receivables. The instruments, which are receivable from a wholly-owned subsidiary of BAM, have a contractual maturity date of September 27, 2015, subject to the company’s prior right to convert into direct ownership interests in the underlying commercial properties, and have a contractual interest rate that varies with the results of operations of those properties.

The outstanding principal of the participating loan interests relates to the following commercial properties:

(Millions)
Name of Property	Participation Interest	Mar. 31, 2011	Dec. 31, 2010
Darling Park Complex (Sydney, Australia)	30%	$175	$168
IAG House (Sydney, Australia)	50%	99	92
NAB House (Sydney, Australia)	25%	52	49
Bourke Place Trust (Melbourne, Australia)	43%	102	102
Total		$428	$411

Included in the balance of participating loan interests is an embedded derivative representing the company’s right to participate in the changes in the fair value of the referenced properties. The embedded derivative is measured at fair value with changes in fair value reported in earnings as fair value gains (losses). The carrying value of the embedded derivative at March 31, 2011 is $27 million (December 31, 2010 - $19 million).

Brookfield Office Properties

Summarized financial information in respect of the properties underlying the participating loan interests is set out below:

(Millions)	Mar. 31, 2011	Dec. 31, 2010
Non-current assets	$2,395	$2,343
Current assets	103	88
Total assets	2,498	2,431

Non-current liabilities	1,307	1,296
Current liabilities	47	40
Total liabilities	1,354	1,336
Net assets	$1,144	$1,095

	Three months ended March 31
(Millions)	2011	2010
Revenue	$54	$	―
Expenses	(42)		―
Earnings before fair value gains	12		―
Fair value gains	23		―
Net earnings	$35	$	―

NOTE 8: OTHER NON-CURRENT FINANCIAL ASSETS
The components of other non-current financial assets are as follows:

(Millions)	Mar. 31, 2011	Dec. 31, 2010
Equity securities designated as AFS	$105	$106
US Office Fund option	289	310
Brookfield Residential promissory notes	495	―
Loans receivable	588	606
	$1,477	$1,022

(a)	Brookfield Residential promissory notes
On March 31, 2011, the company received unsecured promissory notes of C$480 million as partial proceeds for the disposition of its residential development segment to Brookfield Residential Properties Inc. (“BRPI”), a subsidiary of BAM (refer to Note 11). The loans receivable consist of an unsecured senior promissory note of C$265 million bearing interest at 6.5% due December 31, 2015 and an unsecured subordinated promissory note of C$215 million bearing interest at 8.5% due December 31, 2020. The principal of the senior note will be repaid through scheduled annual repayments of $50 million and mandatory prepayments in the amount of 50% of the proceeds of any issuance of equity interests in BRPI to third parties, with the remaining principal due on maturity. The principal of the subordinated promissory note is also subject to mandatory prepayments of up to $100 million semi-annually, out of excess cash flows of BRPI following the maturity of the senior promissory notes, and of up to 50% of the proceeds of any issuance of equity interests in BRPI to third parties, subject first to the mandatory prepayment of senior promissory notes resulting from such equity issuance.

The company has entered into an agreement with its parent company, BAM, under which it has the right to put the BRPI subordinated promissory note to BAM for cash proceeds equal to the outstanding principal amount on March 31, 2016 and annually on each March 31 thereafter until the maturity of the note or, at any time, upon occurrence of an event of default by BRPI. In exchange for this put option, the company has agreed to pay to BAM an annual fee of 2% of the outstanding principal of the note, calculated daily. This agreement is a derivative financial instrument that is measured at its fair value with changes in value recorded in fair value gains, net in the period in which they occur. At March 31, 2011, the fair value of this derivative is nil.

(b)	Loans receivable
At March 31, 2011, loans receivable includes $485 million (December 31, 2010 - $504 million) representing the company’s indirect interest, through cash collateralized total return swaps entered into with BAM, in debt securities secured by a portfolio of commercial properties. In the first quarter of 2011, the company invested a further $19 million of collateral in total return swaps with BAM for an additional indirect interest in debt securities with a face principal amount of $24 million bearing interest at LIBOR plus 2.25%. Also in the first quarter of 2011, the company received proceeds of $51 million on repayment of a portion of debt, with a carrying amount of $47 million, underlying the existing cash collateralized total return swap. In the three months ended March 31, 2011, the company recognized interest income of $18 million relating to the total return swaps with BAM.

Loans receivable also includes a $103 million (December 31, 2010 - $102 million) receivable from BAM upon the earlier of the company’s exercise of its option to convert its participating loan interests into direct ownership of the Australian portfolio or the maturity of the participating loan notes.

Brookfield Office Properties

NOTE 9: RECEIVABLES AND OTHER ASSETS
The components of receivables and other assets are as follows:

(Millions)	Mar. 31, 2011	Dec. 31, 2010
Accounts receivable	$208	$201
Loan receivable from affiliate(1)	49	49
Equity installment receivable	117	115
Prepaid expenses and other assets	202	209
Total	$576	$574

(1)	See Note 24 for related party disclosures

NOTE 10: OTHER CURRENT FINANCIAL ASSETS
On March 31, 2011, the company received 51,500,000 common shares of BRPI as partial proceeds for the disposition of its residential development segment to BRPI (refer to Note 11). Under the terms of an agreement with BAM, the company has committed to offer these shares in BRPI for sale to its common shareholders pursuant to a rights offering initiated within 30 days of completion of the disposition of the residential development segment. Further, the company has agreed to sell, and BAM has agreed to purchase, all shares not purchased through the rights offering. The company’s gross proceeds from the sale of its shares through the rights offering and, as necessary, directly to BAM, will be $515 million.

As at March 31, 2011, the company holds a 50.7% interest in the outstanding shares of BRPI. The company does not consolidate or equity account its interest in BRPI as, under the terms of agreements with BAM, it does not have the ability to direct or influence the financial and operating decisions of the entity during the period up to completion of the rights offering in respect of such shares. The company has presented its investment in common shares of BRPI at the amount to be realized through sale as its investment in BRPI shares and corresponding obligation to sell those shares will be settled on a net basis.

NOTE 11: ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS
On March 31, 2011, the company disposed of its residential development segment in a transaction with BRPI, an entity controlled by BAM, for proceeds in the form of 51,500,000 common shares of BRPI (refer to Note 10) and promissory notes of $495 million (refer to Note 8). The excess of the carrying amount of the net assets transferred to BRPI over the proceeds was recognized directly in equity through a reduction of contributed surplus of $9 million and a charge to retained earnings of $25 million in accordance with the company’s accounting policy for common control transactions. The charge to retained earnings is net of the reclassification of the cumulative gain on translation of the company’s foreign operations within the residential development segment of $29 million.

As of January 1, 2009, the four properties that comprise the company’s Minneapolis portfolio being RBC Plaza, 33 South Sixth Street, and Gaviidae I and II, were classified as held for sale as the company intends to exit this market through sale of the properties. These properties are part of the company’s U.S. Commercial business segment.

(Millions)	Mar. 31, 2011	Dec. 31, 2010
Assets
Commercial properties	$328	$316
Residential development properties	―	1,244
Residential receivables and other assets	―	328
Receivables and other	2	3
Assets held for sale	330	1,891

Liabilities
Commercial property debt	165	165
Residential development debt	―	489
Residential payables and accrued liabilities	―	86
Accounts payable and other liabilities	9	9
Liabilities related to assets held for sale	$174	$749

Brookfield Office Properties

The following table summarizes the income and cash flows from discontinued operations:

	Three months ended March 31
(Millions)	2011	2010
Commercial revenue	$13	$14
Commercial operating expenses	(7)	(7)
	6	7
Residential revenue	83	90
Residential operating expenses	(70)	(75)
	13	15
Interest and other income	1	3
Interest expense	(2)	(3)
Depreciation and amortization	(1)	(1)
Income from discontinued operations before fair value gains and income taxes	17	21
Fair value gains	12	―
Income tax expense	(3)	(4)
Income from discontinued operations attributable to common shareholders	$26	$17
Income from discontinued operations attributable to common shareholders per share – basic	$0.05	$0.04
Income from discontinued operations attributable to common shareholders per share – diluted	$0.05	$0.03
Cash flows used in operating activities	$4	$3
Cash flows from investing activities	―	1
Cash flows used in financing activities	(1)	(4)

NOTE 12: COMMERCIAL PROPERTY DEBT

	Mar. 31, 2011		Dec. 31, 2010
(Millions)	Weighted Average Rate	Debt Balance	Weighted Average Rate	Debt Balance
Unsecured Corporate Facilities
Corporate revolving facility	2.34%	$32	—	$—
Bridge facility(1)	3.26%	360	3.26%	428
Australian property loans(1)	8.27%	406	8.22%	401

Secured Commercial Property Debt
Fixed rate	6.33%	4,597	6.36%	4,514
Variable rate	5.03%	2,275	5.00%	2,083
	5.89%	$7,670	5.90%	$7,426

Current		$1,802		$1,922
Non-current		5,703		5,339
Associated with assets held for sale		165		165
		$7,670		$7,426

(1)	See Note 24 for related party disclosures

Commercial property debt includes $1,726 million (December 31, 2010 - $1,669 million) repayable in Canadian dollars of C$1,675 million (December 31, 2010 - C$1,667 million), all of which is payable by subsidiaries whose functional currency is the Canadian dollar. Commercial property debt also includes $1,461 million (December 31, 2010 - $1,368 million) repayable in Australian dollars of A$1,414 million (December 31, 2010 - A$1,337 million), all of which is payable by subsidiaries whose functional currency is the Australian dollar.

Included in commercial property debt is an embedded derivative representing a lender’s right to participate in the appreciation in value of a notional 25% equity interest in the commercial property secured by its mortgage that can be settled, at the company’s option, in cash or equity in the underlying property on maturity of the debt in 2014. The embedded derivative is measured at FVTPL with changes in fair value reported in earnings as fair value gains (losses). The carrying amount of the embedded derivative at March 31, 2011 is $54 million (December 31, 2010 - $54 million).

Brookfield Office Properties

NOTE 13: CAPITAL SECURITIES - CORPORATE
The company has the following capital securities outstanding:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	Mar. 31, 2011(1)		Dec. 31, 2010
Class AAA Series E(2)	8,000,000	70% of bank prime	$	―	$	―
Class AAA Series F	8,000,000	6.00%		206		200
Class AAA Series G	4,400,000	5.25%		110		110
Class AAA Series H	8,000,000	5.75%		206		200
Class AAA Series I	6,300,966	5.20%		162		179
Class AAA Series J	8,000,000	5.00%		206		200
Class AAA Series K	6,000,000	5.20%		154		149
Total				$1,044		$1,038

(1)
Net of transaction costs of $1 million at March 31, 2011 (December 31, 2010 - $2 million) which are amortized to interest expense over the life of the securities following the effective interest method

(2)	Owned by BAM; balance has been offset with a promissory note receivable from BAM – refer to Note 24

Capital securities – corporate includes $934 million (December 31, 2010 – $928 million) repayable in Canadian dollars of C$907 million (December 31, 2010 – C$926 million).

Cumulative preferred dividends are payable quarterly, when declared by the Board of Directors, on the last day of March, June, September and December.

NOTE 14: OTHER NON-CURRENT FINANCIAL LIABILITIES
The components of non-current financial liabilities are as follows:

(Millions)	Mar. 31, 2011	Dec. 31, 2010
Loan payable	$92	$93
U.S. Office Fund true-up consideration payable	15	12
Total	$107	$105

NOTE 15: ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Accounts payable and accrued liabilities total $637 million at March 31, 2011 (December 31, 2010 - $659 million).  Included in accounts payable and accrued liabilities are derivative liabilities with a carrying amount of $72 million (2010 - $63 million). Refer to Note 23.

NOTE 16: INCOME TAXES
The sources of deferred tax balances and movements are as follows:

		Recognized in
(Millions)	Dec 31, 2010	Income	Equity	OCI	Mar. 31, 2011
Deferred tax assets related to non-capital losses and capital losses	$204	$7	$(18)	$15	$208
Deferred tax liabilities related to difference in tax and book basis, net	(570)	(31)	―	(13)	(614)
Net deferred tax liabilities	$(366)	$(24)	$(18)	$2	$(406)

The company and its Canadian subsidiaries have deferred tax assets of $41 million (December 31, 2010 - $35 million) that relate to non-capital losses which expire over the next 20 years and $131 million (December 31, 2010 - $132 million) that relate to capital losses which have no expiry. The company’s U.S. subsidiaries have deferred tax assets of $36 million (December 31, 2010 - $37 million) that relate to net operating losses which expire over the next 20 years.

The major components of income tax expense (benefit) include the following:

	Three months ended March 31
(Millions)	2011	2010
Current tax expense	$9	$13
Deferred tax expense	24	16
Total income tax expense	$33	$29

Brookfield Office Properties

	Three months ended March 31
(Millions)	2011	2010
Income tax expense at the Canadian federal and provincial income tax rate of 28.3% (2010 – 31.0%)	$96	$89
Increase (decrease) in income tax expense due to the following:
Non-deductible preferred share dividends	4	5
Lower income tax rates in other jurisdictions	(49)	(51)
Tax asset previously not recognized	(12)	—
Foreign exchange gains and losses	―	(3)
Non-controlling interests in income of flow-through entities	(7)	(8)
Other	1	(3)
Total	$33	$29

In connection with the disposition of the residential development segment in the first quarter of 2011, the company recognized $12 million of previously unrecognized deferred tax assets associated with net capital losses.

The applicable tax rate is the aggregate of the Canadian Federal income tax rate of 16.5% (2010 – 18.0%) and the Provincial income tax rate of 11.8% (2010 – 13.0%).

NOTE 17: EQUITY
(a)	Common shares
The authorized common share capital consists of an unlimited number of common voting shares. Common shares issued and outstanding changed as follows:

	Mar. 31, 2011	Dec. 31, 2010
Common shares outstanding, beginning of period	502,709,930	501,298,940
Shares issued as a result of exercise of options	153,821	1,226,973
Dividend reinvestment	58,447	184,017
Common shares outstanding, end of period	502,922,198	502,709,930

Total dividends in the period were $70 million or $0.14 per share. On May 4, 2011, the company declared common share dividends of $0.14 per share to be paid in the second quarter of 2011.

(b)	Accumulated other comprehensive income
As of March 31, 2011 and December 31, 2010, accumulated other comprehensive income (loss) consists of the following amounts:

(Millions)	Mar. 31, 2011	Dec. 31, 2010
Foreign currency translation gains on investments in subsidiaries, net of related hedging activities, net of taxes of $33 million (December 31, 2010 – $23 million)	$333	$336
Losses on derivatives designated as cash flow hedges, net of taxes of $1 million (December 31, 2010 - $1 million)(1)	(8)	(10)
Accumulated other comprehensive income	$325	$326

(1)	Includes losses of $1 million (December 31, 2010 - $1 million) which will be reclassified to interest expense over the next 12 months

On March 31, 2011, $29 million of accumulated other comprehensive income representing the cumulative gain on translation of the company’s foreign operations within the residential development segment were reclassified from accumulated other comprehensive income to retained earnings upon disposition of the segment consistent with the company’s policy for common control transactions. The charge to retained earnings presented as excess of net assets over proceeds on disposition of residential segment is presented net of this amount.
(c)

Brookfield Office Properties

Earnings per share
Net income per share and weighted average common shares outstanding are calculated as follows:

	Three months ended March 31
(Millions)	2011	2010
Net income from continuing operations	$305	$258
Non-controlling interests	(25)	(25)
Preferred share dividends	(14)	(9)
Net income from continuing operations available to common shareholders – basic	266	224
Dilutive effect of conversion of capital securities – corporate	15	14
Net income from continuing operations available to common shareholders – diluted	$281	$238

Net income attributable to common shareholders	$306	$250
Preferred share dividends	(14)	(9)
Net income available to common shareholders – basic	292	241
Dilutive effect of conversion of capital securities – corporate	15	14
Net income available to common shareholders – diluted	$307	$255

Weighted average shares outstanding – basic	502.7	501.4
Unexercised dilutive options	5.5	4.0
Conversion of capital securities – corporate	65.6	76.6
Weighted average shares outstanding – diluted(1)	573.8	582.0
(1)	The calculation of diluted per share amounts in 2011 excludes options for 12 million shares as their inclusion would be anti-dilutive

(d)	Preferred equity
The company has the following preferred shares authorized and outstanding included in equity:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	Mar. 31, 2011	Dec. 31, 2010
Class A redeemable voting	14,202,000	7.50%	$11	$11
Class AA Series E	2,000,000	70% of bank prime	34	34
Class AAA Series L	11,500,000	6.75%	259	259
Class AAA Series N	11,000,000	6.15%	257	257
Class AAA Series P	12,000,000	5.15%	287	287
Total			$848	$848

Cumulative preferred dividends are payable quarterly, as and when declared by the Board of Directors, on the last day of March, June, September and December. During the three months ended March 31, 2011, the company paid preferred dividends of $14 million as compared with $9 million during the same period in 2010.

(e)	Non-controlling interests
Non-controlling interests consist of the following:

(Millions)	Mar. 31, 2011	Dec. 31, 2010
Preferred equity – subsidiaries	$393	$382
Other non-controlling interests	1,058	957
Total	$1,451	$1,339

Preferred equity - subsidiaries
Subsidiaries’ preferred shares outstanding total $393 million (December 31, 2010 - $382 million) as follows:

	Shares	Preferred	Cumulative
(Millions, except share information)	Outstanding	Shares Series	Dividend Rate	Mar. 31, 2011	Dec. 31, 2010
BPO Properties	1,805,489	Series G	70% of bank prime	$46	$45
	3,816,527	Series J	70% of bank prime	98	96
	300	Series K	30-day BA + 0.4%	155	150
	2,847,711	Series M	70% of bank prime	73	71
	800,000	Series N	30-day BA + 0.4%	21	20
Total				$393	$382

Brookfield Office Properties

Other non-controlling interests
Other non-controlling interests include the amounts of common equity related to other non-controlling shareholders’ interests in property ownership entities and residential development operations which are consolidated in the company’s accounts. The balances are as follows:

(Millions)	Others’ Equity Ownership	Mar. 31, 2011	Dec. 31, 2010
Units of Brookfield Office Properties Canada(1)	16.7%	$487	$471
Limited partnership units of Brookfield Financial Properties LP	0.6%	33	32
Units of Brookfield Prime Property Fund(2)	31.6%	81	79
Member interest in Brookfield Heritage Partners LLC(3)	49.0%	67	—
		668	582
Non-controlling interests – fund subsidiaries(4)		390	375
Total		$1,058	$957

(1) Canadian dollar denominated
(2) Australian dollar denominated
(3) During the first quarter of 2011, Brookfield disposed of 49% of its interest in Heritage Plaza in Houston
(4) Represents equity contributions by investors in the Brookfield led consortium to subsidiaries of the company that hold the direct investment in the U.S. Office Fund

In the first quarter of 2011, a subsidiary through which the company holds its investment in Heritage Plaza in Houston, Brookfield Heritage Partners LLC (“Brookfield Heritage”), issued a 49% equity interest to a group of funds managed by a subsidiary of BAM for proceeds of $60 million. As the transaction did not result in a loss of control of Brookfield Heritage, the $7 million difference between the proceeds received and the fair value of the non-controlling interest issued has been recorded as a charge to retained earnings.

NOTE 18: REVENUE AND NET OPERATING INCOME
(a)	Revenue
The components of revenue are as follows:

	Three months ended March 31
(Millions)	2011	2010
Revenue from commercial property operations	$353	$291
Interest and other income(1)	27	8
Total	$380	$299

(1)	Excludes foreign exchange gains and losses associated with translation of the company’s net foreign currency denominated monetary assets

(b)	Commercial property operations
The company’s commercial property net operating income from continuing operations is as follows:

	Three months ended March 31
(Millions)	2011	2010
Revenue	$353	$291
Property operating costs	(137)	(120)
Commercial property net operating income	$216	$171

(c)	Interest and other income
The components of interest and other income are as follows:

	Three months ended March 31
(Millions)	2011	2010
Interest income on loans receivable from BAM(1)	$18	$1
Interest income on participating loan interests	4	—
Foreign exchange gains	—	7
Other interest income	3	7
Other income	2	—
Total	$27	$15

(1)	Consists primarily of interest earned on cash collateralized total return swaps with BAM. Refer to Note 8(b)

Brookfield Office Properties

NOTE 19: FAIR VALUE GAINS, NET
The components of fair value gains, net are as follows:

	Three months ended March 31
(Millions)	2011	2010
Investment properties
Commercial properties	$157	$74
Development properties	(9)	(32)
	148	42
Financial instruments
Participating loan interests	8	―
Loans receivable	―	21
U.S. Office Fund option and true-up liability	(24)	3
Other financial instruments designated as FVTPL	(2)	―
	(18)	24
Total	$130	$66

NOTE 20: SHARE OF NET EARNINGS OF EQUITY ACCOUNTED INVESTMENTS
The components of net earnings of equity accounted investments are as follows:

	Three months ended March 31
(Millions)	2011	2010
U.S. Office Fund	$92	$103
Other jointly controlled entities	25	46
Associates	1	1
Total	$118	$150

NOTE 21: STOCK-BASED COMPENSATION
Options issued under the company’s Share Option Plan vest proportionately over five years and expire ten years after the grant date.

During 2011, the company granted 1,971,000 stock options (2010 - 3,282,000), under the Share Option Plan with a weighted average exercise price of $17.35 per share (2010 - $13.03 per share), which was equal to the five-day volume weighted average price of a share on the Toronto Stock Exchange or the New York Stock Exchange, as applicable, for the five business days preceding the effective grant date of February 10, 2011. At the grant date, the options each had a weighted average fair value of $2.73 (2010 - $1.68) determined using the Black-Scholes model of valuation, assuming a 7.5-year term, 30% volatility (2010 - 30%), a weighted average dividend yield of 5.0% (2010 – 5.0%) and a risk free interest rate of 2.65% (2010 – 2.50%). The resulting total compensation of $5 million is charged to expense over the vesting period of the options granted. A corresponding amount is initially recorded in contributed surplus and subsequently reclassified to share capital when options are exercised. Any consideration paid upon exercise of options is credited directly to common shares.

At March 31, 2011, the company had a total of 1,242,217 deferred share units outstanding (December 31, 2010 – 1,226,942) of which 1,242,217 were vested (December 31, 2010 – 1,226,942).

Employee compensation expense related to the stock option and the deferred share unit plans for the three months ended March 31, 2011 was $1 million (2010 - $1 million).

NOTE 22: GUARANTEES, CONTINGENCIES AND OTHER
In the normal course of operations, the company and its consolidated entities execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, sales of assets and sales of services.

NOTE 23: FINANCIAL INSTRUMENTS
Derivatives and hedging activities
The company uses derivative and non-derivative instruments to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. The company does not use derivatives for speculative purposes. The company uses the following derivative instruments to manage these risks:

•
Foreign currency forward contracts to hedge exposures to Canadian dollar, Australian dollar and British pound denominated investments in foreign subsidiaries and foreign currency denominated financial assets;

•	Interest rate swaps to manage interest rate risk associated with planned refinancings and existing variable rate debt;

•	Interest rate caps to hedge interest rate risk on certain variable rate debt; and

•	Total return swaps on the company’s shares to economically hedge exposure to variability in share price under the deferred share unit plan (refer to Note 21).

The company also designates certain of its financial liabilities as hedges of its Canadian dollar net investments in self-sustaining subsidiaries.

Brookfield Office Properties

Interest rate hedging
The following table provides details of derivatives designated as cash flow hedges in interest rate hedging relationships outstanding as at March 31, 2011 and December 31, 2010:

	Hedging Item	Notional (Millions)	Rate	Maturity	Fair Value	Hedged Item
March 31, 2011	Interest rate cap	$300	5.0%	2011	nil	Interest payments on LIBOR debt
	Interest rate swap	A$185	5.0%	2012	nil	Interest payments on BBSW/BBSY debt
	Interest rate swap	$99	0.8%	2012	nil	Interest payments on LIBOR debt
	Interest rate swap	$150	1.2%	2013	nil	Interest payments on LIBOR debt
	Interest rate cap	$69	4.5%	2014	nil	Interest payments on LIBOR debt
	Interest rate swap	A$358	5.2%	2014	A$1	Interest payments on BBSY debt
	Interest rate swap	A$145	5.6%	2016	nil	Interest payments on BBSY debt
	Interest rate swap	$25	3.5%	2021	$1	Interest payments on LIBOR debt
December 31, 2010	Interest rate cap	$300	5.0%	2011	nil	Interest payments on LIBOR debt
	Bond forward	C$60	2.5%	2011	(C$2)	Interest payments on forecasted debt
	Interest rate swap	A$126	5.0%	2011	nil	Interest payments on BBSY debt
	Interest rate swap	A$131	5.0%	2012	$1	Interest payments on BBSW/BBSY debt
	Interest rate swap	$100	0.8%	2012	nil	Interest payments on LIBOR debt
	Interest rate swap	$150	1.2%	2013	nil	Interest payments on LIBOR debt
	Interest rate swap	$25	3.5%	2021	nil	Interest payments on LIBOR debt

At March 31, 2011 the amount of hedge ineffectiveness recorded in interest expense in connection with the company’s interest rate hedging activities was not significant.

Foreign currency hedging
The following table provides details of derivatives designated as net investment hedges in foreign currency hedging relationships outstanding as at March 31, 2011 and December 31, 2010:

(Millions)	Hedging Item	Hedged Currency	Notional	Rate	Fair Value	Maturity	Hedged Item
Mar. 31, 2011	Foreign currency forward	British pounds	GBP£45	GBP£0.62/US$	nil	Jun 2011	GBP denominated net investment
Mar. 31, 2011	Foreign currency forward	Canadian dollar	C$500	C$0.97/US$	($9)	On or before Jun 2011	C$ denominated net investment
Mar. 31, 2011	Foreign currency forward	Australian dollar	A$550	A$0.97/US$	($63)	On or before Jun 2011	A$ denominated net investment
Dec. 31, 2010	Foreign currency forward	British pounds	GBP£45	GBP£0.64/US$	($1)	Mar 2011	GBP denominated net investment
Dec. 31, 2010	Foreign currency forward	Canadian dollar	C$500	C$1.00/US$	($10)	On or before Mar 2011	C$ denominated net investment
Dec. 31, 2010	Foreign currency forward	Australian dollar	A$1,100	A$0.98/US$	($53)	On or before Jun 2011	A$ denominated net investment

In addition, as of March 31, 2011, the company had designated C$950 million (December 31, 2010 – C$950 million) of its Canadian dollar financial liabilities as hedges of the net investment in its Canadian operations.

Other derivatives
The following table provides details of other derivatives outstanding as at March 31, 2011 and December 31, 2010:

	Derivative Type	Notional (Millions)	Rate	Maturity	Fair Value	Fair Value Gain/Loss	Classification of Gain/Loss
March 31, 2011	Interest rate swap	$500	1.4%	2011	($2)	nil	Fair value gains, net
	Forward rate swaps	A$470	5.7%	2011	(A$1)	nil	Fair value gains, net
	Interest rate swaptions	A$431	5.9%	2011	nil	nil	Fair value gains, net
	Total return swap(1)				($20)	($1)	General and administrative expense
December 31, 2010	Interest rate swap	$500	1.4%	2011	($3)	($6)	Fair value gains, net
	Forward rate swaps	A$470	5.7%	2011	(A$1)	$1	Fair value gains, net
	Interest rate swaptions	A$431	5.9%	2011	nil	$11	Fair value gains, net
	Forward starting swaps	$150	2.8%	2017	nil	nil	Fair value gains, net
	Total return swap(1)				($19)	$6	General and administrative expense

(1) Relates to the total return swap on our share in connection with the Deferred Share Unit Plan

Brookfield Office Properties

NOTE 24: RELATED PARTIES
The company, from time to time, enters into related party transactions and arrangements with BAM and certain of its direct and indirect subsidiaries, jointly controlled entities and associates. Details of transactions and balances between the company and related parties are discussed below.

Loans and other amounts due to/from related parties
As part of the arrangement with BAM through which the company obtained an economic interest in 18 properties in Australia owned by another BAM subsidiary, the company entered into a subordinated bridge acquisition facility, which has a balance of $360 million at March 31, 2011 (December 31, 2010 - $428 million). As of March 31, 2011, the company also has variable rate property level debt payable to another BAM subsidiary of $406 million (December 31, 2010 - $401 million) that is due in May 2013. Interest expense associated with these facilities was $11 million for the three months ended March 31, 2011 (2010 – nil).

The company has a $300 million credit facility with BAM. At March 31, 2011, the balance drawn on this facility was nil (December 31, 2010 – nil). Interest expense related to this indebtedness was nil for the three months ended March 31, 2011 (2010 – nil). Additionally, the company had approximately $15 million (December 31, 2010 – $15 million) of other indebtedness outstanding to BAM and its affiliates. Interest expense related to this indebtedness was nil for the three months ended March 31, 2011 (2010 – nil).

The company has a loan receivable of $49 million from an entity controlled by BAM that is secured by commercial office property.  The loan is due December 1, 2011. Interest income earned on this loan was nil for the three months ended March 31, 2011 (2010 – nil).

BAM owns $200 million of the company’s Class AAA Series E capital securities, with the company having an offsetting loan receivable against these securities earning a rate of 108% of bank prime.

See Note 8(b) for information on total return swaps entered into with BAM in connection with certain debt securities secured by a portfolio of commercial properties.

See Note 8 for information on promissory notes receivable from BRPI, a subsidiary of BAM.

Transactions with related parties
On March 31, 2011, the company disposed of its residential development division to BRPI, an entity controlled by BAM. Refer to Note 11 for discussion of the disposal transaction.

Included in rental revenues are amounts received from BAM and its affiliates for the rental of office premises of nil for the three months ended March 31, 2011 (2010 - $0.6 million). These amounts have been recorded at the exchange amount. In addition, the company has certain arrangements with BAM and its affiliates to arrange insurance in the normal course and at market rates or at cost. The fees are based on a percentage of the annual premiums paid.

Property management fees include management fees received from subsidiaries of BAM of nil for the three months ended March 31, 2011 (2010 - nil).

NOTE 25: OTHER INFORMATION
(a) Supplemental cashflow information

	Three months ended March 31
(Millions)	2011	2010
Cash taxes paid	$32	$8
Cash interest paid (excluding dividends on capital securities)	$116	$84

(b) During the three months ended March 31, 2011, interest expense included $3 million (2010 - $2 million) relating to amortization of transaction costs included in the carrying amount of commercial property debt and capital securities – corporate which has been recognized in interest expense using the effective interest method.

(c) Included in cash and cash equivalents is nil of short-term deposits at March 31, 2011 (December 31, 2010 – nil).

NOTE 26: SUBSEQUENT EVENTS
On May 3, 2011, the company filed a prospectus to issue rights to its common shareholders, other than BAM, to purchase their pro rata portion of the company’s common shares of BRPI at a price of $10 per BRPI share. Also, as discussed in Note 10, BAM has agreed to purchase for $10 per BRPI share its pro rata portion of BRPI common shares and any common shares of BRPI not purchased by the company’s other shareholders pursuant to the rights offering. The rights offering is expected to close on June 15, 2011.

As of May 4, 2011, the company’s name has been changed to Brookfield Office Properties Inc. and such change has been approved by the company’s shareholders.

Brookfield Office Properties

NOTE 27: SEGMENTED INFORMATION
The company and its subsidiaries operate in the United States, Canada, and Australia within the commercial property business. In the first quarter of 2010, Brookfield established a holding company in the United Kingdom and made investments in that market. The company’s United Kingdom investment is currently managed out of its U.S. platform and has been included as such until a platform is established in the United Kingdom.

The company discloses information about its reportable segments based upon the measures used by management in assessing the performance of those reportable segments. The company uses net operating income and funds from operations, a widely used measure in analyzing real estate, to measure the operating performance of its segments. The company defines net operating income as income from property operations after operating expenses have been deducted, but prior to financing, administration, depreciation, income taxes, fair value gains (losses) and the company’s share of net earnings (losses) from equity accounted investments. The company defines funds from operations as income before fair value gains (losses), income taxes and certain other non cash items, if any, less non-controlling interests in the foregoing. Funds from operations includes funds from operations of consolidated properties, the company’s share of funds from operations of equity accounted investments and funds from discontinued operations. The following summary presents segmented financial information for the company’s principal areas of business:

Commercial								Residential
United States			Canada		Australia			Development			Total
Mar. 31,		Mar. 31,	Mar. 31,	Mar. 31,	Mar. 31,	Mar. 31,		Mar. 31,		Mar. 31,	Mar. 31,	Mar. 31,
(Millions)	2011	2010	2011	2010	2011		2010		2011	2010	2011	2010
Revenue	$200	$180	$131	$119	$49	$	―	$	―	$ ―	$380	$299
Net operating income
Consolidated properties	106	104	75	67	35		―		―	―	216	171
Equity accounted investments(1)	93	93	5	4	20		―		―	―	118	97
	199	197	80	71	55		―		―	―	334	268

Funds from operations	$94	$72	$27	$46	$21	$	―		$13	$15	$155	$133

Net income attributable to common shareholders
Income from continuing operations											305	258
Income from discontinued operations											26	17
Net income											331	275
Net income attributable to non-controlling interests											25	25
	$238	$231	$28	$6	$30	$	―		$10	$13	$306	$250

(1) Included in our share of earnings from equity accounted investments

Mar. 31,	Dec. 31,	Mar. 31,	Dec. 31,	Mar. 31,	Dec. 31,	Mar. 31,	Dec. 31,	Mar. 31,	Dec. 31,
(Millions)	2011	2010	2011	2010	2011	2010	2011		2010	2011	2010
Assets	$11,754	$11,030	$5,197	$4,527	$3,459	$3,323	$	―	$1,540	$20,410	$20,420

NOTE 28: APPROVAL OF FINANCIAL STATEMENTS
The financial statements were approved by the board of directors and authorized for issue on May 4, 2011.

Brookfield Office Properties

Shareholder Information

STOCK EXCHANGE LISTINGS

	Outstanding at March 31, 2011	Symbol	Stock Exchange
Common Shares	502,922,198	BPO	New York / Toronto
Class A Preferred Shares
Series A	4,612,500	Not listed	―
Series B	9,589,500	Not listed	―
Class AA Preferred Shares
Series E	2,000,000	Not listed	―
Class AAA Preferred Shares
Series E	8,000,000	Not listed	―
Series F	8,000,000	BPO.PR.F	Toronto
Series G	4,400,000	BPO.PR.U	Toronto
Series H	8,000,000	BPO.PR.H	Toronto
Series I	6,300,966	BPO.PR.I	Toronto
Series J	8,000,000	BPO.PR.J	Toronto
Series K	6,000,000	BPO.PR.K	Toronto
Series L	11,500,000	BPO.PR.L	Toronto
Series N	11,000,000	BPO.PR.N	Toronto
Series P	12,000,000	BPO.PR.P	Toronto

DIVIDEND RECORD AND PAYMENT DATES(1)

	Record Date	Payment Date
Common Shares(2)	First day of March, June, September and December	Last business day of March, June, September and December
Class A Preferred Shares Series A, B	First day of March and September	15th day of March and September
Class AA Preferred Shares Series E	15th day of March, June, September and December	Last business day of March, June, September and December
Class AAA Preferred Shares Series E, F, G, H, I, J, K, L, N and P	15th day of March, June, September and December	Last business day of March, June, September and December

(1)All dividends are subject to declaration by the company’s Board of Directors

(2)Common shareholders resident in the United States will receive payment in U.S. dollars and shareholders resident in Canada will receive their dividends in Canadian dollars at the exchange rate on the date of record, unless they elect otherwise

FIVE-YEAR COMMON SHARE DIVIDEND HISTORY(1)

(US Dollars)	2007	2008	2009	2010	2011
March 31	$ 0.13	$ 0.14	$ 0.14	$ 0.14	$ 0.14
June 30	0.14	0.14	0.14	0.14	0.14
September 30	0.14	0.14	0.14	0.14
December 31	0.14	0.14	0.14	0.14

(1)Adjusted to reflect the three-for-two stock split effective May 4, 2007

Brookfield Office Properties

Corporate Information

CORPORATE PROFILE
Brookfield Office Properties owns, develops and manages premier office properties in the United States, Canada and Australia. Its current portfolio is comprised of interests in over 109 properties totaling 78 million square feet in the downtown cores of New York, Boston, Washington, D.C., Houston, Los Angeles, Toronto, Calgary, Ottawa, Sydney, Melbourne and Perth, making it the global leader in the ownership and management of office assets. Landmark assets include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary, Darling Park in Sydney and City Square in Perth. The corporation’s common shares trade on the NYSE and TSX under the symbol BPO.

BROOKFIELD OFFICE PROPERTIES
Three World Financial Center	Brookfield Place, Bay Wellington Tower
200 Vesey Street, 11th Floor	181 Bay Street, Suite 330
New York, New York 10281-1021	Toronto, Ontario M5J 2T3
Tel: (212) 417-7000	Tel: (416) 369-2300
Fax: (212) 417-7214	Fax: (416) 369-2301
www.brookfieldofficeproperties.com

SHAREHOLDER INQUIRIES
Brookfield Office Properties welcomes inquiries from shareholders, analysts, media representatives and other interested parties. Questions relating to investor relations or media inquiries can be directed to Melissa Coley, Vice President, Investor Relations at (212) 417-7215 or via e-mail at Melissa.Coley@brookfield.com. Inquiries regarding financial results should be directed to Bryan Davis, Senior Vice President and Chief Financial Officer at (212) 417-7166 or via e-mail at Bryan.Davis@brookfield.com.

Shareholder questions relating to dividends, address changes and share certificates should be directed to the company’s Transfer Agent:

CIBC MELLON TRUST COMPANY
By mail:	P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario, M5C 2W9

By courier:	199 Bay Street
Commerce Court West
Securities Level
Toronto, Ontario, M5L 1G9
Attention: Courier Window

Tel:	(800) 387-0825; (416) 643-5500
Fax:	(416) 643-5501
Web site:	www.cibcmellon.com
E-mail:	inquiries@cibcmellon.com

COMMUNICATIONS
We strive to keep our shareholders updated on our progress through a comprehensive annual report, quarterly interim reports, periodic press releases and quarterly conference calls.

Brookfield Office Properties maintains a Web site, brookfieldofficeproperties.com, which provides access to our published reports, press releases, statutory filings, supplementary information and stock and dividend information as well as summary information on the company.

We maintain an investor relations program and respond to inquiries in a timely manner. Management meets on a regular basis with investment analysts and shareholders to ensure that accurate information is available to investors, and conducts quarterly conference calls and webcasts to discuss the company’s financial results. We strive to disseminate material information about the company’s activities to the media in a timely, factual and accurate manner.